

April 3, 2024

Dear Shareholder:

We cordially invite you to the 2024 annual meeting of shareholders of State Street Corporation. The meeting will be held on May 15, 2024, at 9:00 a.m. Eastern Time and will be conducted online via live audio webcast at *www.virtualshareholdermeeting.com/STT2024*. You will be able to participate, submit questions, and vote your shares electronically.

The proxy statement and annual meeting provide an important opportunity for us to engage with you as shareholders, and for you to communicate with us on important topics such as our performance, executive compensation and corporate governance, including the effectiveness of the Board of Directors. Details regarding virtual admission to the meeting and the business to be conducted are more fully described in the accompanying notice of annual meeting and proxy statement. Your vote is very important to us. Whether or not you plan to attend the meeting online, please carefully review the enclosed proxy statement, together with the annual report that accompanies it, and then cast your vote at your earliest convenience. We urge you to vote regardless of the number of shares you hold.

We look forward to the annual meeting. Your continued interest in State Street is very much appreciated.

Sincerely,

Ronald P. O'Hanley

Ronald P. O'Hanley
Chairman, Chief Executive Officer and President



April 3, 2024

STATE STREET

NOTICE OF STATE STREET CORPORATION 2024 ANNUAL MEETING OF SHAREHOLDERS

Date	May 15, 2024
Time	9:00 a.m. Eastern Time
Location	Virtual annual meeting of shareholders conducted via live audio webcast at: *www.virtualshareholdermeeting.com/STT2024*
Purpose	1. To elect 12 directors 2. To approve an advisory proposal on executive compensation 3. To ratify the selection of Ernst & Young LLP as State Street's independent registered public accounting firm for the year ending December 31, 2024 To act upon such other business as may properly come before the meeting and any adjournments thereof.
Record Date	The directors have fixed the close of business on March 18, 2024, as the record date for determining shareholders entitled to notice of and to vote at the meeting.
Meeting Admission	If you plan to attend the meeting online, please enter the 16-digit control number included in your notice of Internet availability of the proxy materials or in your proxy card, or follow the voting instructions that accompanied your proxy materials. A list of our registered holders as of the close of business on the record date will be made available to shareholders during the meeting at *www.virtualshareholdermeeting.com/STT2024*. To access such list of registered holders beginning April 5, 2024 and until the meeting, shareholders should email State Street Investor Relations at IR@statestreet.com.
Voting by Proxy	Please submit a proxy card or, for shares held in "street name" through a broker, bank or nominee, a voting instruction form, as soon as possible, so your shares can be voted at the meeting. You may submit your proxy card or voting instruction form by mail. If you are a registered shareholder, you may also submit your proxy by telephone or over the Internet by following the instructions included with your proxy card or notice of Internet availability of proxy materials. If your shares are held in "street name," you will receive instructions for the voting of your shares from your broker, bank or other nominee, which may permit telephone or Internet submission of voting instructions. Follow the instructions on the voting instruction form or notice of Internet availability of proxy materials that you receive from your broker, bank or other nominee to ensure that your shares are properly voted at the annual meeting.

By Order of the Board of Directors,

Mark Shelton
Secretary

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STATE STREET CORPORATION
One Congress Street, Boston, Massachusetts 02114

Proxy Statement Summary Information

2024 Annual Meeting of Shareholders

Date:	**May 15, 2024**
Time:	**9:00 a.m. Eastern Time**
Location:	Virtual Annual Meeting of Shareholders conducted via live audio webcast at: *www.virtualshareholdermeeting.com/STT2024*
Record date:	**March 18, 2024**

The proxy statement and annual report, and the means to submit a proxy electronically prior to the annual meeting, are available at www.proxyvote.com. To view this material, you must have available the 16-digit control number located on the notice mailed beginning on April 3, 2024, on the proxy card or, if shares are held in the name of a broker, bank or other nominee, on the voting instruction form.

More information about the annual meeting is described under the heading "General Information About the Annual Meeting."

Voting Matters and Recommendations

Item	Board Recommendation
Election of Directors (see "Item 1")	**FOR** Each Director
Advisory Proposal on 2023 Executive Compensation (see "Item 2")	**FOR**
Ratification of Ernst & Young LLP as Independent Registered Public Accounting Firm for 2024 (see "Item 3")	**FOR**

The following summary provides general information about State Street Corporation, referred to as State Street or the Company, and highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider when deciding how to vote your shares. For further and more detailed information on the matters referenced below, prior to casting your vote, please carefully review the entire proxy statement and our 2023 annual report on Form 10-K. Our 2023 annual report on Form 10-K accompanies this proxy statement and was previously filed with the Securities and Exchange Commission (SEC). In this proxy statement, we reference various information and materials available on our corporate website. We have included our website address in this proxy statement as an inactive textual reference only. Information on our website is not incorporated by reference in this proxy statement.

Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of United States securities laws, including without limitation, statements regarding our strategic, business and financial objectives, the industry and market environment and sustainability and impact matters. Forward-looking statements are often, but not always, identified by such forward-looking terminology as "priority," "will," "expect," "strategy," "aim," "target," "plan," "intend," "believe," "may," "outcome," "estimate," "goal," "future," "objective," "pipeline," "anticipate," "guidance," "seek," "trajectory," "trend," and "forecast," or similar statements or variations of such terms. These statements are not guarantees of future performance, are inherently uncertain, are based on current assumptions that are difficult to predict and involve a number of risks and uncertainties. Therefore, actual outcomes and results may differ materially from what is expressed in those statements, and those statements should not be relied upon as representing our expectations or beliefs as of any time subsequent to the time this proxy statement is first filed with the SEC. Other important factors that could cause actual results to differ materially from those indicated by any forward-looking statements are set forth in our 2023 annual report on Form 10-K and our subsequent SEC filings. We encourage investors to read these filings, particularly the sections on risk factors, for additional information with respect to any forward-looking statements and prior to making any voting or investment decision. The forward-looking statements contained in this proxy statement should not be relied on as representing our expectations or beliefs as of any time subsequent to the time this proxy statement is first filed with the SEC, and we do not undertake efforts to revise those forward-looking statements to reflect events after that time.

About State Street

State Street is a financial holding company organized in 1969 under the laws of the Commonwealth of Massachusetts. State Street provides financial and managerial support to our legal and operating subsidiaries. Through our subsidiaries, including our principal banking subsidiary, State Street Bank and Trust Company, we provide a broad range of financial products and services to institutional investors worldwide. We refer to State Street Bank and Trust Company as State Street Bank or the Bank.

As of December 31, 2023, on a consolidated basis we had total assets of $297.26 billion, total deposits of $220.97 billion, total shareholders' equity of $23.80 billion and approximately 46,000 employees. We operate in more than 100 geographic markets worldwide, including the United States, Canada, Latin America, Europe, the Middle East and Asia.

We are a leader in providing financial services and products to meet the needs of institutional investors worldwide, with $41.81 trillion of assets under custody and/or administration and $4.13 trillion of assets under management as of December 31, 2023. We believe we are an essential partner to institutional investors and operate with the purpose of helping to create better outcomes for the world's investors and the people they serve. Our clients—asset managers and owners, insurance companies, official institutions, and central banks—rely on us to deliver solutions that support their goals across the investment life cycle.

The operating environment in 2023 was dynamic with a complex set of challenges for our industry. Despite various headwinds we continued to execute against our strategic agenda in 2023; we focused and delivered on that agenda in three key areas: achieving strong sales wins across our businesses, driving strategic change in our Investment Services business, and remaining disciplined on productivity and broader underlying cost management. For example, during 2023 we implemented key productivity actions and announced additional efficiency measures that will enable us to enhance the productivity of our operating model beginning in 2024. We took these actions all while investing in our business and returning substantial capital to our shareholders. While our full-year overall financial results benefited from higher interest rates globally last year, daily average global equity markets only increased by low-single-digits in 2023, providing just a modest tailwind to our fee revenue, while client activity was muted for much of the year. Further, equity and foreign exchange (FX) market volatility continued to contract in 2023, creating revenue headwinds for our trading businesses. Full-year earnings per share (EPS) decreased 22% year-over-year to $5.58, compared to $7.19 in 2022. The decline was mainly driven by the impact of notable items primarily related to the Federal Deposit Insurance Corporation (FDIC's) special assessment, net losses related to investment securities, repositioning charges, as well as lower total fee revenue and expense growth. Excluding notable items (non-GAAP, see footnote (1) to the below "Financial Highlights" table), full-year EPS increased 3% year-over-year to $7.66, supported by $3.8 billion of common share repurchases, a record level of net interest income (NII), continued growth of our front office software and data business and higher securities finance revenues, the combination of which more than offset the impact of lower servicing and management fees and underlying expense growth. In total, State Street returned approximately $4.6 billion to our shareholders in the form of common stock dividends and common stock repurchases in 2023, compared to approximately $2.4 billion in 2022.

The financial measures used in our executive compensation programs are linked to the below financial results, which are presented on a non-GAAP basis, unless otherwise noted. See footnote (1) to the below table. Additional performance indicators are presented in "Compensation Discussion and Analysis—Executive Summary—Corporate Performance Summary."

Financial Highlights

Consolidated Financial Performance, excluding notable items, non-GAAP ($ in millions, except per share data)[1]			
	2023	**2022**	**Change**
Total fee revenue	$9,480	$9,583	↓ (1.1)%
Total revenue	12,239	12,125	↑ 0.9%
Expenses	8,963	8,666	↑ 3.4%
Pre-Tax Margin	26.4%	28.4%	↓ (2.0)% pts
EPS	7.66	7.41	↑ 3.4%
Return on average common equity (ROE) (GAAP)	8.2%	11.1%	↓ (2.9)% pts

(1) Non-GAAP financial results adjust selected GAAP-basis financial results to exclude the impact of notable items outside of State Street's normal course of business. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. For a reconciliation of non-GAAP measures presented in this proxy statement, see *Appendix C*.

State Street's 2023 performance is reviewed in greater detail, along with relevant risks associated with our businesses, results of operations and financial condition, in our 2023 annual report on Form 10-K, which accompanies this proxy statement and was previously filed with the SEC.

Director Nominees

We believe that members of our Board of Directors (the Board) should have complementary skills and qualifications that form a depth of broad and diverse experiences. We seek director nominees who have had substantial achievement in their personal and professional pursuits and possess the talent, experience and integrity necessary to effectively oversee our businesses and strategy and enhance long-term shareholder value. Based on these desired attributes, the Board has nominated the following 12 director nominees for election at the 2024 annual meeting of shareholders.

Director Nominee	Principal Occupation	Other Public Company Boards (#)	State Street Board Roles and Committee Memberships
Marie A. Chandoha* Director Since 2019 Age 62	Retired President and Chief Executive Officer, Charles Schwab Investment Management, Inc.	1	• Examining and Audit • Executive • Risk (Chair) • Technology and Operations
DonnaLee A. DeMaio* Director Since 2022 Age 65	Retired Global Chief Operating Officer, American International Group, Inc. (AIG)	1	• Examining and Audit • Technology and Operations
Patrick de Saint-Aignan* Director Since 2009 Age 75	Retired Managing Director and Advisory Director, Morgan Stanley	None	• Examining and Audit • Risk • Technology and Operations
Amelia C. Fawcett* Director Since 2006 Age 67	Retired Chairman, Kinnevik AB	None	• Lead Director • Executive • Human Resources • Nominating and Corporate Governance
William C. Freda* Director Since 2014 Age 71	Retired Senior Partner and Vice Chairman, Deloitte LLP	1	• Examining and Audit (Chair) • Executive • Risk
Sara Mathew* Director Since 2018 Age 68	Retired Chairman and Chief Executive Officer, Dun & Bradstreet Corporation	2	• Examining and Audit • Executive • Human Resources (Chair)
William L. Meaney* Director Since 2018 Age 63	President, Chief Executive Officer and Director, Iron Mountain Inc.	1	• Executive • Human Resources • Nominating and Corporate Governance (Chair)
Ronald P. O'Hanley Director Since 2019 Age 67	Chairman, Chief Executive Officer and President, State Street Corporation	1	• Chairman of the Board • Executive (Chair) • Risk
Sean O'Sullivan* Director Since 2017 Age 68	Retired Group Managing Director and Group Chief Operating Officer, HSBC Holdings, plc	None	• Executive • Risk • Technology and Operations (Chair)
Julio A. Portalatin* Director Since 2021 Age 65	Retired President and Chief Executive Officer, Mercer Consulting Group, Inc.	None	• Human Resources • Risk
John B. Rhea* Director Since 2021 Age 58	Partner, Centerview Partners, LLC	1	• Examining & Audit • Technology and Operations
Gregory L. Summe* Director Since 2001 Age 67	Managing Partner and Founder, Glen Capital Partners, LLC	2	• Human Resources • Nominating and Corporate Governance

* = Independent

Corporate Governance Summary

Our Board is committed to strong corporate governance practices and is intent on maintaining State Street's reputation for quality, integrity and high ethical standards. In addition to adhering to the Investor Stewardship Group's Corporate Governance Framework, as highlighted in *Appendix B*, the following summarizes key aspects of our corporate governance:



Board of Directors

- 11 of 12 director nominees are independent
- Annual director elections
- Annual assessment of effectiveness of the Board, its committees and each director nominee
- 33% of director nominees are female and 25% are racially diverse

- Active independent Lead Director elected annually by the independent directors
- Board and committees meet regularly in executive session without management present
- Effective Board refreshment process, adding four new independent directors in the last five years



Shareholder Rights and Engagement

- Directors are elected by a majority of votes cast in uncontested elections and by plurality vote in contested elections
- Continuous shareholder outreach program with director participation;
  - Engaged with shareholders representing approximately 60% of shares outstanding
  - Met with all that expressed an interest in meeting, including shareholders representing approximately 25% of shares outstanding

- No poison pill
- Proxy access by-law allows shareholders to include director nominees in State Street's proxy materials
- No common stock supermajority vote requirements



Strategy, Compensation and Risk

- Board and Committee oversight of:
  - Strategy, financial performance, technology, human capital, ethics and risk management
  - Succession planning for Chief Executive Officer (CEO) and other executive officers
  - Sustainability and impact related obligations, initiatives and strategies
  - Alignment of our incentive compensation arrangements with our safety and soundness

- Directors and executive officers subject to stock ownership guidelines and prohibited from short selling, pledging, options trading, hedging and speculative transactions in State Street securities
- Incentive compensation subject to clawback and forfeiture mechanisms

Sustainability and Impact

State Street recognizes that managing our business activities in a socially and environmentally responsible manner and that giving back to the communities in which we live and work are important for our long-term success. We recognize that sustainable growth comes from operating with absolute integrity and in a way that respects our shareholders, clients, employees, communities and the environment. We adhere to the principles of sound governance and aim to help our clients succeed. We are dedicated to maintaining a global and inclusive workplace where employees feel valued and engaged. We feel a responsibility to enrich our communities and we pursue environmental sustainability, both in the way we carry out our operations and in the products and services we offer. As part of these efforts, the Board oversees our activities and practices related to sustainability and impact and each of the committees of the Board oversees these matters within their respective scope of responsibilities, including climate-related matters. Additional information about our sustainability activities and reporting according to the frameworks created by the Sustainability Accounting Standards Board (SASB), the Task Force on Climate-related Financial Disclosures (TCFD) and Global Reporting Initiative (GRI), can be found in our annually reported Sustainability Report located on our website. Related highlights and achievements for 2023 include the following:

Environmental	Social	Governance
30% CO_2 emissions reduction as compared to 2019 (Goal: 46% by 2030)	Progressed many of our "10 Actions Against Racism and Inequality" such as **$258M** spend with diverse suppliers	**Active board** refreshment with 4 new independent directors in the last 5 years
43% H_2O reduction as compared to 2019 (Goal: 25% by 2030)	More than **$25M** total giving by State Street Foundation philanthropic contributions	**33%** of director nominees are female and **25%** are racially diverse
1,336mt[1] annual carbon savings from 2023 projects	More than **84,000** hours volunteered by employees	**92%** of director nominees are independent
100% carbon neutral operations[2]		**Engagement** with shareholders representing approximately **60%** of shares outstanding in 2023

2023 Notable Sustainability and ESG Achievements

Placed #38 on the 2023 DiversityInc Top 50 companies for diversity and ranked #13 as a top company for the Board of Directors which evaluates board diversity representation overall, board committee diversity and board governance, involvement and practices

Moved to our new global headquarters in Boston, MA in the fall of 2023, which surpasses industry standards across leading wellness and green building certification programs—including the US Green Building Council's Leed Platinum certification

Made tangible progress against our 10 Actions to Address Racial Inequality, including completing and publishing an external civil rights audit and establishing a governance and execution strategy to begin implementation of recommendations included in the published report

Named to the 2023 Dow Jones Sustainability Index, North America, for the fifth year in a row, which represents sustainability leaders as identified by RobecoSAM

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(1) Metric tons of carbon dioxide equivalent.

(2) For Scope 1 and 2, based on independently reviewed data and resultant investment in renewable energy credits and carbon offset projects.

Overview of 2023 Executive Compensation Program

Compensation Philosophy

State Street's compensation program for Named Executive Officers (NEOs) and other executive officers aims to:

- attract, retain and motivate our executives and drive strong leadership behaviors
- reward our executives for meeting or exceeding company and individual financial, business and human capital-related objectives
- drive long-term shareholder value and financial stability
- align incentive compensation with the performance results experienced by our shareholders through the use of significant levels of deferred equity-based compensation
- provide equal pay for work of equal value
- achieve the preceding goals in a manner aligned with sound risk management and our corporate values

In 2023, we continued an active shareholder outreach program, which allowed us to gain additional insight into shareholder perspectives, including on our executive compensation program. We engaged with shareholders representing approximately 60% of shares outstanding, and met with all of those who expressed an interest in providing feedback, including shareholders representing approximately 25% of shares outstanding. The Chair of our Human Resources Committee participated in select engagements, and shareholder feedback from all engagements was relayed directly to the Human Resources Committee and the Nominating and Corporate Governance Committee. Based on discussions with our shareholders and the results of our "Say on Pay" vote, the Human Resources Committee believes that our shareholders support our overall executive compensation program.

For each of our NEOs identified in the "Compensation Discussion and Analysis," the Human Resources Committee (HRC) determines the appropriate level of total compensation for the year. The HRC evaluates base salary and target incentive compensation levels at least annually. The targets are based on each executive's role, responsibilities and performance trend, as well as competitive and market factors and internal equity.

Sound Compensation and Corporate Governance Practices

Our NEO compensation practices are designed to support good governance and mitigate against excessive risk-taking. We regularly review and refine our corporate governance practices considering several factors, including feedback from ongoing shareholder engagement.

✓ What We Do

- Long-term performance-based equity awards in the form of performance-based RSUs
- Significant deferred equity-based incentive compensation
- Active engagement with shareholders on compensation, corporate governance and other issues
- Close interaction between the HRC and the Board's Risk Committee and Examining and Audit Committee
- Independent compensation consultant
- Clawback and forfeiture provisions to recoup compensation following financial restatements and specified misconduct or other actions

- "Double-trigger" change-of-control required for deferred incentive compensation acceleration and cash payments
- Stock ownership policy, including holding requirements for NEOs who are below full ownership guidelines
- Non-competition and other restrictive covenants
- Annual review of incentives compensation design for alignment with risk management principles
- Prohibit short selling, options trading, hedging, pledging or speculative transactions in State Street securities

✗ What We Do Not Do

- No option repricing
- No tax gross-up on perquisites[1]
- No multi-year guaranteed incentive awards

- No "single-trigger" change-of-control vesting or cash payments
- No change-of-control excise tax gross-up

(1) Excluding certain international assignments and relocation benefits.

More information about executive compensation at State Street is described under the heading "Compensation Discussion and Analysis."

Table of Contents

Proxy Statement Summary Information   i

Letter from our Independent Lead Director   1

Corporate Governance at State Street   2
Shareholder Engagement and Communications   2
Corporate Governance Guidelines and Independence   3
Standards of Conduct   4
Board Composition   4
Board Leadership Structure and Role in Risk Oversight   10
Meetings of the Board of Directors and Annual Meeting of Shareholders   13
Committees of the Board of Directors   13
Non-Management Director Compensation   16
Related-Person Transactions   18
Human Capital   19

Item 1: Election of Directors   23

Executive Compensation   36
Compensation Discussion and Analysis   36

Other Executive Compensation Information   66
Human Resources Committee Report   66
CEO Pay Ratio Disclosure   66
Alignment of Incentive Compensation and Risk   67
Summary Compensation Table   69
2023 Grants of Plan-Based Awards   71
Outstanding Equity Awards at Fiscal Year-End, December 31, 2023   73
2023 Stock Vested   74
2023 Nonqualified Deferred Compensation   75
Potential Payments upon Termination or Change of Control as of December 31, 2023   76
Pay Versus Performance   83

Item 2: Approval of Advisory Proposal on Executive Compensation   88

Examining and Audit Committee Matters   89
Examining and Audit Committee Pre-Approval Policies and Procedures   89
Audit and Non-Audit Fees   89
Report of the Examining and Audit Committee   90

Item 3: Ratification of the Selection of the Independent Registered Public Accounting Firm   91

General Information About the Annual Meeting   93
Questions and Answers About Voting   93
Other Matters   96
Proposals and Nominations by Shareholders   96

Security Ownership of Certain Beneficial Owners and Management   98
Beneficial Owners   98
Management   99

Appendix A: Excerpt from State Street's Corporate Governance Guidelines A-1

Appendix B: State Street's Governance Standards Relative to the Investor Stewardship Group's (ISG) Corporate
Governance Framework B-1

Appendix C: Reconciliation of Non-GAAP Financial Information C-1

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To my fellow shareholders:

As State Street's independent Lead Director, and on behalf of the entire Board of Directors, I look forward to our 2024 annual meeting of shareholders.

Inspired by State Street's purpose to help create better investment outcomes for the world's investors and the people they serve, the Board oversees management's vision to be the world's leading investment servicer, provider of liquidity, financing and research products, and investment manager for our clients.

During 2023, State Street continued to forge ahead with its strategic priorities. The Board closely monitored the strategy, remaining focused on long-term growth, maintaining our differentiated product and service offerings and providing oversight of our risk posture, appetite and framework. Through our oversight of the strategic planning process, the Board emphasized the critical importance of effectively navigating change and driving innovation in support of business growth, while enhancing the client experience and maintaining a strong and resilient operational, risk and control environment.

Board Composition: Continuing its effort to evolve with State Street's business and industry developments, the Board annually evaluates its composition. Fresh perspectives, broad and diverse viewpoints and deep experience stoke active and engaged discussion and a productive board of directors. As State Street evolves, so does the Board. We have added four new independent directors in the last five years. These new directors immediately began adding rich insights on matters such as strategic initiatives, new products, geographic footprint, our operational, technology and control environment, and executive compensation. During that same timeframe, and as part of our regular practice to actively manage Board committee chair succession, we have rotated four of the five committee chairs of the principal committees of the Board. In 2023, as we do in each year, we assessed the director qualifications, attributes, skillsets and experiences that will best align with State Street's long-term strategy and goals. This review resulted in the slate of 12 experienced, skilled and strategically-aligned directors submitted to you for reelection this year.

Self-Assessment: For the third consecutive year, the Board engaged an external advisory firm to facilitate the review of director feedback on the performance of the Board, its principal standing committees and each of the directors. To contribute further texture to this process, I also meet with each member of the Board. These discussions serve as a foundation for continuous improvement around communication, committee management, director development and Board composition. We also use this annual process to assist our evaluation of the director slate for shareholder election.

Shareholder Engagement: The Board values input from our shareholders as State Street drives execution of its strategic agenda. Proactive engagement with our shareholders allows us to get important feedback on our strategy, governance practices, executive compensation and sustainability efforts. Sara Mathew, the Chair of our Human Resources Committee and a member of both our Examining and Audit Committee and Board Executive Committee, participated in several of these shareholder meetings.

Board Leadership: As the Lead Independent Director, I actively partner with Ron O'Hanley, State Street's CEO, to, among other things, manage the Board agenda and maintain clear communication and effective Board governance. In 2023, I attended every meeting of the Board and substantially all of its committee meetings and also met individually with each member of the management Executive Committee and several other senior leaders to enrich those discussions with additional detailed perspectives. Further, I participate in regular meetings and communicate with our primary regulators in the United States and across the globe.

Prioritizing Sustainability and Human Capital: The Board continues to prioritize the importance of sustainability and human capital management by overseeing our strategic framework for sustainability- and impact-related obligations, initiatives and activities. Each principal Board committee provides oversight of the sustainability matters within its respective areas of responsibility, including as related to climate risk. This year we published the results of our external Civil Rights Audit, and management established the framework to begin implementing recommendations from the report. State Street also continued to progress its diversity, equity and inclusion programs, including the 10 Actions Against Racism and Inequality. Finally, the Board and its committees continued to focus on senior executive talent development and succession planning activities, because we view developing, attracting and motivating our leaders as key to State Street's growth and success.

I want to thank you for your continued support and investment in State Street. The Board and I look forward to continuing our dialogue in the year to come.

Sincerely,

Amelia C. Fawcett
Lead Director

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 15, 2024

The proxy statement and annual report, and the means to vote electronically, are available at www.proxyvote.com. To view this material, you must have available the 16-digit control number located on the notice mailed on April 3, 2024 on the proxy card or, if shares are held in the name of a broker, bank or other nominee, on the voting instruction form.

Corporate Governance at State Street

Shareholder Engagement and Communications

We believe that regular engagement with our shareholders is an important component of our corporate governance program and is additive to the ongoing dialogue, conferences and meetings that our Investor Relations team and senior management hold with analysts and institutional investors throughout the year. Our shareholder engagement program provides management and the Board with valuable insights not only on corporate governance and executive compensation, but also with perspectives on our corporate strategy, performance and goals. Our shareholders also help to provide information regarding emerging trends that may impact State Street.

Our shareholder engagement process provides a recurring opportunity to receive feedback and to share updates throughout the year. State Street generally initiates engagement by requesting to meet and connect with the shareholder. Many shareholders, based on prior engagement, our public disclosures or other factors, elect to meet with us less frequently or not at all. If a shareholder desires to meet with us, meetings are led by a cross-functional team of senior leaders in Human Resources, Investor Relations, Sustainability and Impact and Legal. An independent director participates in these meetings from time to time. The Board, the Human Resources Committee and the Nominating and Corporate Governance Committee receive updates on the shareholder meetings at least twice per year and consider shareholder feedback in their decision-making. Other committees receive updates, as appropriate.

In 2023, our meetings with shareholders included discussion of a range of topics such as our executive compensation program design, climate and sustainability programs, diversity-related initiatives and progress, corporate strategy and business performance, corporate governance practices and other sustainability topics.



Shareholder Engagement Cycle

Fall

Our primary engagement season to discuss broad topics of interest to our shareholders, prior season voting results and solicit feedback on governance, executive compensation, sustainability and other matters top of mind to State Street or its shareholders

Winter

Board considers changes to governance, executive compensation, and other areas informed by shareholder feedback

Spring

Additional engagement, primarily in preparation for the annual meeting of shareholders and to discuss voting ballot items. The annual meeting of shareholders is held virtually allowing for broad reach of shareholder participation

Summer

Board discusses feedback from shareholder engagement and reviews the voting results from the annual meeting of shareholders

2023 Shareholder Engagement Snapshot

During 2023, we initiated outreach to our shareholders in both the Spring and Fall. For the Spring outreach, just prior to the 2023 Annual Meeting of Shareholders, most of those shareholders confirmed that a meeting was not then necessary. In the Fall, we engaged with shareholders representing approximately 60% of shares outstanding and met with shareholders representing approximately 25% of shares outstanding at the time. The Chair of our Human Resources Committee participated in select engagements, and shareholder feedback from all engagements was relayed directly to the Human Resources Committee and the Nominating and Governance Committee.

Corporate Governance Guidelines and Independence

The Board, in its role of overseeing the conduct of our business, is guided by our Corporate Governance Guidelines (the Guidelines). Among other things, the Guidelines describe the role of the Board, its responsibilities and functions, the director qualification and selection process and the role of the Lead Director. Each year, the Board reviews the Guidelines, and makes updates, as appropriate.

The Guidelines contain categorical standards for determining director independence under New York Stock Exchange (NYSE) listing standards. In general, a director would not be independent under those standards if the director (and in certain circumstances, a member of the director's immediate family) has, or in the past three years had, specified relationships or affiliations with State Street, its external or internal auditors or other companies that do business with State Street (including employment by State Street, receipt of a specified level of direct compensation from State Street—other than director fees—and compensation committee interlocks). The categorical standards also provide specified relationships that, by themselves, would not impair independence. The portion of the Guidelines addressing director independence is attached as *Appendix A* to this proxy statement.

The full Guidelines are available under the "Corporate Governance" section in the "Investors" portion of our website at *www.statestreet.com*. In addition to the Guidelines, the charters for each principal standing committee of the Board are available in the same location on our website. State Street also follows the governance standards relative to the Investor Stewardship Corporate Governance Group's (ISG) framework for U.S.-listed companies. State Street's alignment with the ISG framework is attached as *Appendix B* to this proxy statement.

Independent Director Governance

- The independent directors meet in an executive session presided by the independent Lead Director at every regularly scheduled meeting of the Board and otherwise as needed

- The meetings of the independent directors promote additional opportunities, outside the presence of management, for the directors to engage together in discussion. The regularity of these meetings fosters continuity for these discussions and allows for a greater depth and scope to the matters discussed

Pursuant to the Guidelines, the Board undertook its annual review of director independence in early 2024. State Street, as a global financial institution and one of the largest providers of financial services to institutional investors, conducts business with many organizations throughout the world. Our directors or their immediate family members may have relationships or affiliations with some of these organizations. As provided in the Guidelines, the purpose of the director independence review was to determine whether any relationship or transaction was inconsistent with a determination that the director was independent. The Board, with the benefit of this review and a recommendation by the Nominating and Corporate Governance Committee, determined that all of our directors, other than Mr. O'Hanley, our CEO, meet the categorical standards for independence under the Guidelines, have no material relationship with State Street (other than the role of director) and satisfy the qualifications for independence under the NYSE's listing standards.

In making the independence determinations in 2024, the Board considered that the below identified individuals, or their respective family members, have the following relationships or arrangements that are deemed to be immaterial under the categorical standards for independence included in the Guidelines:

- commercial or charitable relationships with an entity for which the State Street director or family member serves as a non-management director, and with respect to which the director was uninvolved in negotiating such relationship (Messrs. Freda, Meaney, Portalatin, Rhea and Summe)

- commercial relationships with an entity for which the State Street director or family member serves as an employee, consultant or executive officer where the director does not receive any special benefits from the transaction and the annual payments to and from the entity are equal to or less than the greater of $1 million or 2% of the consolidated gross annual revenues of the other entity during the most recent completed fiscal year (Messrs. Freda, Meaney and Rhea and Ms. DeMaio)

In 2023, none of these commercial or charitable relationships with affiliated entities involved amounts paid or received by State Street exceeding the greater of $1 million or 1.7% of the affiliated entity's annual gross revenue.

Standards of Conduct

We have a Standard of Conduct for Directors, which together with the Standard of Conduct for Employees, promotes ethical conduct and the avoidance of conflicts of interest in conducting our business. We also have a Code of Ethics for Senior Financial Officers (including the CEO), as required by the Sarbanes-Oxley Act and SEC rules. Each of these documents is approved annually by the Board and is available under the "Corporate Governance" section in the "Investors" portion of our website at *www.statestreet.com*. Only our Board may grant a waiver for directors, senior financial officers or executive officers from a provision of the Standard of Conduct for Directors, the Standard of Conduct for Employees or the Code of Ethics for Senior Financial Officers, and any waivers will be posted under the "Corporate Governance" section in the "Investors" portion of our website at *www.statestreet.com*.

Board Composition

The Nominating and Corporate Governance Committee, with input from the Board, is responsible for nominating directors for election each year and evaluating the need for new director candidates as appropriate. This assessment includes an evaluation of each director nominee's skills and experience in the context of the needs of the Board, and independence, attendance and participation, as well as consideration of diverse perspectives and experiences, and other characteristics, such as race/ethnicity, gender identity, sexual orientation, disability, military status and nationality.

Director Nominee Characteristics and Qualifications

The Board expects all director nominees to possess the following attributes or characteristics:

- unquestionable business ethics, irrefutable reputation and superior moral and ethical standards
- informed and independent judgment with a balanced perspective, financial literacy, mature confidence, high performance standards and incisiveness
- ability and commitment to attend Board and committee meetings and to invest sufficient time and energy in monitoring management's conduct of the business and compliance with State Street's operating and administrative procedures
- a global vision of business with the ability and willingness to work closely with the other Board members

Taken as a whole, the Board expects one or more of its members to have the following skill sets, specific business background and global or international experience:

- experience in the financial services industry
- experience as a senior officer of a well-respected public company
- experience as a senior business leader of an organization active in our key international growth markets
- experience in key disciplines of significant importance to State Street's overall operations
- qualification as an audit committee financial expert
- qualification as a risk management expert

Board, Committee and Director Self-Assessment

As part of the annual evaluation of the Board's composition, the Nominating and Corporate Governance Committee facilitates an assessment of the performance and effectiveness of the Board and each principal standing committee. This evaluation also includes an annual assessment of each director's performance and contributions to the overall effectiveness of the Board and its committees.


Board Function, Productivity and Effectiveness


Committee Productivity and Effectiveness


Director Nominee Process, Succession Planning and Refreshment


Director Development

The purpose of the Board and committee assessment is multi-faceted with the primary goal to evaluate the effectiveness, function, strength and productivity of the Board and its committees, and also to highlight potential areas for change and improvement. The Nominating and Corporate Governance Committee also leverages this process to guide Board refreshment, committee composition and succession planning efforts, as well as to evaluate whether the key skills and qualifications of members of the Board are aligned with State Street strategy and to determine the nominees to stand for annual shareholder election.

Since 2021, the Nominating and Corporate Governance Committee and the Board have annually engaged a third-party advisory firm to assist with strengthening the self-assessment process and to collect valuable insight and feedback from the directors. In 2023 and early 2024, the Board and the Nominating and Corporate Governance Committee again leveraged the third-party advisory firm to aid the self-assessment process to provide consistency in reporting, track progress over time and evaluate feedback on a comparative basis. This self-assessment procedure, developed with guidance from the advisory firm, is illustrated below.

Board, Committee and Director Self-Assessment Process

- **Self-Assessment Design**

  The Nominating and Corporate Governance Committee, independent Lead Director and advisory firm discusses the objectives of the self-assessment process and the prior-year reports and feedback to determine the scope, process and goals for this year's Board and committee self-assessment

- **Completion of Questionnaires**

  Each director completes a questionnaire evaluating the performance of the Board and each committee, focusing on leadership, scope of responsibilities, quality of interactions with management and areas of potential improvement

- **Committee Evaluation**

  Each principal standing committee conducts an annual evaluation on its processes, responsibilities and effectiveness. The Nominating and Corporate Governance Committee then assesses whether each of the committees had a functioning self-evaluation process and reports its findings to the Board, noting that in 2023, each had a functioning and effective self-evaluation process

- **Executive Session Discussions**

  The advisory firm presents the self-assessment report in an executive session of the Board, including key observations, themes and progress as compared to the prior year and recommends action plans

Assessment Themes, Director Development and Outcomes

As part of the Board and committee self-assessment process, the Board meets with the third-party advisory firm and discusses any identified themes and overall findings, including the strengths and areas of potential improvement of the Board and its various committees, developing action plans to address areas that could benefit from enhancement. Then, the

Nominating and Corporate Governance Committee reviews progress made against the action plans developed in the prior year, and considers further enhancements informed by the director feedback. For the 2022-2023 year, action plans included enhancing Board and committee discussions on business strategy and key Company initiatives and continued focus on director refreshment and Board composition.

To promote continued director development, the Lead Director annually meets with each director to provide individual feedback and insights on strengths and development opportunities specific to the director. The Lead Director also uses this opportunity to solicit feedback from each director about the effectiveness of the Board and its committees, which is then integrated as a component of the Board's annual assessment process.

Director Nomination Process and Candidate Identification and Selection

In connection with its annual Board and committee assessment, the Board reviews its composition and size to evaluate its overall effectiveness and alignment with Company strategy. As part of this review, the Nominating and Corporate Governance Committee, in conjunction with the Board, establishes the desired criteria, skills and areas of expertise needed to continue to support the Board in advancing State Street's businesses and strategy. The Nominating and Corporate Governance Committee is committed to including qualified diverse candidates in the pool from which director candidates are chosen. Once a director candidate is selected to serve on the Board, they participate in a robust director orientation program with presentations by senior management to familiarize the director with the Company's strategic plans, significant financial, accounting and risk management characteristics, compliance programs, governance and the Standards of Conduct, key Company leaders, and the internal and independent auditors. The Company also encourages director continuing education and offers internal training and external education opportunities to all directors. Illustrated below is an overview of the process used to identify the desired attributes and to select new candidates for the Board.



01

Board and Committee determine desired criteria and experience of director candidate(s)

02

Director candidates identified by search firm, Board members, employees or shareholders

03

Committee evaluates the individual characteristics and qualifications of candidates of interest against the selection criteria

All candidates evaluated for conflicts of interest and independence

04

Chair of the Committee and the independent Lead Director conduct interviews and gather information; other Board members may also meet with candidate(s)

05

Committee discusses each director candidate, evaluates potential contributions to the Board as a whole and recommends candidate(s) to the Board

06

The Board votes to elect director candidate(s) based on an assessment of their qualifications and potential contributions to the Board

Director orientation program conducted

The Nominating and Corporate Governance Committee seeks to identify individuals qualified to become directors, consistent with the identified criteria. In carrying out its responsibility to identify the best-qualified candidates for directors, the Committee will consider proposals for nominees from a number of sources, including recommendations from shareholders submitted upon written notice to:

Chair of the Nominating and Corporate Governance Committee
c/o the Office of the Secretary of State Street Corporation,
One Congress Street, Boston, Massachusetts 02114

By following the procedures set forth under "General Information About the Annual Meeting—Proposals and Nominations by Shareholders," shareholders also have the right under our by-laws to directly nominate director candidates and, in certain circumstances, to have their nominees included in State Street's proxy statement.

Director Nominee Qualifications, Diversity and Skills

We believe that our Board should have a variety of qualifications, skill sets and experience that, when taken as a whole, best serve the Company and our shareholders. We recognize the importance of diversity with regard to the composition of the Board and strive to have a Board that provides diversity of thought and a broad range of perspectives. In an effort to achieve these objectives, the Nominating and Corporate Governance Committee and the Board consider a wide range of attributes when determining and assessing director nominees and new candidates in the context and needs of the Board, including personal and professional backgrounds, independence and tenure of Board service, and other demographics such as race and ethnicity, gender identity, sexual orientation, disability, military service and nationality. The Committee does not assign specific weight to the various factors it considers and no particular criterion is a prerequisite for nomination. As summarized below, each of our director nominees brings to the Board a variety of qualifications and skills and, collectively, these qualifications form a depth of broad, global and diverse experiences that help the Board effectively oversee our activities and operations. The Board believes that the nominees as a group possess the skill sets and specific business background that the Board desires and that each of the director nominees has substantial achievement in their personal and professional pursuits and has talents, experience, judgment and integrity that will contribute to the best interests of State Street and to long-term shareholder value.



92%

Independent Board



33%

Female Representation



25%

Racially Diverse

Director Tenure



0 – 5 years	5 directors
6 – 10 years	4 directors
11 – 15 years	1 director
16+ years	2 directors

Director Nominee Skills, Qualifications and Demographics

Director Nominee Skills and Qualifications

Director Nominee	M. Chandoha	D. DeMaio	P. Saint-Aignan	A. Fawcett	W. Freda	S. Mathew	W. Meaney	R. O'Hanley	S. O'Sullivan	J. Portalatin	J. Rhea	G. Summe
Corporate Governance & Sustainability — Directors bring requisite skills and experience to effectively oversee State Street's human capital management and sustainability initiatives	●			●		●	●	●		●	●	●
Cybersecurity, Technology and/or Data Management — Directors bring experience and an understanding of advancements in technology, cybersecurity and information systems/data management, providing the Board sophisticated insight into State Street's technology, systems and risks	●	●	●		●	●	●	●	●	●		●
Finance and Accounting — Directors bring financial expertise/literacy to allow the Board to effectively oversee State Street's financial reporting and internal control	●	●	●	●	●	●	●			●	●	●
Financial Services — Directors bring experience in the financial services industry, including asset management, to allow the Board to effectively oversee State Street's often complex business operations and strategy	●	●	●	●	●			●	●	●	●	●
Global Business Perspective — Directors bring business strategy, operations and substantive experience in international matters relevant to State Street's global business	●	●	●	●	●	●	●	●	●	●	●	●
Legal & Regulatory Compliance — Directors bring legal and regulatory experience, providing deep perspective on the highly regulated and complex legal frameworks applicable to State Street's business across multiple jurisdictions globally		●	●	●								

Director Nominee	M. Chandoha	D. DeMaio	P. Saint-Aignan	A. Fawcett	W. Freda	S. Mathew	W. Meaney	R. O'Hanley	S. O'Sullivan	J. Portalatin	J. Rhea	G. Summe
 **Risk Management** Directors bring experience in identifying, assessing and managing risks to enable the Board to fulfill its oversight responsibilities relating to the operation of State Street's global risk management framework	●	●	●	●	●	●		●	●	●		●
 **Strategic Development** Directors bring experience in developing, driving and innovating strategic direction, which is of significant value to the Board as State Street pursues its long-term objectives as it navigates the changing landscape of the financial services industry	●	●	●	●	●	●	●	●	●	●	●	●
 **Operational Transformation** Directors bring experience in business transformations and strategic restructurings valuable to State Street as it navigates the changing landscape of the financial services industry	●	●		●		●	●	●	●	●	●	●

Director Nominee Skills and Qualifications

Demographics

Gender	♀	♀	♂	♀	♂	♀	♂	♂	♂	♂	♂	♂
Race/Ethnicity												
Asian						●						
Black											●	
Hispanic/Latinx										●		
White	●	●	●	●	●		●	●	●			●
Age	62	65	75	67	71	68	63	67	68	65	58	67
Years on the Board	5	2	15	18	10	6	6	5	7	3	3	23

♀ – Female   ♂ – Male

Board Leadership Structure and Role in Risk Oversight

Board Governance

State Street's leadership structure includes an independent Lead Director of the Board. Dame Amelia Fawcett has served in this position since May 2019.

As Chairman, Mr. O'Hanley presides at all meetings of the Board he attends and works with the independent Lead Director to establish the agendas for all of its meetings and the matters on which the Board will vote.

Role of the Independent Lead Director

- Elected annually by the independent directors to serve a one-year term
- Expected to participate in, and attend, meetings of all Board committees, providing valuable committee overlap to enable optimal agenda coordination, insight and consistency across all committees and helping to strengthen risk oversight
- Presides at meetings of the Board during which the Chairman is not present, and at executive sessions of independent directors held at every regularly-scheduled Board meeting
- Serves as a liaison between the Chairman and the independent directors
- Authorized to call additional meetings of the independent directors
- Communicates frequently with the Chairman to provide feedback and implement the decisions and recommendations of the independent directors
- Conducts an annual process for reviewing the Chief Executive Officer's performance and reports the results of the process to the other independent directors
- Meets annually with each independent director to provide feedback, areas of strength and development opportunities
- Meets at least annually with such members of the senior leadership team as the Lead Director determines from time to time
- Represents the Board in discussions with stakeholders and communicates with regulators
- Approves, in consultation with the Chairman, the agendas for Board meetings and the matters to be voted on by the full Board

Board Leadership Review Process

The Nominating and Corporate Governance Committee coordinates the annual independent Lead Director nomination and election process. In addition, the Board reviews its leadership structure at least annually to assess and determine whether it remains appropriate. The Board values the flexibility to review and determine the appropriate leadership structure based on State Street's opportunities and circumstances at any given time.

After the independent directors' 2023 review and assessment, the Board continues to believe that Mr. O'Hanley's role as Chairman—together with a strong independent Lead Director, and Dame Amelia's performance in the role—continues to be the most effective leadership structure for State Street and in the best interests of the Board, State Street and its shareholders at this time.

Among the factors considered by the Board in determining that the current leadership structure remains the most appropriate are:

- as our Chief Executive Officer, Mr. O'Hanley has extensive knowledge of our business and strategy and is well positioned to work with the independent Lead Director to focus our Board's agenda on the key issues facing State Street
- oversight of State Street is the responsibility of our Board as a whole, which maintains a super-majority of independent directors (11 out of 12 director nominees), and this responsibility can be properly discharged with a strong, active and engaged independent Lead Director
- the Chairman and independent Lead Director work together to play a strong and active role in the oversight of State Street's business strategy and operational management

Board Risk Oversight

In the normal course of our business activities, State Street is exposed to a variety of risks, some of which are inherent in the financial services industry and others are more specific to our business activities. The identification, assessment, monitoring, mitigation and reporting of risks are essential to our financial performance and successful management of our businesses. Risk management, including Board and senior management oversight and a system of policies, procedures, limits, risk measurement and monitoring and internal controls, allows for an assessment of risks for evaluating opportunities for the prudent use of capital that appropriately balances risk and return. Our established risk appetite framework outlines the quantitative limits and qualitative goals that define the level and type of risk we are willing to undertake in the course of executing our business strategy, and also serves as a guide in setting risk limits across our business units. The framework is established by Enterprise Risk Management (ERM), a corporate risk oversight group, in conjunction with the Management Risk and Capital Committee, our senior management decision-making body for risk and capital issues, and the Risk Committee of the Board. The Board formally reviews and approves our risk appetite statement annually, or more frequently in response to shifts in endogenous or exogenous risk conditions.

ERM provides risk oversight, support and coordination to allow for the consistent identification, measurement and management of risks across business units separate from the business units' activities, and is responsible for the formulation and maintenance of corporate-wide risk management policies and guidelines. In addition, ERM establishes and reviews limits and, in collaboration with business unit management, monitors key risks. Ultimately, ERM works to validate that risk-taking occurs within the risk appetite statement approved by the Board and conforms to associated risk policies, limits and guidelines.

The Board committees, including their respective areas of risk oversight, that assist the Board in discharging the Board's responsibilities with respect to risk management are shown below. State Street, as a large bank holding company, is required by regulations of the Board of Governors of the Federal Reserve System to have a Risk Committee. The Risk Committee is responsible for oversight related to the operation of our global risk management framework, including policies and procedures establishing risk management governance and processes and risk control infrastructure. It is responsible for reviewing and discussing with management our assessment and management of all risks applicable to our operations, including among other matters, credit, market, interest rate, liquidity, operational, regulatory, technology, business, compliance and reputation risks, and related policies. The Risk Committee also receives quarterly updates from other Board committees regarding risk-related matters reviewed by those Board committees.

The structure of the Risk Committee assists the Board in administering its oversight of risk management throughout our company. The Risk Committee includes at least one member who has experience in identifying, assessing and managing risk exposures of a large, complex financial firm and all members of the Risk Committee have an understanding of risk management principles and practices relevant to the Company. In addition, the Lead Director participates in meetings of the Risk Committee and the Chairman of the Board and CEO is a current member of the Risk Committee. For more details regarding the Risk Committee and our other Board committees, refer to "Committees of the Board of Directors."

The Chief Risk Officer (CRO) is responsible for our risk management globally, leads ERM and has a dual reporting line to our CEO and the Risk Committee. The Chief Compliance Officer reports to the CRO. Our risk management is further discussed in Part II, Item 7 of our annual report on Form 10-K for the year ended December 31, 2023.



Board of Directors			
Risk Committee	**Examining and Audit Committee**	**Human Resources Committee**	**Technology and Operations Committee**
• Global risk management • Risk appetite statement • Credit and counterparty risk • Liquidity risk, funding and management • Strategic risk • Emerging risk • Risk compensation scorecard • Risk elements of sustainability and impact obligations, initiatives and activities, including climate risk	• Legal risk • Compliance risk • Performance and compensation of the General Auditor • Reviews the performance of the Chief Compliance Officer (who reports to the CRO) and Chief Accounting Officer • Business conduct risk • Financial statements and controls	• Performance assessment and compensation of CEO and other executive officers • Executive officer succession planning and talent development (with the exception of the CEO) • Human capital management • Risk review of incentive compensation arrangements	• Technology risk management • Operational risk management • Material strategic initiatives related to technology and operational risk perspectives • Corporate information security and cybersecurity programs • Operational and technology resiliency • Data and access management • Third-party risk management

Communication with the Board of Directors

Shareholders and interested parties who wish to contact the Board or the Lead Director should address correspondence to the Lead Director in care of the Secretary. The Secretary will review and forward correspondence to the Lead Director or the appropriate person or persons for response.

Lead Director of State Street Corporation
c/o Office of the Secretary
One Congress Street
Boston, MA 02114
Alternatively, by email: corporatesecretary@statestreet.com

In addition, State Street has established a procedure for communicating directly with the Lead Director, by utilizing a third-party independent provider, regarding concerns about State Street or its conduct, including complaints about accounting, internal accounting controls or auditing matters. An interested party who wishes to contact the Lead Director may use any of the following methods, which are also described on State Street's website at *www.statestreet.com*:



From within the United States and Canada:
1-888-736-9833 (toll-free)



ATTN: State Street
5500 Meadows Road, Suite 500
Lake Oswego, OR 97035 USA



https://secure.ethicspoint.com/domain/media/en/gui/55139/index.html

For country-specific phone numbers, please visit *www.statestreet.com*.

The Lead Director may forward to the Examining and Audit Committee, or to another Board committee, group or department, for appropriate review, any concerns the Lead Director receives. The Lead Director periodically reports to the independent directors as a group regarding concerns received.

Meetings of the Board of Directors and Annual Meeting of Shareholders

During 2023, the Board held six meetings, and each of the directors attended, either in-person or virtually, at least 75 percent of the total of all meetings of the Board and committees on which the director served during the year.

Although State Street does not have a formal policy regarding attendance of directors at the annual meeting of shareholders, all directors are encouraged to attend. Each of the twelve directors on the Board at the time of our 2023 annual meeting of shareholders attended the virtual meeting.

Committees of the Board of Directors

The Board has the following committees to assist it in carrying out its responsibilities, and each operates under a written charter, a copy of which is available under the "Corporate Governance" section in the "Investors" portion of our website at *www.statestreet.com*. The charter for each committee, which establishes its roles and responsibilities and governs its procedures, is annually reviewed and approved by the Board.

Examining and Audit Committee

Current Members:
- William C. Freda, Chair
- Marie A. Chandoha
- DonnaLee A. DeMaio
- Patrick de Saint-Aignan
- Sara Mathew
- John B. Rhea

10 Meetings in 2023

Primary Responsibilities:
- Responsible for the appointment (including qualifications, performance, independence and periodic consideration of retaining a different firm), compensation, retention, evaluation and oversight of the work of State Street's independent registered public accounting firm, including sole authority for the establishment of pre-approval policies and procedures for all audit engagements and any non-audit engagements
- Discusses with the independent auditor critical accounting policies and practices, alternative treatments of financial information, the effect of regulatory and accounting initiatives and other relevant matters
- Oversees the operation of our system of internal control covering the integrity of our consolidated financial statements and reports; compliance with laws, regulations and corporate policies; and the performance of corporate audit
- Reviews the effectiveness of State Street's compliance program
- Conducts an annual performance evaluation of the General Auditor and reviews the performance of the Chief Compliance Officer and other senior members of management as appropriate
- Oversees the Company's efforts to promote and advance a culture of compliance and ethical business practices
- Oversees the compliance, culture and reporting components of State Street's sustainability and impact related obligations, initiatives and activities

All members meet the independence requirements of the listing standards of the NYSE and the rules and regulations of the SEC and are considered audit committee financial experts (as defined by SEC rules).

Executive Committee

Current Members:
- Ronald P. O'Hanley, Chair
- Marie A Chandoha
- Amelia C. Fawcett
- William C. Freda
- Sara Mathew
- William L. Meaney
- Sean P. O'Sullivan

1 Meeting in 2023

Primary Responsibilities:
- Committee members are the Chairs of each Committee, the independent Lead Director and Chairman of the Board
- Authorized to exercise all the powers of the Board, except as otherwise limited by Massachusetts law or the Committee's charter
- Reviews, approves and acts on matters on behalf of the Board at times when it is not practical to convene a meeting of the Board to address such matters
- Periodically reports to the Board depending on meeting activities, if any

Human Resources Committee

Current Members:

- Sara Mathew, Chair
- Amelia C. Fawcett
- William L. Meaney
- Julio A. Portalatin
- Gregory L. Summe

6 Meetings in 2023

Primary Responsibilities:

- Oversees human capital management strategies, the operation of all compensation plans, policies and programs in which executive officers participate and certain other incentive, retirement, health and welfare and equity plans in which employees participate

- Oversees the alignment of our incentive compensation arrangements with the safety and soundness of State Street, including the integration of risk management objectives and related policies, arrangements and control processes, consistent with applicable regulatory rules and guidance

- Acting together with the other independent directors, annually reviews and approves corporate goals and objectives relevant to the CEO's compensation; evaluates the CEO's performance; and reviews, determines and approves, in consultation with the other independent directors, the CEO's compensation

- Reviews, evaluates and approves the total compensation of all executive officers

- Reviews talent development and succession plans for executive officers (except for the CEO)

- Approves the terms and conditions of employment and any associated changes, including any restrictive provisions, severance arrangements and special arrangements or benefits, of any executive officer

- Adopts equity grant guidelines in connection with its overall responsibility for all equity plans and monitors stock ownership of executive officers who are members of the management Executive Committee, State Street's enterprise strategy-setting and decision-making body

- Appoints and oversees compensation consultants and other advisors retained by the Committee

- Oversees the human capital management components of State Street's sustainability and impact related obligations, initiatives and activities

All members meet the independence requirements of the listing standards of the NYSE.

Nominating and Corporate Governance Committee

Current Members:
- William L. Meaney, Chair
- Amelia C. Fawcett
- Gregory L. Summe

4 Meetings in 2023

Primary Responsibilities:

- Assists the Board with respect to issues and policies affecting our governance practices, including succession planning for the CEO, identifying and recommending director nominees and shareholder matters

- Recommends each committee's composition and leads the Board in its annual review of the Board's and each committee's performance

- Reviews and approves State Street's related-person transactions, reviews the amount and form of director compensation and reviews reports on regulatory, political and lobbying activities of State Street

- Oversees the corporate governance components of State Street's sustainability and impact related obligations, initiatives and activities

All members meet the independence requirements of the listing standards of the NYSE.

Risk Committee

Current Members:
- Marie A. Chandoha, Chair
- Patrick de Saint-Aignan
- William C. Freda
- Ronald P. O'Hanley
- Sean P. O'Sullivan
- Julio A. Portalatin

7 Meetings in 2023*

Primary Responsibilities:

- Oversees the operation of our global risk management framework, including the risk management policies for our operations

- Reviews the management of all risk applicable to our operations, including credit, market, interest rate, liquidity, operational, technology, business, compliance and reputation risks

- Oversees our strategic capital governance principles and controls, monitors capital adequacy in relation to risk and discharges the duties and obligations of the Board under applicable Basel, Comprehensive Capital Analysis and Review, Comprehensive Liquidity Assessment and Review and resolution and recovery planning requirements

- Conducts an annual performance evaluation of the Chief Risk Officer

- Oversees the risk management components, including climate risk, of State Street's sustainability and impact related obligations, initiatives and activities

Technology and Operations Committee

Current Members:
- Sean P. O'Sullivan, Chair
- Marie A. Chandoha
- DonnaLee A. DeMaio
- Patrick de Saint-Aignan
- John B. Rhea

5 Meetings in 2023*

Primary Responsibilities:

- Oversees technology and operational risk management and the role of these risks in executing the Company's strategy in support of State Street's global business requirements

- Reviews material strategic initiatives from a technology and operational risk perspective

- Reviews technology related risks, including corporate information security, cybersecurity, operational and technology resiliency and data management

- Oversees the technology and operational risk components of State Street's sustainability and impact related obligations, initiatives and activities

---

* Does not include meetings held jointly with another committee.

Non-Management Director Compensation

General

The Nominating and Corporate Governance Committee annually reviews, and recommends to the Board, the form and amount of non-management director compensation. In conducting its review, the Committee used the Compensation Peer Group that is used by the Human Resources Committee for executive compensation generally and, like the Human Resources Committee, used the services of Meridian Compensation Partners for 2023. Information on State Street's Compensation Peer Group and compensation consultant is described under the heading "Executive Compensation—Compensation Discussion and Analysis—Other Elements of Our Compensation-Setting Process."

The Nominating and Corporate Governance Committee did not treat Compensation Peer Group data as definitive when determining non-management director compensation. Rather, it referenced this peer group compensation, as well as trends in director compensation generally and within the financial services/ banking industry, and formed its own perspective on compensation for our non-management directors. In May 2023, the Committee made its recommendation to the Board, which, following the May 2023 annual meeting of shareholders, approved compensation for all non-management directors effective through the 2024 annual meeting of shareholders. There were no changes to the elements of director compensation from the prior year. Mr. O'Hanley, as an employee director, does not receive any additional compensation for his services as a director.

Compensation

For the 2023–2024 Board year, non-management directors received the following compensation:

Compensation Component[1]	Value ($)[2]	Vehicle[3]
Annual Retainer	$100,000	Cash or shares of State Street common stock
Annual Equity Award	195,000	Shares of State Street common stock
Additional Independent Lead Director Retainer	130,000	Cash or shares of State Street common stock
Examining and Audit Committee and Risk Committee Chair Retainers	40,000	Cash or shares of State Street common stock
Human Resources Committee and Technology and Operations Committee Chair Retainers	35,000	Cash or shares of State Street common stock
Nominating and Corporate Governance Committee Chair Retainer	25,000	Cash or shares of State Street common stock
Examining and Audit Committee and Risk Committee Member Retainers[4]	20,000	Cash or shares of State Street common stock

(1) Each non-management director also earns $1,500 per meeting after the tenth Board meeting attended during the Board year. Non-management directors also receive reimbursement of expenses incurred as a result of Board service.

(2) The annual retainer and annual equity award are pro-rated for any non-management director joining the Board after the annual meeting of shareholders. Committee retainers are pro-rated for any non-management director joining a committee during the Board year.

(3) Non-management directors may elect to receive their retainers in cash or shares of State Street common stock. For non-management directors elected at the annual meeting, all awards made in shares of State Street common stock are granted based on the closing price of our common stock on the NYSE on the date of the annual meeting that begins the period, rounded up to the nearest whole share. Under the Amended and Restated 2017 Stock Incentive Plan, with limited exceptions, the total value of all compensation components to a non-management director cannot exceed $1.5 million in a calendar year.

(4) The Examining and Audit Committee and Risk Committee member retainer is payable to each member of the respective committee, other than that committee's Chair and the Lead Director, if a committee member.

Pursuant to State Street's Deferred Compensation Plan for Directors, non-management directors may elect to defer the receipt of 0% or 100% of their (1) retainers, (2) annual equity award and/or (3) meeting fees. Non-management directors who elect to defer the cash payment of their retainers or meeting fees may choose from four notional investment fund returns for such deferred cash. Deferrals of common stock are adjusted to reflect the hypothetical reinvestment in additional shares of common stock for any dividends or other distributions on State Street common stock during the deferral period. Deferred amounts will be paid at the termination of Board service as either a lump sum or in installments over a two- to five-year period, as elected by the non-management director.

Director Stock Ownership Guidelines

Under our stock ownership guidelines, all non-management directors are required to maintain a target level of stock ownership equal to eight times the annual retainer of $100,000 for a total of $800,000. Non-management directors must hold all net shares received until they reach the target ownership level. For purposes of these stock ownership guidelines, the value of shares owned is based on the closing price of our common stock on the NYSE on the date that we use for the beneficial ownership table under the heading "Security Ownership of Certain Beneficial Owners and Management." Non-management directors are credited with all shares they beneficially own for purposes of the beneficial ownership table, including any deferred share awards. Non-management directors are expected to attain the ownership level ratably within five years after initial election to the Board.

Our Securities Trading Policy prohibits directors from engaging in short selling, hedging, pledging or speculative trading in State Street securities.

As of March 1, 2024, Ms. DeMaio and Mr. Portalatin exceeded the pro-rated expected level of ownership but are below the full target ownership level, as each is within five years after initial election to the Board, and therefore are subject to the 100% holding requirement of net shares received. As of March 1, 2024, each of the other non-management directors exceeded the full target level of ownership under the guidelines.

2023 Director Compensation

The following table shows our non-management directors' 2023 compensation:

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	All Other Compensation[2] ($)	Total ($)
Marie A. Chandoha	$160,000	$195,043	$24,599	$379,642
DonnaLee A. DeMaio	120,000	195,043	20,599	335,642
Patrick de Saint-Aignan	140,000	195,043	40,894	375,937
Amelia C. Fawcett	230,000	195,043	24,761	449,804
William C. Freda	160,000	195,043	40,894	395,937
Sara Mathew	155,000	195,043	—	350,043
William L. Meaney	125,000	195,043	40,599	360,642
Sean P. O'Sullivan	155,000	195,043	—	350,043
Julio A. Portalatin	120,000	195,043	40,599	355,642
John B. Rhea[3]	—	315,121	—	315,121
Richard P. Sergel[4]	—	—	31,529	31,529
Gregory L. Summe	100,000	195,043	37,394	332,437

(1) On May 17, 2023, each non-management director received 2,849 shares of State Street common stock valued at $195,043 based on the closing price of our common stock on the NYSE of $68.46. Stock awards to non-management directors vest immediately, and there were no unvested non-management director stock awards as of December 31, 2023.

(2) Perquisites received in 2023 include director life insurance coverage, business travel accident insurance and medical benefits abroad while traveling internationally for State Street, paid for by State Street ($894 for Dame Amelia and Messrs. de Saint-Aignan, Freda and Summe; $599 for Mses. Chandoha and DeMaio and Messrs. Meaney and Portalatin; and $373 for Mr. Sergel). Charitable contributions by non-management directors are eligible for a Company matching contribution of up to $40,000 per calendar year under the State Street matching gift program. Matching charitable contributions made on behalf of the non-management directors during 2023 were $40,000 for Messrs. de Saint-Aignan, Freda, Meaney and Portalatin; $36,500 for Mr. Summe; $24,000 for Ms. Chandoha; $23,867 for Dame Amelia and $20,000 for Ms. DeMaio and Mr. Sergel. Mr. Sergel's perquisites also include a retirement gift ($11,156) in recognition of his 24 years of service as a member of the Board. The total amount of perquisites and other personal benefits for Ms. Mathew and Messrs. O'Sullivan and Rhea have not been reported because the total did not exceed $10,000.

(3) Mr. Rhea elected to receive his annual retainer in common stock in lieu of cash. As a result, he received an additional 1,754 shares of State Street common stock with a total value of $120,079 based on the closing price of our common stock on the NYSE on May 17, 2023 of $68.46.

(4) Mr. Sergel retired from the Board effective May 17, 2023. The retainers and equity award for Mr. Sergel's Board service during 2023 were paid during 2022 and reported in our proxy statement for the 2023 annual meeting of shareholders.

Related-Person Transactions

The Board has adopted a written policy and procedures for the review of any transaction, arrangement or relationship in which State Street is a participant, the amount involved exceeds $120,000 and one of our executive officers, directors or 5% shareholders (or their immediate family members), who we refer to as "related persons," has a direct or indirect material interest. A related person proposing to enter into such a transaction, arrangement or relationship must report the proposed related-person transaction to State Street's General Counsel. The policy calls for the proposed related-person transaction to be reviewed and, if deemed appropriate, approved by the Nominating and Corporate Governance Committee. A related-person transaction reviewed under the policy will be considered approved if it is authorized by the Nominating and Corporate Governance Committee (or the Committee Chair) after full disclosure of the related person's interest in the transaction. Such reporting and review occur prior to the effectiveness or consummation of the transaction. The General Counsel may present a related-person transaction arising in the time period between meetings of the Committee to the Chair of the Committee, who shall review and may approve the related-person transaction. The Chair reports on any related-person transaction reviewed at the next meeting of the Committee. Any ongoing related-person transactions are reviewed annually to evaluate whether they should be permitted to continue.

Related-Person Transaction Considerations

As appropriate for the circumstances, the Nominating and Corporate Governance Committee (or the Committee Chair) will review and consider:

- the related person's interest in the related-person transaction
- the approximate dollar value of the amount involved in the related-person transaction
- the approximate dollar value of the related person's interest in the transaction without regard to any profit or loss
- whether the transaction was undertaken in the ordinary course of State Street's business
- whether the transaction with the related person is on terms no less favorable to State Street than terms that could be reached with an unrelated third-party
- the purpose of the transaction and the potential benefits to State Street
- any other information regarding the related-person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction

The Nominating and Corporate Governance Committee reviews all relevant information available about the transaction. The Committee may approve the transaction only if the Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, the best interests of the Company and its shareholders. The Committee may, in its sole discretion, impose such conditions as it deems appropriate on State Street or the related person in connection with approval of the related-person transaction.

In addition to the transactions that are excluded by the instructions to the SEC's related-person transaction disclosure rule, the Board has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related-person transactions for purposes of this policy:

- interests arising solely from the related person's position as an executive officer, employee or consultant of another entity (whether or not the person is also a director of such entity) that is a party to the transaction, where (1) the related person and their immediate family members do not receive any special benefits as a result of the transaction and (2) the annual amount involved in the transaction equals less than the greater of $1 million or 2% of the consolidated gross revenues of the other entity that is a party to the transaction during that entity's last completed fiscal year; or
- a transaction that involves discretionary charitable contributions from State Street to a tax-exempt organization where a related person is a director, trustee, employee or executive officer, provided the related person and their immediate family members do not receive any special benefits as a result of the transaction, and further provided that, where a related person is an executive officer of the tax-exempt organization, the amount of the discretionary charitable contributions in

any completed year in the last 3 fiscal years is not more than the greater of $1 million, or 2% of that organization's consolidated gross revenues in the last completed fiscal year of that organization (in applying this test, State Street's automatic matching of director or employee charitable contributions to a charitable organization will not be included in the amount of State Street's discretionary contributions)

Based on information provided by the directors and executive officers, no related-person transactions are required to be reported in this proxy statement under applicable SEC regulations. In addition, neither State Street nor the Bank has extended a personal loan or extension of credit to any of its directors or executive officers.

Human Capital

State Street's employees are key to our long-term performance. Our employees drive the company's strategy, innovate better ways to serve our clients and act as custodians of our reputation. We seek to empower our employees by:

- Providing development and learning opportunities to help each person reach their full potential
- Promoting an inclusive, diverse and equitable workplace
- Improving organizational effectiveness

Our focus on attracting, developing, motivating and retaining employees is a key enabler of our corporate strategy. Accordingly, we measure our executives' performance and adjust their compensation based on the critical leadership behaviors and culture traits that are part of our human capital strategy.

    

Attract	**Develop**	**Motivate and Retain**
Our recruiting efforts are focused on attracting the industry's top performers in markets that align with the current demands and ever-changing nature of our business. We believe that our strength comes from our diversity, including disability, gender, LGBTQ+ identity, race/ ethnicity and veteran status, and that attracting and hiring the best person for the job is core to our ability to be an essential partner to our clients.	Instilling our culture traits, promoting an environment in which employees feel encouraged to learn and grow in their careers and supporting them in strengthening our communities helps us develop the talented individuals we recruit. Our learning and development efforts align with our strategy, helping employees to learn new and strengthen existing skills that are needed to drive our long-term performance.	Motivating our employees to do their best requires clear alignment between our strategy, culture and performance management approach. We cascade our strategy, vision and goals throughout our organization, align individual performance expectations with those goals, and encourage managers to have frequent performance discussions with their teams. We also work to retain our top talent, upskilling our workforce and continuously evolving our internal mobility approach to provide employees a wide array of opportunities to build and sustain their careers with State Street and to connect hiring managers with our internal talent pipeline.

Key elements during 2023 of our efforts to drive progress on our human capital strategy and initiatives are noted below. Additional detail, including EEO-1 data, can be found on our website.

Workforce Profile

Managing and supporting approximately 46,000 employees located in 34 countries

Employee Profile (as of December 31, 2023)

	Women *(Global)*	Black, Indigenous and People of Color (BIPOC) Employees *(U.S. only)*
Management (Senior Vice President+)	39%	23%
Non-Management	44%	37%
Overall	44%	37%

Culture and Engagement

Leveraging shared traits and behaviors as a way to promote strong levels of employee connection to the company and to drive our business strategy

- Providing employees with a clear and compelling value proposition that
  - connects them to a motivating purpose and reinforces their impact on business strategy;
  - ensures they understand the value of their contributions; and
  - creates an environment of inclusion and belonging where all employees can thrive and succeed
- Encouraging integrity and ethical decision making and providing multiple avenues to speak up about behavior inconsistent with our values
- Providing a blueprint for employees in carrying out their work through our culture traits:
  - Choose to Own It;
  - Break Through Silos;
  - Deliver Results with Integrity and Speed;
  - Do Better Every Day; and
  - Care for Our Colleagues, Clients and Community
- Conducting frequent employee listening opportunities to gain insight into employee sentiment on topics such as engagement, development, alignment, work/life balance, manager qualities and excellence in risk management
- Continuing to evolve processes, policies and resources to balance the benefits of on-site and hybrid work

Diversity, Equity and Inclusion (DEI)

Working to accelerate progress on our DEI programs, including via our 10 Actions Against Racism and Inequality

- Continuing to make progress in Management Leadership of Tomorrow's (MLT) Racial Equity at Work Certification Programs, which partners with organizations to create meaningful and measurable progress toward equity in the workplace, industry and our communities. Following achievement of the Black Equity at Work Bronze Certification – the first and only global Systematically Important Financial Institution (SIFI) to do so – we are now working towards MLT's Hispanic Equity at Work certification
- Progressing our diversity initiatives, leading to improvement in six of eight representation categories in 2023, including continued improvements in Black and Latinx representation
- Establishing a new diverse representation strategy, including country-level objectives for gender for our largest international locations
- Publishing our external Civil Rights Audit and established initiatives and governance to begin implementation of related recommendations
- Leveraging 24+ employee networks with 100+ chapters globally to facilitate courageous conversations and drive engagement

Employee Benefits and Wellbeing	Learning and Development	Stewardship and Community Leadership
Offering comprehensive and flexible benefit programs to meet the changing needs of our employees and their families	*Developing and training our workforce via a learner-centric approach to skills training, including easily accessible education options*	*Impacting communities around the world through employee volunteering and financial support*
• Physical, emotional and financial wellness programs to support our workforce and their families • Parental and caretaker support benefits to provide resources for employees at all life stages • Offering special paid time off to encourage staff well-being and community involvement – volunteer, disconnect, birthday and wellness days – in addition to vacation and holidays • Providing a global education assistance policy to support employees in fulfilling their career goals • Offering reimbursement and savings vehicles to help employees save money now – and for their retirement	• Developing and training our workforce to meet the evolving demands of our industry through learning curricula with modern, flexible learning options. Our commitment to promoting development was recognized through Degreed's 2023 Visionary Awards as winner of *Learning Marketer of the Year* • Delivering internship and rotational programs to develop high-performing recent graduates to position them for early career success • Providing leadership development programs and tailored development opportunities for high-potential middle managers to build internal pipeline of talent for future leadership roles, including our Journey to Leadership Excellence Program, which was the 2023 overall winner as *Best Unique or Innovative Leadership Program* by the Brandon Hall Group	• Partnering with charitable organizations locally and globally through direct financial support from the State Street Foundation and matching employee donations • Supporting local non-profit organizations and driving employee engagement in the community through skills-based volunteering • Scaling our skills-based volunteer programs through two annual signature programs and partnering with grantees to help them build organizational resilience

Performance Management	**Other Recognition Opportunities**	**Equitable Employment Practices**
Motivating and rewarding employees with competitive incentive opportunities, encouraging employees to learn and grow in their careers	*Providing monetary and non-monetary recognition for specific behaviors that drive our business strategy and culture*	*Supporting equal pay for equal work and working to increase the engagement and representation of women and BIPOC employees*
• Employing a pay-for-performance philosophy and differentiating pay to reward our highest performers • Aligning employee and shareholder interests by delivering a portion of incentive compensation in deferred equity-based pay to employees with higher pay levels • Employing a performance management process that involves collaborative planning and ongoing performance assessments, accounting for evolving business priorities and enabling better performance differentiation • Linking our culture to performance management by encouraging performance priorities that connect to critical enterprise-wide behaviors that drive our culture	• Leveraging a recognition and rewards platform designed to acknowledge and reward employees who exhibit or role model our culture traits, and for employees to express appreciation for each other • Recognizing employees who exhibit exemplary risk management performance, encouraging ethical behavior and courage in speaking up • Recognizing employees who embody and role model commitment to our 10 Actions Against Racism and Inequality • Recognizing employees who have made outstanding volunteer contributions to charitable organizations in their communities	• Applying a global policy to not ask for compensation history for both internal and external hires • Providing training on recognizing unconscious bias, making fair and consistent compensation decisions, and developing and applying inclusive management behaviors • Continuing to publish our annual pay equity disclosure, covering gender, globally, and for BIPOC employees in the U.S. and initiatives intended to address the gaps. Our pay equity disclosure includes our "raw," or unadjusted pay gap and a comparison of pay between "like-for-like" roles, adjusting for factors such as job level, location and job function that make one role different from another (the "adjusted" pay gap)

Board and Management Oversight of Human Capital

Our Board's Human Resources Committee has oversight of human capital management, including recruitment, retention, and inclusion and diversity initiatives. A management-level committee, the Enterprise Talent Management Committee, provides leadership and input on all aspects of our global talent-related initiatives that support achievement of our strategic priority to become a higher-performing organization. The Enterprise Talent Management Committee operates as a subcommittee of our management Executive Committee.

Item 1: Election of Directors

**The Board of Directors unanimously recommends that you vote
FOR
each of the nominees for director (Item 1 on your proxy card)**

Each director elected at the 2024 annual meeting of shareholders will serve until the next annual meeting of shareholders, except as otherwise provided in State Street's by-laws. Of the 12 director nominees, 11 are non-management directors and one serves as the CEO and President of State Street. All of the non-management director nominees are independent, as determined by the Board under the applicable definition in the NYSE listing standards and the State Street Corporate Governance Guidelines.

Pursuant to State Street's by-laws, the Board has fixed the number of directors at 12. Unless contrary instructions are given, shares represented by proxies solicited by the Board of Directors will be voted for the election of the 12 director nominees listed below. We have no reason to believe that any nominee will be unavailable for election at the annual meeting. In the event that one or more nominees is unexpectedly unavailable to serve, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of directors to be elected at the annual meeting. Information relating to each nominee for election as director is described below, including:

- age and period of service as a director of State Street
- business experience during at least the past five years (including directorships at other public companies)
- community activities
- other experience, qualifications, key skills and attributes that led the Board to conclude the director should continue to serve as a director of State Street

The Board of Directors recommends that shareholders approve each director nominee for election. See "Corporate Governance at State Street—Board Composition" for a further discussion of the Board's process and reasons for nominating these candidates.



Marie A. Chandoha

Age: 62

Director Since: 2019

Independent Director

Qualifications and Attributes

Offers valuable expertise in transforming businesses in the financial services and asset management industries guiding State Street's strategic initiatives

- Leadership in technological and product innovation, and business transformation

- Strong governance and risk management experience

Key Skills

 Cyber, Tech & Data

 Financial Services

 Operational Transformation

 Risk Management

Board Roles and Committees	Education	Citizenship
• Examining and Audit	• Harvard University (B.A.)	• United States
• Executive		
• Risk **(Chair)**		
• Technology and Operations		

Professional Highlights

- Charles Schwab Investment Management, Inc., the investment management subsidiary of Charles Schwab Corporation, an NYSE-listed brokerage and wealth management firm, President and Chief Executive Officer (2010-2019)

- BlackRock, Inc., Managing Director, Head, ETF, Index and Model-Based Fixed Income Portfolio Management (2009-2010)

- Barclays Global Investors, Global Head of Fixed Income Business prior to acquisition by BlackRock, Inc. (2007-2009)

- Wells Capital Management, Co-Head and Senior Portfolio Manager of the Montgomery Fixed Income Division (1999-2007)

Other Experience

- Zoe Financial, Inc., Advisory Committee member

- Nature Conservancy, California chapter, Chair

- Investment Company Institute, Former Member Board of Governors and Executive Committee

Public Company Directorships

- Macy's Inc., Director (2022-present)



DonnaLee A. DeMaio

Age: 65

Director Since: 2022

Independent Director

Qualifications and Attributes

Contributes significant auditing and operational experience in highly regulated entities in the financial services and insurance industries offering State Street a financial oversight perspective

- Audit, controls and risk management experience

- Leadership in modernizing technology and significantly transforming organizations

Key Skills

 Finance & Accounting

 Legal & Regulatory

 Operational Transformation

 Risk Management

Board Roles and Committees

- Examining and Audit
- Technology and Operations

Education

- Muhlenberg College (B.A.)

Citizenship

- United States

Professional Highlights

- American International Group, Inc. (AIG), General Insurance, an NYSE-listed global finance and insurance company, Executive Vice President and Global Chief Operating Officer (2018-2019), Chief Auditor (2017-2018) and other senior management and subsidiary entity positions (2012-2019)
- MetLife Bank N.A., President and Chief Executive Officer (2005-2012) and Vice President and Chief Financial Officer (2002-2005)
- PricewaterhouseCoopers, National Consulting Partner and other roles (1983-2002)

Other Experience

- Certified Public Accountant (CPA)

Public Company Directorships

- Hiscox Ltd., Director (2021-present)



Patrick de Saint-Aignan

Age: 75
Director Since: 2009
Independent Director

Qualifications and Attributes

Brings to State Street a sophisticated understanding of risk and risk monitoring programs critical to a global financial services firm

- Extensive experience in risk management, corporate finance and capital markets

- Global perspective on corporate management, regulatory frameworks and governance

Key Skills

 Financial Services    Global Business Perspective

 Legal & Regulatory    Risk Management

Board Roles and Committees

- Examining and Audit
- Risk
- Technology and Operations

Education

- Ecole des Hautes Etudes Commerciales (B.B.A)
- Harvard University (M.B.A)

Citizenship

- United States
- France

Professional Highlights

- Morgan Stanley, Managing Director and Advisory Director, firm-wide head of risk management and other senior management roles (1974-2007)

Other Experience

- BH PHARMA, Member of Supervisory Board
- Allied World Assurance Company Holdings, AG, Former Director
- Risk Magazine's Lifetime Achievement Award

Public Company Directorships

- None



Amelia C. Fawcett

Age: 67
Director Since: 2006
Lead Independent Director

Qualifications and Attributes

Provides valuable perspective on international financial markets and the dynamic, highly-regulated landscape in which State Street operates

- Extensive experience in and knowledge of the global financial services industry

- Significant strategic, operational risk and corporate affairs experience

- Understanding of complex regulatory and compliance frameworks

Key Skills

- Governance & Social
- Financial Services
- Global Business Perspective
- Risk Management

Board Roles and Committees

- **Lead Director (since 2019)**
- Executive
- Human Resources
- Nominating and Corporate Governance

Education

- Wellesley College (B.A.)
- University of Virginia (J.D.)

Citizenship

- United States
- United Kingdom

Professional Highlights

- Kinnevik AB, a Nasdaq Stockholm-listed long-term oriented investment company, Director and Chairman (2018-2021)
- Morgan Stanley, Vice Chairman and Chief Operating Officer of European, Middle East and Africa Operations and other senior management positions (1987-2006)
- Standard Board for Alternative Investments, Chairman (U.K.) (2011-2021)
- Bermuda Monetary Authority (BMA), Financial Policy Council Member (2016-present)

Other Experience Other Experience

- Wellcome Trust, Former Governor
- Royal Botanic Garden, Chair (Kew)
- Pollination Group, Senior Advisor
- HM Treasury, Former Non-Executive Director
- Bank of England, Former Member of the Court of Directors
- The Prince of Wales's Charitable Foundation, Former Chairman
- Project HOPE UK, Trustee
- Commander of the Order of the British Empire; Dame Commander of the Order of the British Empire; and Commander of the Royal Victorian Order

Public Company Directorships

- Kinnevik AB, Former Director and Chairman (2011-2021)



William C. Freda

Age: 71
Director Since: 2014
Independent Director

Qualifications and Attributes

Contributes key insights and perspectives to State Street on risk management, complex audit and accounting matters

- Strategic insights on international expansion and client relationship management

- Extensive experience advising audit committees, boards of directors and senior management

Key Skills

📊	Financial Services	📈	Finance & Accounting
⚖️	Legal & Regulatory	⚠️	Risk Management

Board Roles and Committees

- Examining and Audit **(Chair)**
- Executive
- Risk

Education

- Bentley University (B.S.)

Citizenship

- United States

Professional Highlights

- Deloitte, LLP, Senior Partner and Vice Chairman (2011-2014), Managing Partner of Client Initiative (2007-2011) and Member of the U.S. Executive Committee, with a 40-year career spanning multiple positions (1974-2014)

Other Experience

- Guardian Life Insurance Company, Director
- Deloitte Touche Tohmatsu Limited, Former Director
- Bentley College, Former Trustee
- Certified Public Accountant (CPA)

Public Company Directorships

- Hamilton Insurance Group, Director (2014-present)



Sara Mathew

Age: 68
Director Since: 2018
Independent Director

Qualifications and Attributes

Provides an innovative and global perspective on State Street's business, finance and technology positioning

- Considerable finance, technology and corporate strategy experience
- Leadership in overseeing a diverse grouping of international consumer-focused companies

Key Skills

 Cyber, Tech & Data    Operational Transformation

 Finance & Accounting    Governance & Social

Board Roles and Committees

- Examining and Audit
- Executive
- Human Resources **(Chair)**

Education

- University of Madras, India (B.S.)
- Xavier University (M.B.A.)

Citizenship

- United States

Professional Highlights

- Dun & Bradstreet Corporation, Chairman and Chief Executive Officer (2010-2013), President and Chief Operating Officer (2007-2009) and Chief Financial Officer (2001-2007)
- Procter & Gamble, Senior Manager with roles in finance, accounting, investor relations and brand management (1983-2001)

Other Experience

- Federal Home Loan Mortgage Corporation, Non-Executive Chair, (2013-2023)

Public Company Directorships

- Dropbox, Director (2021-present)
- Carnival Corporation & plc, Director (2022-present)
- Reckitt Benckiser Group, plc, Former Director (2019-2022)
- Xos, Inc., Former Director (2021-2022)
- NextGen Acquisition Corporation, Former Director (2020-2021)
- Campbell Soup Company, Former Director (2005-2019)
- Shire Plc, Former Director (2015-2019)



William L. Meaney

Age: 63
Director Since: 2018
Independent Director

Qualifications and Attributes

Offers State Street an acute global viewpoint on corporate strategy and business expansion by leading and developing large U.S. and international companies

- Experience across both established and emerging markets

- Innovative leader in digital and corporate transformation

Key Skills

 Cyber, Tech & Data

 Operational Transformation

 Governance & Social

 Global Business Perspective

Board Roles and Committees

- Executive
- Human Resources
- Nominating & Corporate Governance **(Chair)**

Education

- Rensselaer Polytechnic Institute (B.S.)
- Carnegie Mellon University (M.B.A.)

Citizenship

- United States
- Switzerland
- Ireland

Professional Highlights

- Iron Mountain, Inc., an NYSE-listed information management and data backup and recovery company, President, Chief Executive Officer and Director (2013-present)
- Zuellig Group, Chief Executive Officer (2004-2012)

Other Experience

- President's Council of Massachusetts General Hospital, Member
- Rensselaer Polytechnic Institute, Former Trustee
- Carnegie Mellon University, Former Trustee

Public Company Directorships

- Iron Mountain, Director (2013-present)



Ronald P. O'Hanley

Age: 67
Director Since: 2019
Executive Director

Qualifications and Attributes

Provides extensive leadership, executive management and operational experience in asset management and global financial services to navigate and develop State Street's strategic priorities

- Leadership in data management, client experience and technology enhancement

- Substantial experience in international business and highly regulated financial institutions

Key Skills

 Financial Services

 Global Business Perspective

 Governance & Social

 Strategic Development

Board Roles and Committees

- **Chairman of the Board**
- Executive **(Chair)**
- Risk

Education

- Syracuse University (B.S.)
- Harvard University (M.B.A.)

Citizenship

- United States

Professional Highlights

- State Street Corporation, Chairman, President and Chief Executive Officer (2023-present), Chairman and Chief Executive Officer (2020-2023), President and Chief Executive Officer (2019-2020), President and Chief Operating Officer (2017-2019), Vice Chairman (2017)
- State Street Global Advisors, Chief Executive Officer and President (2015-2017)
- Fidelity Investment, Inc., President, Asset Management & Corporate Services (2010-2014)
- BNY Mellon Asset Management, Chief Executive Officer and President (2007-2010) and other senior management positions (1997-2007)

Other Experience

- The Boston Foundation, Director
- The Ireland Funds, Director
- Beth Israel Lahey Health, Trustee

Public Company Directorships

- Unum Group, Director (2015-present)



Sean P. O'Sullivan

Age: 68

Director Since: 2017

Independent Director

Qualifications and Attributes

Brings vast experience to State Street in managing operational and technology growth and challenges in the financial services industry

- Extensive understanding of company effectiveness and efficiencies

- Leadership in business transformation, technology and organizational restructuring

Key Skills

Finance & Accounting

Operational Transformation

Cyber, Tech & Data

Risk Management

Board Roles and Committees

- Executive
- Risk
- Technology & Operations **(Chair)**

Education

- Western University (B.A.)

Citizenship

- Canada
- Ireland
- United Kingdom

Professional Highlights

- HSBC Holdings, plc., Group Managing Director and Group Chief Operating Officer (2011-2014); Executive Director and Chief Technology and Services Officer, HSBC Bank, plc. (2007-2010), and other senior management positions (1980-2007)

Other Experience

- University of British Columbia, Information Technology Advisory Committee, Member
- York University Foundation, Former Trustee

Public Company Directorships

- None



Julio A. Portalatin

Age: 65

Director Since: 2021

Independent Director

Qualifications and Attributes

Provides strong international background and experience in the strategic leadership and operation of complex global businesses guiding State Street's global footprint

- Thought leader on the changing workforce, human capital and diversity

- Leadership in risk management practices and simplified business solutions

Key Skills

 Cyber, Tech & Data    Operational Transformation

 Governance & Social    Risk Management

Board Roles and Committees	Education	Citizenship
• Human Resources	• Hofstra University (B.S.)	• United States
• Risk		

Professional Highlights

- Marsh & McLennan Companies, an NYSE-listed professional services firm, Vice Chair (2019-2020), Mercer Consulting Group, Inc., a business of Marsh & McLennan Companies, President and Chief Executive Officer, (2012-2019)
- American International Group (AIG), President and Chief Executive Officer, Emerging Markets region (2011-2012)
- Chartis Growth Economies, President and Chief Executive Officer, (2010-2011)
- AIG Europe, S.A., President and Chief Executive Officer (2008-2010); Worldwide Accident and Health American International Underwriters, President (2003-2008)

Other Experience

- AARP, Director
- ServPro, Director
- Covenant House International, Director
- Hofstra University, Director

Public Company Directorships

- DXC Technology, Former Director (2017-2020)



John B. Rhea

Age: 58

Director Since: 2021

Independent Director

Qualifications and Attributes

Brings to State Street extensive experience in corporate finance, capital markets and consulting for large complex organizations on mergers and acquisitions

- Trusted advisor on strategic planning and transaction financing

- Insights on real estate and corporate advisory services

Key Skills

- Financial Services
- Governance & Social
- Global Business Perspective
- Strategic Development

Board Roles and Committees

- Examining and Audit
- Technology & Operations

Education

- Wesleyan University (B.A.)
- Harvard Business School (M.B.A.)

Citizenship

- United States

Professional Highlights

- Centerview Partners LLC, an independent investment banking and advisory firm, Partner (2020-present)
- RHEAL Capital Management, LLC, a real estate development and investment firm, Founder and Managing Partner (2014- present)
- Siebert Williams Shank & Co., LLC, an independent non-bank financial services firm, Senior Advisor and President, Corporate Finance and Capital Markets (2017-2020)
- Boston Consulting Group, Senior Advisor (2014-2017)
- New York City Housing Authority, Chair and Chief Executive Officer (2009-2014)

Other Experience

- University of Detroit Jesuit School, Director
- Red Cross Greater New York, Director
- Wesleyan University, Former Director

Public Company Directorships

- Invitation Homes, Inc., Director (2015-present)



Gregory L. Summe

Age: 67

Director Since: 2001

Independent Director

Qualifications and Attributes

Provides State Street with corporate leadership, global business and deep M&A experience

- Understanding of large and complex corporate organizations in evolving environments
- Substantial experience with mergers and acquisitions and leadership in technology and corporate transformation

Key Skills

 Operational Transformation

 Global Business Perspective

 Governance & Social

 Strategic Development

Board Roles and Committees

- Human Resources
- Nominating and Corporate Governance

Education

- University of Kentucky (B.S.)
- University of Cincinnati (M.A.)
- Wharton School (M.B.A.)

Citizenship

- United States

Professional Highlights

- Glen Capital Partners, LLC, an investment fund, Managing Partner and Founder (2013-present)
- Carlyle Group, Managing Director and Vice Chairman (2009-2014)
- PerkinElmer, Inc., Chairman, Chief Executive Officer and President (1998-2009)

Other Experience

- Star Mountain Capital LLC, Senior Advisor (2023-present)

Public Company Directorships

- NXP Semiconductors, Director (2010-present)
- Avantor, Inc., Director (2020-present)
- Virgin Orbit Holdings, Inc., Former Director (2021-2023)
- NextGen Acquisition Corporation I & NextGen Acquisition Corporation II, Former Co-Chairman and Co-Founder (2020-2021)

Executive Compensation

Compensation Discussion and Analysis

In this compensation discussion and analysis (CD&A), we describe our approach to executive compensation and our compensation decisions for 2023 for the following named executive officers (NEOs)

- **Ronald P. O'Hanley** — Chairman, Chief Executive Officer (CEO) and President
- **Eric W. Aboaf** — Vice Chairman and Chief Financial Officer (CFO)
- **Bradford Hu** — Executive Vice President and Chief Risk Officer (CRO)
- **Yie-Hsin Hung** — CEO and President, State Street Global Advisors
- **Louis D. Maiuri** — Former President and Chief Operating Officer[1]

In this CD&A, references to the HRC are references to the Human Resources Committee of the Board, and references to Other NEOs are references to Ms. Hung and Messrs. Aboaf, Hu and Maiuri.

CD&A Table of Contents	Page
Executive Summary	37
Linking Pay with Performance Over Time	40
Shareholder Outreach and Responsiveness	42
Sound Compensation and Corporate Governance Practices	43
Compensation Vehicles	44
2023 Performance and Compensation Decisions	46
Individual Compensation Decisions Summary	59
Other Elements of Compensation	60
Other Elements of Our Compensation-Setting Process	62
HRC Process Concerning Risk Alignment	64
Executive Equity Ownership Guidelines, Practices and Policies	64

---

(1) Mr. Maiuri served in these roles and as an executive officer of State Street during 2023 through and including December 31, 2023. Mr. Maiuri subsequently retired from State Street on March 29, 2024.

Executive Summary

Corporate Performance Summary

In 2023, State Street navigated a dynamic and difficult environment amidst rising interest rates, uncertainty about inflation and prospects for recession, bank failures, and rising geopolitical tensions. Despite the unpredictable operating environment, we continued to invest in differentiating capabilities to meet our clients' needs, strengthen even further our service quality and enhance productivity through our ongoing operations transformation. We also demonstrated strong sales performance in our Investment Servicing and Investment Management businesses. However, our financial results did not meet our full-year expectations around servicing fee and trading revenues and net interest income (NII). Our 2023 performance results include:

✓ Financial results that reflect our careful navigation of the headwinds we faced in 2023, including, as compared to 2022:

  o Improved earnings per share (EPS), excluding notable items,[*] while pre-tax margin and return on average common equity (ROE) excluding notable items,[*] both declined. GAAP financial results reflected significant notable items, including an FDIC special assessment, a repositioning of the investment portfolio and other repositioning actions

  o NII increased, reflecting higher interest rates globally, although lower average client deposit balances presented a headwind

  o Total fee revenue declined, driven by lower servicing and management fees, while other fee revenue and fees from our front office software and data businesses and our securities finance franchise all increased

  o Productivity efforts delivered gross year-over-year expense savings, partially self-funding investments in the business, including product enhancements and technology-driven automation, while expense growth excluding notable items[*] was well-controlled

✓ One- and three-year total shareholder return (TSR) that exceeded one of our two Direct Peers,[**] while five-year TSR exceeded both Direct Peers and the KBW Bank Index[**]

✓ Strong sales in our Investment Servicing business, including seven new reported State Street Alpha[SM] mandates and our first State Street Alpha for private markets mandate, and continued delivery of new functionality[***]

✓ Our Investment Management business, State Street Global Advisors, achieved notable cash and exchange-traded fund (ETF) net inflows and total assets under management (AUM) levels as of year-end. We also sharpened State Street Global Advisors' strategy and executed organizational realignments designed to achieve greater client focus

✓ Our markets business, State Street Global Markets, expanded product capabilities and geographic reach

✓ Returned approximately $4.6 billion to our shareholders, consisting of approximately $3.8 billion of common share repurchases and approximately $800 million of declared common stock dividends

✓ Improved service quality, broadening and deepening existing client relationships and increasing overall net promoter scores (NPS) compared to 2022

✓ Continued to advance our technology modernization plans and implement next generation platforms to strengthen resiliency, reduce risk and support high growth areas such as private markets and State Street Alpha

✓ Completed consolidation of one of our operations joint ventures in India, aimed at lowering operating costs and enhancing service quality, and announced plans to assume full ownership of a second operations joint venture in 2024

✓ Continued to invest in our talent to drive performance and retain our best performers and executed on key organizational and executive team changes

✓ Made tangible progress against our "10 Actions to Address Racism and Inequality" objectives, including completing and publishing an external civil rights audit

✓ Maintained focus on continuously improving our risk management posture and the efficiency and resiliency of our operating model

* Metrics presented excluding notable items is a non-GAAP presentation. Non-GAAP financial results adjust selected GAAP-basis financial results to exclude the impact of notable items outside of State Street's normal course of business. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. Notable items included an FDIC special assessment related to the FDIC's recovery of estimated losses to the Deposit Insurance Fund associated with the closures of Silicon Valley Bank and Signature Bank and investment portfolio repositioning, which was undertaken in the third quarter of 2023 with the intent to benefit NII in the fourth quarter and subsequent periods and involved a loss on the sale of investment securities. Other repositioning actions included expenses related to workforce and real estate footprint optimization. For a reconciliation of non-GAAP measures presented in this proxy statement, see *Appendix C*.

** Relative performance is measured separately against both of the peers with whom we compete most directly, Northern Trust Corporation and The Bank of New York Mellon Corporation, which we refer to as our Direct Peers, and the KBW Bank Index. As of January 1, 2023, the KBW Bank Index comprised State Street, our Direct Peers and 18 other constituents with which we competed in some aspects of our businesses.

*** Our State Street Alpha platform combines portfolio management, trading and execution, analytics and compliance tools, and advanced data aggregation and integration with other industry platforms and providers.

Additional performance indicators used in our executive compensation program are presented under "2023 Performance and Compensation Decisions." State Street's 2023 performance is reviewed in greater detail, along with relevant risks associated with our business, results of operations and financial condition, in our 2023 annual report on Form 10-K, which accompanies this proxy statement and was previously filed with the SEC.

Determining 2023 CEO and Other NEO Compensation

We use a total incentive compensation approach, focusing primarily on corporate performance. The amounts of our CEO and Other NEOs' incentive compensation awards are determined based on corporate performance, with an individual modifier applied based on performance evaluations relative to individual financial, business, risk management and human capital-related goals as well as market trends. The awards are delivered through various cash and equity-based vehicles, including performance-based restricted stock units (RSUs), and the proportion of our NEOs' incentive compensation delivered in the form of deferred compensation continues to be among the highest within our Compensation Peer Group.[1] In the summary below, we describe how we determine total incentive compensation and then describe the vehicles through which we deliver it.



Corporate Performance	Individual Performance	Final 2023 Incentive Compensation Decision
(Sets baseline amount of incentive compensation award, subject to adjustment for individual performance and market factors)	*(Drives adjustment of up to +/- 30% from corporate performance factor)*	*(Incentive compensation awards may vary from 0 – 200% of target)*

Corporate Performance Evaluation. To determine our CEO and Other NEOs' incentive compensation awards for 2023, the HRC started by evaluating overall corporate performance relative to our financial, business and risk management goals. These goals were set at the beginning of 2023 and were measured during the year using performance scorecards, which included both qualitative and quantitative assessments. Detail on each performance scorecard is provided under "2023 Performance and Compensation Decisions—Corporate Performance." The HRC's conclusions are shown below:

Corporate Performance Scorecard	2023 HRC Evaluation
Financial Performance	Below Expectations
Business Performance	At Expectations
Risk Management Performance	At Expectations
Overall Performance	**Below Expectations**

Corporate Performance (Range 0 – 200%):

The HRC applied a corporate performance factor of

85% of Target

for the 2023 performance year incentive compensation awards made to our CEO and Other NEOs

(1) The HRC periodically reviews peer group data as an input into its compensation oversight decisions. The Compensation Peer Group comprises 20 companies with which we compete in some aspects of our businesses and for executive talent and additional detail is provided under the heading "Other Elements of Our Compensation-Setting Process—Peer Groups and Compensation Market Data."

Individual Performance Evaluation and Market Factors. In determining our CEO and Other NEOs' incentive compensation awards for 2023, the HRC evaluated each NEO's individual performance, consisting of assessments of performance against individual financial, business and risk management objectives. The HRC also evaluated performance against human capital-related goals for each NEO. Detail on the HRC's assessments of performance against individual goals for each NEO is provided under the heading "2023 Performance and Compensation Decisions—Individual Performance and Compensation Decisions." The HRC also considered market trends in determining final NEO payouts.

Individual NEO Performance (Range: +/-30%):

The HRC made

Adjustments for Individual NEO Performance ranging from -10% to +15%

for the 2023 performance year incentive compensation awards made to our CEO and Other NEOs

Incentive Compensation Mix. Incentive compensation awards earned by our CEO and Other NEOs were delivered through long-term and annual award vehicles, as described below and under "Compensation Vehicles." As in past years, the HRC designed the 2023 incentive compensation mix to emphasize performance-based equity, drive financial performance and align executive compensation with the performance experienced by our shareholders. For 2023, the CEO requested that he receive no immediate cash incentive in recognition of a challenging year and to promote further alignment with the shareholder experience. After taking Mr. O'Hanley's request into consideration, the HRC awarded him long-term cash-settled restricted stock units (CRSUs) in lieu of both immediate cash and cash-based deferred value awards (DVAs). For the 2023 performance year,

- 100% of incentive compensation for our CEO and 75% for our Other NEOs was deferred;
- 100% of incentive compensation for our CEO and 65% for our Other NEOs was equity-based; and
- 50% of incentive compensation for our CEO and 40% for our Other NEOs was tied to specific long-term performance metrics (i.e., performance-based RSUs).



CEO Incentive Compensation Mix

Deferred Incentives = 100%
Equity-Based Incentives = 100%
CRSUs 25%
Performance-Based RSUs 50%
Deferred Stock Awards (DSAs) 25%

Deferred Compensation: 100%
Non-Deferred Compensation: 0%
Total Equity-Based Compensation: 100%
Total Cash-Based Compensation: 0%

Other NEO Incentive Compensation Mix

Equity-Based Incentives = 65%
Deferred Incentives = 75%
Cash 25%
Performance-Based RSUs 40%
DVAs 10%
DSAs 25%

Deferred Compensation: 75%
Non-Deferred Compensation: 25%
Total Equity-Based Compensation: 65%
Total Cash-Based Compensation: 35%

Compensation Philosophy

State Street's compensation program for NEOs and other executive officers aims to:

- attract, retain and motivate our executives and drive strong leadership behaviors
- reward our executives for meeting or exceeding company and individual financial, business and human capital-related objectives
- drive long-term shareholder value and financial stability
- align incentive compensation with the performance results experienced by our shareholders through the use of significant levels of deferred equity-based compensation
- provide equal pay for work of equal value
- achieve the preceding goals in a manner aligned with sound risk management and our corporate values

Linking Pay with Performance Over Time

The HRC reviews, evaluates and approves our executive compensation program annually, and designs our executive compensation program to align pay with performance and shareholder interests over time. The design elements supporting this goal include our use of shareholder return-based metrics in assessing annual financial performance, our long-term incentive program, which incorporates performance goals intended to drive long-term shareholder value and relative TSR, our heavy reliance on deferred equity-based compensation vehicles and, for our CEO, incorporating additional CRSUs.

As a result, realizable pay (the value of prior incentive compensation awards granted)[1] reflects both our shareholders' experience and our performance against the targets set under our performance-based RSU program.

The charts below display awards granted to our CEO for 2020 through 2022 performance and include the impact of changes in our stock price since the awards were granted and our performance against the targets set for the performance-based RSUs that comprised part of these awards;[5] the value of incentive compensation ultimately received by our CEO (and, likewise, our Other NEOs) will continue to be impacted by these factors prior to vesting. **While the graphs below summarize how the HRC views the alignment of pay with performance for our CEO over time, it is not a substitute for the tables and disclosures required by SEC rules.**

CEO Pay (2020 – 2022 Performance Years)



2020 Performance Year	2021 Performance Year	2022 Performance Year
TSR Since Award[2]: +17.1%	TSR Since Award[2]: -6.4%	TSR Since Award[2]: -7.9%

Note: $ in millions

Immediate Cash and DVAs — CRSUs — DSAs — Performance-Based RSUs

(1) Realizable value reflects the value of CRSUs, DSAs and performance-based RSUs based on the closing share price of our common stock on the New York Stock Exchange (NYSE) on December 29, 2023 of $77.46 (and assumes all shares are retained), plus the value of cash-based incentive compensation awarded.

(2) Reflects cumulative shareholder return, including reinvestment of dividends from respective grant dates through December 29, 2023.

(3) Reflects actual incentive compensation, as approved by the HRC based on year-end performance outcomes. While the graphs indicate how the HRC viewed the incentive compensation awarded, the referenced amounts differ from amounts reported in the Summary Compensation Table (which appears on page 69) and the Pay-versus-Performance Table (which appears on page 83) for the referenced years. For further discussion on this topic relative to the 2023 performance year, see "Individual Compensation Decisions Summary."

(4) Includes pro forma realizable value of performance-based RSUs based on performance of relevant criteria only for completed fiscal years within the three-year performance period through 2023. This performance has not been certified and is therefore subject to adjustment based on the terms of the relevant incentive compensation awards. No estimate of performance for 2024 and beyond has been made. Final payout will be based on satisfaction of the performance criteria as certified by the HRC following the end of the performance period. See also footnote 1.

(5) Current estimated realizable value of performance-based RSUs reflects performance results certified by the HRC. See also footnote 1.

Prior Year Performance-Based RSU Awards

Our performance-based RSUs, which we grant to our executives in addition to our CEO and Other NEOs, are intended to align their incentives with our long-term performance and financial goals. Performance-based RSUs are earned based on the achievement of pre-established performance targets, and the value ultimately realized by executives from the performance-based RSUs is also directly impacted by our shareholder returns during the performance period. The design of our performance-based RSUs is described in more detail under "Compensation Vehicles."[1]

The performance-based RSUs granted for 2020 performance and which performance period was completed in 2023 were earned at 64.4% of target in February 2024 based on 2021 – 2023 average pre-tax margin of 27.4%, average ROE of 11.7%, compound annual growth rate (CAGR) for fee revenue of -0.1% and relative TSR at the 41st percentile.[2],[3]

Performance-based RSUs have a potential payout range of 0 – 150%.



Performance-Based RSU Payouts
(as a % performance-based RSU target)

(1) For additional information about the terms of these awards, see the narrative discussion following the "2023 Grants of Plan-Based Awards" table, the "Outstanding Equity Awards at Fiscal Year-End, December 31, 2023" table and our prior year proxy statements.

(2) Achievement of ROE and pre-tax margin targets for the performance-based RSUs granted for 2020 performance and which performance period was completed in 2023 is calculated based on a simple average of the achievement in each year in the performance period. Achievement of the fee revenue growth target is calculated based on the CAGR during the performance period. Each of the ROE, pre-tax margin and fee revenue growth metrics are weighted equally.

ROE, pre-tax margin and fee revenue growth are subject to adjustment for pre-established, objectively determinable factors. Prior to granting the performance- based RSU award, the HRC establishes the factors that could affect the performance measures during the performance period, and which are then excluded from the performance measure calculation, such as: acquisitions, dispositions and similar transactions and related securities issuances and expenses; changes in accounting principles, tax or banking law or regulations; litigation or regulatory settlements arising from events that occurred prior to the performance period; and restructuring charges and expenses. In addition, the HRC retains the discretion to disregard any calculation adjustment that would result in an increase to average ROE, average pre-tax margin or fee revenue growth measured on a CAGR basis, and to reduce the payout under the award for other material items or events.

For the 2020 performance year performance-based RSUs, the HRC approved adjustments to the three-year average GAAP ROE of 10.0%, the three-year average GAAP pre-tax margin of 24.4% and the three-year GAAP fee revenue growth (CAGR) of -0.1% to account for acquisitions and dispositions, merger and integration expenses, restructuring expenses, common share issuances and repurchase suspension, and legal and regulatory matters. See *Appendix C* for a reconciliation of these adjustments to the GAAP-basis results.

(3) Performance-based RSU awards granted for the 2020 performance year use the S&P 500 Financial Index (Capital Markets and Banks Subsets) for relative comparison.

Shareholder Outreach and Responsiveness

In 2023, we continued an active shareholder outreach program, which allowed us to gain additional insight into shareholder perspectives, including on our executive compensation program. We met with shareholders both before and after our 2023 "Say on Pay" vote, which received 93.1% support. During 2023, we engaged with shareholders representing approximately 60% of shares outstanding, and met with all of those who expressed an interest in providing feedback, including shareholders representing approximately 25% of shares outstanding.

The HRC chair, Ms. Mathew, participated in several of our 2023 shareholder meetings, which covered topics including our executive compensation program design and potential adjustments under consideration, corporate governance practices, corporate strategy, climate and sustainability efforts, diversity, equity and inclusion (DEI)-related initiatives and progress made against our 10 Actions to Address Racial Inequality, and other sustainability and impact topics, including consideration of related performance measures in our executive compensation program.

At these meetings, we receive valuable feedback that helps inform the design of our executive compensation program and our approach to disclosure. One area of specific discussion we had with several of our shareholders in recent years involved the design of our performance-based RSUs, including the benefits of a more focused structure. These discussions, together with long-term strategic and other considerations, informed changes to the design of our performance-based RSUs as described in more detail under "Compensation Vehicles—Changes to our Performance-Based RSU Design." These changes are intended to sharpen the focus on two key financial drivers of our long-term strategy: fee revenue growth and pre-tax margin.

For the 2023 performance year, informed by the continued strong support for our "Say on Pay" vote and ongoing dialogue with our investors, the HRC maintained the key pillars of our existing compensation program, including the use of performance-based RSUs, which we believe effectively align pay with performance and reflect shareholder input, and continued our disclosure approach, providing enhanced detail on HRC considerations in assessing company and individual performance. Additional detail on our shareholder outreach in 2023 can be found under "Corporate Governance at State Street—Shareholder Engagement and Communications."

Sound Compensation and Corporate Governance Practices

Our NEO compensation practices are designed to support good governance and mitigate against excessive risk-taking. We regularly review and refine our corporate governance practices considering several factors, including feedback from ongoing shareholder engagement.

 **What We Do**

- Long-term performance-based equity awards in the form of performance-based RSUs

- Significant deferred equity-based incentive compensation

- Active engagement with shareholders on compensation, corporate governance and other issues

- Close interaction between the HRC and the Board's Risk Committee and Examining and Audit Committee

- Independent compensation consultant

- Clawback and forfeiture provisions to recoup compensation following financial restatements and specified misconduct or other actions

- "Double-trigger" change-of-control required for deferred incentive compensation acceleration and cash payments

- Stock ownership policy, including holding requirements for NEOs who are below full ownership guidelines

- Non-competition and other restrictive covenants

- Annual review of incentive compensation design for alignment with risk management principles

- Prohibit short selling, options trading, hedging, pledging or speculative transactions in State Street securities

 **What We Do Not Do**

- No option repricing

- No tax gross-ups on perquisites[1]

- No multi-year guaranteed incentive awards

- No "single-trigger" change-of-control vesting or cash payments

- No change-of-control excise tax gross-up

(1)   Excluding certain international assignments and relocation benefits.

Compensation Vehicles

Total compensation for our CEO and Other NEOs is delivered via base salary and incentive compensation. Incentive compensation for 2023 performance was delivered through the following vehicles:

Vehicle		Vehicle Description
Equity-Based Incentive Compensation		
100% of incentive compensation for the CEO **65% of incentive compensation for Other NEOs**	**Performance-Based Restricted Stock Units (RSUs)**	• Earned based on **Pre-Tax Margin and Fee Revenue Growth** over the **three-year performance period** (2024 - 2026) • Subject to modification based on three-year **relative TSR** (up to +/-25%) • Subject to downward modification based on three-year **ROE** (up to -100%) • Payout between 0 - 150% of target • **Vests in one installment** following the performance period • Represents 50% of incentive compensation for the CEO and 62% of equity-based incentive compensation for the Other NEOs
	Deferred Stock Awards (DSAs)	• **Vests in four equal annual installments** beginning in February 2025 • Represents 25% of incentive compensation for the CEO and 38% of equity-based incentive compensation for the Other NEOs
	Cash-Settled Restricted Stock Units (CRSUs) *(CEO only)*	• **Provided to the CEO in lieu of immediate cash and Deferred Value Awards (DVAs)** to promote further alignment with the shareholder experience, while providing an element of liquidity over time • **Vests in 12 quarterly installments** (50% of total CRSU award in three equal installments beginning in May 2024 and the balance in nine equal installments from February 2025 to February 2027). Settled in cash based on the average closing price of our common stock on the NYSE during the 30 trading days occurring on or immediately prior to the applicable vesting date • Represents 25% of incentive compensation for the CEO
Cash-Based Incentive Compensation (Other NEOs Only)		
25% of incentive compensation	**Immediate Cash (non-deferred)**	• Immediate cash component that provides limited monetization of the executive's incentive compensation award
10% of incentive compensation	**Deferred Value Awards (DVAs)**	• Notionally invested in a money market fund • **Vests in 16 equal quarterly installments** beginning in May 2024 • Paid in cash upon vesting

Each of the deferred incentive compensation awards granted to our CEO and Other NEOs for the 2023 performance year includes non-competition and non-solicitation provisions. In addition, all incentive compensation awards granted to our CEO and Other NEOs are subject to clawback and forfeiture provisions, including the State Street Compensation Recovery Policy that became effective in October 2023, as described under "Other Elements of Compensation—Adjustment and Recourse Mechanisms."

Changes to our Performance-Based RSU Design

Our performance-based RSUs are intended to align the incentives for our executives with our long-term performance and financial goals. The design of this vehicle is informed by long-term strategic and other considerations and shareholder feedback. In recent years, we have discussed the performance-based RSU design with our shareholders, including the benefits of a more focused structure.

Informed by this feedback, the HRC approved several changes to the design of our performance-based RSU vehicle granted in 2024 for 2023 performance, as described below. In particular, these changes are intended to sharpen focus on two key financial drivers of our long-term strategy: fee revenue growth and pre-tax margin.

2024 – 2026 Performance-Based RSU Design(1),(2),(3)			
Design Changes	What?	**Better incentivizes focus on specific metrics intended to align with our long-term strategy and shareholder returns, while maintaining appropriate risk-balancing features**	
	How?	• **Reduced number of core performance metrics from three to two** (fee revenue growth and pre-tax margin), sharpening the focus on driving fee revenue growth and expanding pre-tax margin • **Shifted ROE from a core performance metric into a downward-only modifier**, decreasing the payout if average annual ROE falls below 10% for the three-year performance period and retained other features, including the relative TSR modifier, 150% payout cap and HRC discretion to reduce payouts • **Established a matrix payout grid**, with payouts set based on specific fee revenue growth and pre-tax margin performance outcomes, enhancing the ability of the HRC to establish payout outcomes for achieving different performance levels considering the relationship between top line growth and margin	
2024 - 2026 Performance-Based RSU Metrics	Process for Setting Targets and Payout Levels	Each year, the HRC assesses target and payout levels for new performance-based RSU awards and sets them at levels that the HRC believes are appropriate to incentivize our executives to achieve our strategic goals and enhance long-term shareholder value. The HRC believes that setting targets that are challenging, but achievable, and setting payout levels that encourage focus aligned with our strategy, provides substantial motivation to achieve and exceed these targets, while mitigating excessive risk-taking incentives. In setting the targets and payout levels, the HRC considers publicly stated guidance and projections, prospective macroeconomic scenarios and current-year results, among other factors	
	Core Performance Matrix	**Fee Revenue Growth**	• Demonstrating growth in fee revenue is a critical element of long-term shareholder value, and fee revenue represents a significant component of our total revenue and is less subject to interest rate fluctuations • **Target for 100% payout set at 3.0%** compound annual growth rate (CAGR) over the three-year performance period, consistent with the 2023 – 2025 performance-based RSUs
		Pre-Tax Margin	• Pre-tax margin reinforces our long-term strategy by reflecting our operating efficiency • **Target for 100% payout set at 26.0%** average annual rate over the three-year performance period, consistent with our 2023 adjusted pre-tax margin of 26.4%.(2) Our 2024 – 2026 target also reflects a planned acceleration of business growth-focused investments in 2024 supporting our State Street Alpha, private markets and international custody businesses, coupled with an expected decline in NII from 2023, as global interest rates moderate
	Two Performance Modifiers	**Relative TSR Modifier** promotes alignment of long-term incentive compensation award outcomes with relative shareholder returns(4)	**ROE Modifier** is designed to incentivize alignment of growth and appropriate returns on our shareholder capital

Core Performance Matrix[5]							+	Relative TSR Modifier[6]		+	ROE Modifier[5],[6]		=	Total Payout Range[5]
			Fee Revenue Growth					Three-Year Relative TSR Rank	Overall Modifier		ROE	Overall Modifier		
			Below Threshold	Threshold	Target	Max		0th - ≤10th %ile	-25%		≥10.0%	0%		
				1%	3%	5%		>10th - ≤25th %ile	-10%		9.0%	-20%		
	Below Threshold		0%	50%	75%	100%		>25th - <75th %ile	0%		8.0%	-40%		0 - 150%
Average Pre-Tax Margin	Threshold	24%	50%	62.5%	92.5%	137.5%		≥75th - <90th %ile	+10%		7.0%	-60%		
	Target	26%	62.5%	75%	100%	150%		≥90th - 100th %ile	+25%		6.0%	-80%		
	Max	29%	100%	125%	150%	150%					≤5.0%	-100%		

(1) Core performance metrics (fee revenue growth and average pre-tax margin) and average ROE are presented on a non-GAAP basis in this section, reflecting adjustments described in footnote 2. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP.

(2) Both core performance metrics (fee revenue growth and average pre-tax margin) and average ROE are subject to adjustment for pre-established, objectively determinable factors. Prior to granting the performance-based RSU award, the HRC establishes the factors that could affect the performance measures during the performance period, which are then excluded from the performance measure calculation, such as: acquisitions, dispositions and similar transactions and related securities issuances and expenses; changes in accounting principles, tax or banking law or regulations; litigation or regulatory settlements arising from events that occurred prior to the performance period; and restructuring charges and expenses. In addition, the HRC retains the discretionary right to disregard any calculation adjustment that would result in an increase to the core performance metrics or to average ROE, and to reduce the payout under the award for other material items or events.

(3) Calculation of average pre-tax margin and average ROE for the performance-based RSUs reflects a simple average of the achievement in each year in the performance period. Calculation of fee revenue growth is performed using the CAGR during the performance period.

(4) KBW Bank Index used for relative comparisons, reflecting an external benchmark that includes our Direct Peers (Northern Trust Corporation and The Bank of New York Mellon Corporation) and other firms with which we compete in some aspects of our businesses and consistent with our shareholder return presentations in our Annual Report on Form 10-K.

(5) Bilinear interpolation is used between the points shown in the Core Performance Matrix (other than points "Below Threshold") and linear interpolation is used between the points shown in the ROE Modifier table.

(6) The Relative TSR Modifier and ROE Modifier percentages are added to the payout outcome determined based on the Core Performance Matrix, except that the final payout percentage shall not be greater than 150% nor less than 0%.

2023 Performance and Compensation Decisions

Total Compensation Approach

The HRC determines the amount of individual compensation to be awarded to our CEO and Other NEOs by looking at total compensation, consisting of base salary and incentive compensation.

Setting Individual Target Total Compensation. The HRC establishes target total compensation levels for our CEO and Other NEOs each year. The targets are based on each executive's role, responsibilities and performance trend, as well as competitive and market factors and internal equity. In establishing target total compensation levels, the HRC reviews compensation market data for our Compensation Peer Group, supplemented with data from multiple compensation surveys and guidance from Meridian Compensation Partners, the HRC's independent compensation consultant, each described in more detail below under "Other Elements of Our Compensation-Setting Process." The Compensation Peer Group companies vary in size, business lines, the nature of executive roles, and applicable regulation status, so the HRC does not treat Compensation Peer Group data as definitive when establishing target total compensation levels. 2023 target total compensation levels are shown under "Individual Compensation Decisions Summary."

Determining Incentive Compensation Awards. The HRC's process for determining incentive compensation award amounts for the 2023 performance year is illustrated in the framework below.

The HRC evaluates overall company performance as the primary factor and individual performance as a potential modifier. The HRC also considers market compensation levels and expected trends. Overall company performance drives the final incentive compensation award amount unless individual performance and/or market considerations warrant an adjustment, which is limited to an addition to or subtraction from the corporate performance factor of up to thirty percent.

In evaluating performance, the HRC may consider additional factors and does not assign a specific weight to any one factor. Once the final incentive compensation amount is determined, it is delivered through the mix of vehicles shown below.



Preliminary Incentive Compensation Recommendation

Corporate Performance

(Sets baseline amount of incentive compensation award, subject to adjustment for individual performance and market factors)

Based on Corporate Performance scorecards

- **Financial**
  - Key Financial Metrics
  - Total Shareholder Return
  - Absolute and Relative Performance[1]
- **Business**
  - Client-Focused Objectives
  - Operating Model Objectives
  - Human Capital Objectives
- **Risk Management**
  - Financial and Non-Financial Risks
  - Key Enterprise Programs

Individual Performance & Market Factors

Individual Performance

(Drives adjustment of up to +/- 30% from corporate performance factor)

- **HRC and Other Directors' Evaluation of Performance Against Individual Goals**
- **Market Compensation Levels and Trends**

Final 2023 Incentive Compensation Decision

Total Incentive Compensation Award

(Incentive compensation awards may vary from 0 - 200% of target)

Final CEO Incentive Compensation delivered in:

- 25% CRSUs
- 25% DSAs
- 50% Performance-based RSUs

Final Other NEO Incentive Compensation delivered in:

- 25% Immediate Cash
- 10% DVAs
- 25% DSAs
- 40% Performance-based RSUs

(1)   Relative performance is measured separately against both our Direct Peers (Northern Trust Corporation and The Bank of New York Mellon Corporation) and the KBW Bank Index.

In addition to financial, business and risk management performance, our human capital strategy is a meaningful driver of our overall enterprise strategy. Therefore, the HRC evaluates performance against human capital-related objectives, both as part of its assessment of the Company's business performance and in evaluating individual performance.

Corporate Performance

Evaluation Process. The HRC's evaluation of overall company performance is based on a review of financial, business and risk management performance relative to corporate goals set at the beginning of each year. The HRC reviewed preliminary corporate performance scorecards in June and December 2023, and final 2023 scorecards in early 2024. The full Board also reviewed financial performance at each Board meeting and the Risk Committee reviewed the risk management performance scorecard in July and December 2023.

Based on its review of corporate performance, the HRC concluded that State Street's full-year corporate performance was "Below Expectations" and that the corporate performance factor for 2023 be set at 85%. More details on our performance against each of the three corporate performance scorecards are found below.

Financial Performance. During its evaluation of fiscal year 2023 performance, the HRC reviewed financial results presented in conformity with GAAP, as well as financial results presented on a basis that excludes or adjusts one or more items from GAAP (a non-GAAP presentation). In general, our non-GAAP financial results exclude the impact of revenue and expenses outside of

State Street's normal course of business or other notable items. Financial results are presented on a non-GAAP basis in this section, unless otherwise noted. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. For a reconciliation of non-GAAP measures presented in this proxy statement, see *Appendix C*.

Financial Performance Scorecard	**HRC Evaluation**

HRC Evaluation Summary: 2023 financial performance did not meet our full-year expectations around servicing fee and trading revenues and NII. Overall, financial performance was below expectations, with lower pre-tax margin and ROE and higher expenses, despite improvements from 2022 in NII and certain components of our fee revenues, and leading our Direct Peers and the KBW Bank Index on five-year TSR. Compared to 2022, headwinds to servicing fee, management fee and trading revenues were partially offset by higher NII, other fee revenue, software and processing and securities finance revenues. Expense growth was well-controlled, as we took necessary steps to further streamline our organization, positioning us for long term success.	**Below Expectations**

Financial Performance Results (non-GAAP, unless otherwise noted)

	2023 Actual	2022 Actual	Internal Performance Comparisons			External Performance Comparisons[2],[3]	
			2023 Actual vs. Prior Year	**2023 Actual vs. Budget**	**2023 Actual ex-FX[1] vs. Budget**	**Rank vs. Direct Peers**	**Percentile vs. KBW Bank Index[4]**
Total Revenue ($B)	$12.2	$12.1	+0.9%	At	Below	2	5th
Fee Revenue ($B)	9.5	9.6	(1.1%)	At	At	2	45th
Servicing Fee Revenue ($B)	4.9	5.1	(3.2%)	At	Below	3	N/A
Net Interest Income ($B)	2.8	2.5	+8.5%	Below	Below	2	55th
Expenses ($B)	9.0	8.7	+3.4%	Below	At	2	35th
EPS ($)	7.66	7.41	+3.4%	Sig. Below	Sig. Below	2	40th
Pre-Tax Margin	26.4%	28.4%	(2.0)% pts	Sig. Below	Sig. Below	2	20th
ROE (GAAP)	8.2%	11.1%	(2.9)% pts	Sig. Below	Sig. Below	3	20th
1-Year TSR (12/31/22-12/31/23)[5]	3.5%	N/A	N/A	N/A	N/A	2	50th
3-Year TSR (12/31/20-12/31/23)[5]	17.1%	N/A	N/A	N/A	N/A	2	55th
5-Year TSR (12/31/18-12/31/23)[5]	44.1%	N/A	N/A	N/A	N/A	1	60th

Scale for Budget Performance:	Significantly Above Expectations	Above Expectations	At Expectations	Below Expectations	Significantly Below Expectations

Total Revenue	• Total revenue was slightly above prior year and at expectations relative to budget on a nominal basis, but below expectations when the impact of changes in foreign currency translation is excluded, as lower fee revenue was partially offset by higher NII.
Fee Revenue	• Total fee revenue was slightly below prior year and at expectations relative to budget. That decline relative to the prior year reflects lower servicing fees, management fees, and foreign exchange (FX) trading services revenue, partially offset by higher other fee revenue, software and processing fees and securities finance revenues. • Servicing fees were below prior year, primarily driven by lower client activity and adjustments, normal pricing headwinds, lower average fixed income markets and a previously disclosed client transition, partially offset by higher average equity market levels and net new business. Relative to budget, servicing fees were at expectations on a nominal basis and below expectations when the impact of changes in foreign currency translation is excluded, driven by lower net new business, client activity and longer than expected installations. • Management fees were below prior year, as the previously-disclosed shift of certain management fees into NII, client insourcing and the impacts of a strategic ETF product suite repricing initiative were partially offset by higher average equity market levels. Management fees were above expectations relative to budget, driven by higher equity markets.
NII	• NII was above prior year, primarily due to the impact of higher interest rates, partially offset by lower average client deposit balances and deposit mix shift towards interest-bearing deposits, but below expectations relative to budget, driven by lower average client deposit balances.
Expenses	• Expenses were above prior year, primarily reflecting the impact of higher salaries and continued business investments, partially offset by productivity savings. Expenses were below expectations relative to budget on a nominal basis, but were at expectations excluding the impact of changes in foreign currency translation, driven by higher professional fees and transaction processing costs, partially offset by lower incentive compensation.
EPS	• EPS was above prior year, but significantly below expectations relative to budget, driven by weaker than expected revenue growth, partially offset by reductions in incentive compensation and a lower share count.
Pre-Tax Margin	• Pre-tax margin was lower than prior year and significantly below expectations relative to budget. The difference versus budget was driven by lower than expected NII and servicing fees and higher expense levels.
ROE (GAAP)	• ROE (GAAP) was lower than prior year and significantly below expectations relative to budget, driven primarily by the impact of 2023 notable items, described in more detail in our 2023 annual report on Form 10-K.

(1) In this column, where we describe the effects of changes in foreign currency translation, those effects are determined by applying applicable weighted average FX rates from the relevant 2023 budget period to the relevant 2023 period results.

(2) Relative performance is measured separately against both our Direct Peers (Northern Trust Corporation and The Bank of New York Mellon Corporation) and the KBW Bank Index.

(3) Comparisons to peers are based on change relative to 2022 for all metrics other than pre-tax margin and ROE, which are compared with peers based on one-year results for 2023. For the Direct Peers, the HRC reviewed financial results with similar adjustments to those made for State Street (i.e., non-GAAP results). Financial results reviewed by the HRC for constituents in the KBW Bank Index represented results from an external data provider, with standardized adjustments.

(4) State Street percentile positioning rounded to the nearest 5th percentile.

(5) TSR results provided by an external data service and reflect cumulative shareholder return between the dates shown, including reinvestment of dividends.

Business Performance.

Business Performance Scorecard			HRC Evaluation
HRC Evaluation Summary: Business performance was "at expectations," reflecting progress against our business goals, including strong sales, improved service quality, higher NPS scores and operations transformation.			**At Expectations**

2023 Corporate Objectives		Key Areas Measured	Business Performance Results
Grow our business profitably At Expectations	• Grow revenue through repeatable revenue generation and retention capabilities • Build key product offerings and capabilities and execute on private markets strategies • Position State Street Global Advisors for future growth • Execute on select product and geographic expansion	• Sales Wins • Revenue Retention • Client Sentiment	• Strong sales in our Investment Servicing business, including seven new reported State Street Alpha mandates and our first State Street Alpha for private markets mandate, and continued delivery of new functionality • Achieved notable cash and ETF net inflows, exceeded overall business full year net new asset plan, and achieved higher total AUM levels as of year-end for State Street Global Advisors • Total fee revenue declined, driven by lower servicing and management fees, while other fee revenue and fees from our front office software and data businesses and our securities finance franchise all increased, each compared to 2022 • Progressed State Street Global Markets product and geographic expansion • Sharpened State Street Global Advisors' strategy and executed organizational realignments to achieve greater client focus • Improved service quality, broadening and deepening existing client relationships and increasing overall NPS compared to 2022
Transform the way we work At/ Below Expectations	• Operate a simplified scalable, configurable end-to-end operating model and drive increased productivity • Simplify delivery of corporate function services and improve effectiveness • Deliver on excellence in risk management and internal controls objectives	• Reduction in Manual Touchpoints • Software Application Rationalization • Timely Remediation of Issues	• Continued to advance our technology modernization plans and implement next generation platforms to strengthen resiliency, reduce risk, and support high growth areas such as private markets and State Street Alpha • Firm-wide productivity efforts achieved gross savings of approximately $300 million. Incrementally invested approximately $400 million in the business, including product enhancements and technology-driven automation • Reduced manual processes and touch-points through automation and simplification • Completed consolidation of one of our operations joint ventures in India, aimed at lowering operating costs and enhancing service quality, and announced plans to assume full ownership of a second operations joint venture in 2024 • Continued focus on control environment is important to support operational excellence and client expectations

Build a higher performing organization At Expectations	• Improve our employee experience, engagement and retention • Advance our 10 Actions to Address Racial Inequality • Strengthen execution skills, mindset and results-oriented culture	• Employee Satisfaction • Regrettable Employee Turnover • Employee Diversity Initiatives	• Made tangible progress against our 10 Actions to Address Racial Inequality, including completing and publishing an external civil rights audit and establishing a governance and execution strategy to begin implementation of recommendations included in the published report • Redesigned our broad-based incentive compensation framework applicable to the majority of our non-executive employees to enhance accountability, demonstrate greater differentiation, increase alignment with strategic objectives and simplify the program • Prioritized executive-level succession and development planning with internal role changes and key hires; improved retention of top performers as evidenced by low global regrettable turnover • Implemented an evolved hybrid model in North America designed to drive greater in-office presence to improve productivity, collaboration and culture

Risk Management Performance.

Risk Management Performance Scorecard	**HRC Evaluation**
HRC Evaluation Summary: Risk management performance was at expectations, driven by progress in technology and operational resilience. In forwarding its "at expectations" evaluation of risk management performance to the HRC, the Risk Committee noted that 2023 performance was in the lower range for this rating based primarily on a lower than desired level of achievement against increasing risk expectations by the Board and other stakeholders. The HRC integrated this recommendation into its evaluation of State Street's 2023 risk management and overall performance.	**At Expectations**

2023 Corporate Objectives		**Risk Management Performance Results**
Financial Risks At/ Below Expectations	• Effectively maintain capital and liquidity risk profile • Support management of State Street's financial risk profile in uncertain financial and geopolitical risk and monetary policy environments	• Successfully navigated challenging market conditions, including regional banking crisis, elevated geopolitical risks, and U.S. debt ceiling negotiations • Experienced challenges to financial risk outcomes given an uncertain interest rate environment and deteriorating credit conditions in some markets • Implemented improvements to risk frameworks and completed the Federal Reserve's Comprehensive Capital Analysis and Review (CCAR) for 2023, exceeding all minimum regulatory capital requirements under stress scenarios
Non-Financial Risks At/ Below Expectations	• Further enhance risk culture and posture, including for operational resiliency	• Executed technology and operational resilience enhancements, though continued focus is important to support operational excellence and expectations

Individual Performance and Compensation Decisions

Evaluation Process. The HRC and the full Board evaluate the CEO's individual performance relative to the goals established for the corporate performance scorecards. The HRC and the full Board evaluate the Other NEOs' individual performance based on individual goals derived from the associated corporate goals, and based on each individual's role and responsibilities. In evaluating the Other NEOs' individual performance, the HRC and the full Board reviewed scorecards tailored to each individual containing three performance areas that correspond to the three corporate performance scorecards. Human capital-related performance is included within the "Business Performance" section of each individual performance scorecard.

2023 NEO Performance Evaluation Summaries. Individual performance highlights and the HRC's incentive compensation award decisions for 2023 are presented in the summaries below.

Financial results are presented on a non-GAAP basis in this section, unless otherwise noted. Non-GAAP financial results adjust selected GAAP-basis financial results to exclude the impact of notable items outside of State Street's normal course of business. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. For a reconciliation of non-GAAP measures presented in this proxy statement, see *Appendix C*.

For detail on the relationship between the 2023 compensation amounts reported in the summaries below and those amounts reported in the Summary Compensation Table (as required by SEC rules) and related tables, please refer to the discussion under "Individual Compensation Decisions Summary."

Ronald P. O'Hanley, Chairman, Chief Executive Officer and President

Mr. O'Hanley has served as the Chairman of the Board since 2020 and CEO since 2019. Effective January 1, 2024, Mr. O'Hanley reassumed the additional role of President.

In evaluating Mr. O'Hanley's 2023 performance, the HRC focused on the most significant individual performance factors below:

Performance Area	2023 Corporate Objectives	Performance Factors and Results
Financial Performance *Below Expectations*	• Meet our 2023 budget and achieve revenue growth and expense management targets • Improve pre-tax margin	• Financial performance reflects our careful navigation of the headwinds we faced in 2023, but did not meet our full-year expectations around servicing fee and trading revenues and NII
Business Performance *At Expectations*	• Complete State Street Alpha platform buildout and deliver on client commitments • Build key products and capabilities and execute on private markets strategies • Position State Street Global Advisors for future growth • Operate a simplified, scalable, configurable end-to-end operating model and drive and increase automation, digitization and productivity • Modernize our technology infrastructure • Enable a performance culture and improved employee experience and advance our 10 Actions to Address Racial Inequality	• Strengthened our sales effectiveness across Investment Services, Global Markets and State Street Global Advisors. Executed on joint go-to-market strategies across businesses to improve "total firm" commercial performance, leveraging relationships and capabilities across the enterprise to cross-sell and retain business • Continued to improve our product capabilities and successfully executed multiple State Street Alpha client go-lives. Enhanced State Street Alpha's value proposition with the release of two significant upgrades to the Fixed Income portfolio management module • Achieved notable cash and ETF net inflows and higher total AUM levels as of year-end for State Street Global Advisors • Announced agreement to acquire CF Global Trading to expand outsourced trading capabilities and market share • Executed on key organization changes to simplify and speed decision making and drive accountability • Continued to build a higher-performing organization, bringing on talented, diverse personnel, and providing employees with improved collaboration and productivity technologies
Risk Management Performance *At Expectations*	• Deliver on risk management and internal controls objectives, including meeting our operational and technology resilience goals and commitments	• Progress in technology and operational resilience

Compensation for 2023

Individual Performance-Based Compensation Adjustments:
The HRC determined that Mr. O'Hanley exhibited strong leadership in driving strategic initiatives through organizational realignment. However, despite strong sales and total shareholder return relative to peers, ROE, EPS and pre-tax margin were all below expectations. Balancing these factors, the HRC applied a -10% adjustment to Mr. O'Hanley's individual incentive award.

Given the corporate performance factor of 85% and the downward individual performance adjustment described above, Mr. O'Hanley's total incentive compensation was awarded at 75% of target for 2023, resulting in incentive compensation of $11,100,000 and total compensation of $12,300,000.

2023 Total Compensation Mix: Mr. O'Hanley



Equity-Based Incentives
Deferred Incentives

Base Salary 9%
CRSUs 23%
Performance-Based RSUs 45%
DSAs 23%

Deferred Compensation: 91%   Total Equity-Based Compensation: 91%
Non-Deferred Compensation: 9%   Total Cash-Based Compensation: 9%

Eric W. Aboaf, Vice Chairman and Chief Financial Officer

As Vice Chairman and CFO, Mr. Aboaf is responsible for our corporate strategy and global finance functions, including treasury, tax, controllership, investor relations, procurement and real estate. He also leads our State Street Global Markets and State Street Global Credit Finance businesses, including FX, brokerage and other trading services, and securities finance.

In evaluating Mr. Aboaf's 2023 performance, the HRC focused on the most significant individual performance factors below:

Performance Area	2023 Key Individual Goals	Performance Factors and Results
Financial Performance *Below Expectations*	• Meet our 2023 budget and expand margin • Support profitable business growth through balance sheet management and sharpening strategic execution	• Securities finance revenue improved, but delivered weaker FX trading services revenue compared to 2022 • Expenses were above budget on a nominal basis, but were at expectations excluding the impact of changes in foreign currency translation, primarily reflecting the impact of higher professional fees and transaction processing costs, partially offset by lower incentive compensation • Progressed key capital optimization programs • Demonstrated continued balance sheet strength, enabling a substantial return of excess capital
Business Performance *At Expectations*	• Execute on select product and geographic expansion initiatives • Expand share of wallet, market share and client penetration across State Street Global Markets • Expand finance reengineering efforts	• Revitalized State Street Global Markets sales efforts and executed on targeted product expansion plans into new jurisdictions, which materially improved client pipeline, including the announcement of agreement to acquire CF Global Trading • Executed on securities finance business re-build, including onboarding of strategic hires • State Street Global Markets recognized with four Euromoney 2023 FX Awards, including Best FX Bank for Real Money Clients. Named Best FX Trading Platform in the Financial News 2023 Trading and Tech Awards • Executed on joint go-to-market program between State Street Global Advisors, State Street Investment Services and State Street Global Markets to improve "total firm" commercial performance, leveraging relationships and capabilities across the enterprise • Executed on several finance department re-engineering projects aimed at achieving greater productivity and expense savings • Demonstrated commitment to DEI, making progress on key priorities, including improvement in diverse supplier partnerships
Risk Management Performance *At Expectations*	• Continue to improve our risk posture	• Delivered on critical milestones for key enterprise programs, mitigating risk

Compensation for 2023

Individual Performance-Based Compensation Adjustments:
The HRC determined that Mr. Aboaf's individual performance was aligned with its evaluation of overall company performance.

Given the corporate performance factor of 85% and the individual performance described above, Mr. Aboaf's total incentive compensation was awarded consistent with corporate performance at 85% of target for 2023, resulting in incentive compensation of $6,205,000 and total compensation of $6,905,000.



2023 Total Compensation Mix: Mr. Aboaf

Equity-Based Incentives
Deferred Incentives
Base Salary 10%
Cash 22%
DVAs 10%
DSAs 22%
Performance-Based RSUs 36%

Deferred Compensation: 68%   Total Equity-Based Compensation: 58%
Non-Deferred Compensation: 32%   Total Cash-Based Compensation: 42%

Bradford Hu, Executive Vice President and Chief Risk Officer

Mr. Hu is the CRO for State Street and is responsible for leading our risk management function globally. Mr. Hu also oversees our global corporate compliance function.

In evaluating Mr. Hu's 2023 performance, the HRC focused on the most significant individual performance factors below:

Performance Area	2023 Key Individual Goals	Performance Factors and Results
Financial Performance *Above Expectations*	• Meet 2023 budget commitments	• Maintained strong expense discipline while responding to increased regulatory expectations
Business Performance *At Expectations*	• Support transformation initiatives across enterprise risk management (ERM), corporate compliance and State Street	• Progressed ERM and corporate compliance transformation initiatives • Completed global functionalization of financial and non-financial risk operating model • Onboarded key new hires including Head of Financial Risk, Head of Operational Risk and Head of Regulatory Liaison Office • Actively contributed to rollout of structured and targeted deposit-raising campaign to increase deposit levels • Enhanced internal scenario capabilities to support critical corporate processes, including the current expected credit losses methodology (CECL), the CCAR and the Internal Capital Adequacy Assessment Process (ICAAP)
Risk Management Performance *At Expectations*	• Facilitate well-controlled business expansion • Enhance regulatory engagement	• Successfully navigated regional banking crisis and instability around U.S. debt ceiling negotiations • Continued to focus on strengthening risk frameworks and controls • Enhanced operational risk program, including through better defined performance indicators and improved collaboration with businesses • Established Regulatory Liaison Office • Enhanced global regulatory reporting to Board and management committees

Compensation for 2023

Individual Performance-Based Compensation Adjustments: The HRC determined that Mr. Hu's individual performance was aligned with its evaluation of overall company performance.

Given the corporate performance factor of 85% and the individual performance described above, Mr. Hu's total incentive compensation was awarded consistent with corporate performance at 85% of target for 2023, resulting in incentive compensation of $4,080,000 and total compensation of $4,780,000.

2023 Total Compensation Mix: Mr. Hu



Deferred Compensation: 64%   Total Equity-Based Compensation: 55%
Non-Deferred Compensation: 36%   Total Cash-Based Compensation: 45%

Yie-Hsin Hung, CEO and President, State Street Global Advisors

Ms. Hung serves as CEO and President of State Street Global Advisors, and is responsible for State Street's Investment Management business, including sales, client management, product, technology and operations.

In evaluating Ms. Hung's 2023 performance, the HRC focused on the most significant individual performance factors below:

Performance Area	2023 Key Individual Goals	Performance Factors and Results
Financial Performance *Below Expectations*	• Achieve State Street Global Advisors' financial objectives	• Achieved notable cash and ETF net inflows, exceeded overall business full year net new asset plan, and achieved higher total AUM levels as of year-end for State Street Global Advisors • Increase in expenses versus budget, driven by higher salaries and benefits and continued business investments
Business Performance *Above Expectations*	• Increase efficiency, quality and scalability of State Street Global Advisors' operating platform • Increase market share in areas of strength while enhancing our overall value proposition, product innovation, investment performance and presence in underserved markets including U.S. wealth • Bolster existing and add capabilities in complementary or adjacent areas	• Exceeded expectations related to refining State Street Global Advisors' strategy and executing organizational realignments • Executed on strategic focus to grow market share and expand the investor voting choice program to include more than 80% of eligible index equity assets • Executed on joint go-to-market program between State Street Global Advisors, State Street Investment Services and State Street Global Markets to improve "total firm" commercial performance, leveraging relationships and capabilities across the enterprise • Improved straight-through processing for client transactions through various channels while advancing the new shareholder services platform
Risk Management Performance *At Expectations*	• Improve risk profile	• Executed on program of proactive regulatory outreach and drove accountability across internal risk teams

Compensation for 2023

Individual Performance-Based Compensation Adjustments: The HRC determined that Ms. Hung's individual performance exceeded performance expectations overall in her first full year as President and CEO of State Street Global Advisors, with particularly strong performance demonstrated by the launch of key strategic initiatives for priority growth areas in State Street Global Advisors, operational improvements to achieve greater client-centricity, and substantial contributions to enterprise strategy. Based on these factors, the HRC applied a +15% individual modifier to Ms. Hung's incentive compensation award.

Given the corporate performance factor of 85% and the upward adjustment for individual performance described above, Ms. Hung's total incentive compensation was awarded at 100% of target for 2023, resulting in incentive compensation of $7,800,000 and total compensation of $8,500,000.



2023 Total Compensation Mix: Ms. Hung

Deferred Compensation: 69%
Non-Deferred Compensation: 31%

Total Equity-Based Compensation: 60%
Total Cash-Based Compensation: 40%

Louis D. Maiuri, Former President and Chief Operating Officer

Mr. Maiuri served as our President and Chief Operating Officer during 2023, and subsequently retired from State Street in early 2024. Mr. Maiuri was responsible for State Street's Investment Services business, including sales, client management, product, technology and operations.

In evaluating Mr. Maiuri's 2023 performance, the HRC focused on the most significant individual performance factors below:

Performance Area	2023 Key Individual Goals	Performance Factors and Results
Financial Performance *Below Expectations*	• Meet our 2023 budget, growing fee revenues and reducing expenses	• While servicing fee revenue declined 3% year-over-year, servicing wins in the second half of the year demonstrated strengthened capabilities to drive organic fee revenues • Although overall expenses were unfavorable to budget, productivity efforts delivered gross year-over-year expense savings, partially self-funding investments in the business, including product enhancements and technology-driven automation
Business Performance *At Expectations*	• Execute against product roadmap for market differentiation and growth to align with emerging client needs • Operate a simplified scalable, configurable end-to-end operating model • Improve our sales and revenue retention engine and meet sales targets • Enable service excellence and productivity improvements through technology modernization	• Strong sales overall, with Europe/ Middle East and Asia-Pacific ahead of target, and seven new reported State Street Alpha mandates and our first State Street Alpha for private markets mandate • Achieved effective client retention, including securing multi-year extensions for strategic clients • Improved overall client sentiment, implementing client virtual teams and rigorous tracking of responsiveness • Made significant progress on the State Street Alpha platform buildout with differentiation of Risk and Analytics partnerships, multi-asset class functionality (equities, fixed income, derivatives, ETFs, private assets), an open and configurable cloud native solution, differentiated data management, and wealth management capabilities • Continued focus on improving State Street Alpha implementations through standardization of tools and focused resource management • Deep transformation work driving operating model changes designed to reduce service model fragmentation, address concentration risk, improve technology use and increase productivity • Completed consolidation of one of our operations joint ventures in India, aimed at lowering operating costs and enhancing service quality, and announced plans to assume full ownership of a second operations joint venture in 2024 • Served as an executive sponsor to our external civil rights audit and established initiatives and governance to begin implementation of recommendations included in the published report, providing important sponsorship and advocacy for the work
Risk Management Performance *At/ Below Expectations*	• Execute on plans to drive operational resiliency and technology simplification	• Executed technology and operational resilience enhancements, though continued focus is important to support operational excellence and expectations

Compensation for 2023

<u>Individual Performance-Based Compensation Adjustments:</u>
The HRC determined that Mr. Maiuri met individual performance expectations related to his business management goals and exhibited strong leadership performance. However, State Street Investment Services financial performance was below expectations, despite strong sales. Based primarily on these factors, the HRC applied a -10% individual modifier to Mr. Maiuri's incentive compensation award.

Given the corporate performance factor of 85% and the downward adjustment for individual performance described above, Mr. Maiuri's total incentive compensation was awarded at 75% of target for 2023, resulting in incentive compensation of $6,225,000 and total compensation of $6,925,000.



2023 Total Compensation Mix: Mr. Maiuri

Deferred Compensation: 68% Total Equity-Based Compensation: 58%
Non-Deferred Compensation: 32% Total Cash-Based Compensation: 42%

Individual Compensation Decisions Summary

The HRC's 2023 CEO and Other NEO incentive compensation decisions relative to target for the 2023 performance year are detailed in the table below. Note (1) describes the relationship between the 2023 amounts reported in the table below and those amounts reported in the Summary Compensation Table (as required by SEC rules) and related tables. **While the table below summarizes how the HRC views annual compensation, it is not a substitute for the tables and disclosures required by SEC rules.**

Named Executive Officer[1]	Annual Base Salary	Cash-Based Incentive Compensation		Equity-Based Incentive Compensation		Total Incentive Compensation		*Total Compensation*
		Immediate Cash	DVAs	DSAs/ CRSUs	Performance-Based RSUs	Actual	Target	
Ronald P. O'Hanley	$1,200,000	$ 0	$ 0	$5,550,000[2]	$5,550,000	**$11,100,000**	**$14,800,000**	**$12,300,000**
Eric W. Aboaf	700,000	1,551,250	620,500	1,551,250	2,482,000	**6,205,000**	**7,300,000**	**6,905,000**
Bradford Hu	700,000	1,020,000	408,000	1,020,000	1,632,000	**4,080,000**	**4,800,000**	**4,780,000**
Yie-Hsin Hung	700,000	1,950,000	780,000	1,950,000	3,120,000	**7,800,000**	**7,800,000**	**8,500,000**
Louis D. Maiuri	700,000	1,556,250	622,500	1,556,250	2,490,000	**6,225,000**	**8,300,000**	**6,925,000**

(1) The compensation for the 2023 performance year described in the table above, which summarizes how the HRC evaluates annual total compensation, differs from the compensation described in the Summary Compensation Table in the following key respects:

— *Annual Base Salary*. The table above reflects the year-end base salary rate applicable for each NEO. The "Salary" column in the Summary Compensation Table presents the amount of base salary actually earned by each NEO during the relevant year.

— *DVAs*. The table above, like the Summary Compensation Table, reflects the value of deferred cash compensation awarded by the HRC for the 2023 performance year. However, the table above does not reflect any dividends credited on DVAs outstanding during 2023, which are included in the Summary Compensation Table.

— *Equity-Based Incentive Compensation Awards*. The HRC grants equity-based incentive compensation awards based on the prior year's performance. In the table above, equity-based awards are shown for the year of performance (i.e., equity-based awards granted in 2024 for 2023 performance are shown as 2023 compensation). Under SEC rules, the Summary Compensation Table presents equity-based awards in the year in which they are granted (i.e., equity-based awards granted in 2024 for 2023 performance are shown as 2024 compensation). Thus, the equity-based awards shown above for the 2023 performance year will be reported in the Summary Compensation Table for 2024.

— *Other Awards*. In considering Ms. Hung's 2023 incentive compensation, the HRC did not include the cash- and equity-based awards described under "Other Elements of Compensation—Other Awards," which were designed to induce Ms. Hung to join State Street and to compensate her for unvested deferred compensation that was forfeited upon her departure from her prior employer. These awards are therefore excluded from the Total Compensation column in this table. These awards consist of a combination of cash- and equity-based compensation. Under applicable SEC rules, these awards are reported in the Summary Compensation Table for 2023.

— *Total Compensation*. The amounts disclosed above differ from the amounts reported in the "Total" column of the Summary Compensation Table due to the different methodologies discussed in the notes above. Additionally, this table excludes items required to be included in the "Total" column of the Summary Compensation Table that State Street does not view as primary components of regular annual compensation and therefore were not considered in setting target incentive compensation or determining incentive compensation awards, such as the executive security packages provided to Messrs. O'Hanley and Maiuri.

(2) The figure of $5,550,000 in this table comprises $2,775,000 CRSUs and $2,775,000 DSAs.

2023 Target Total Compensation Changes. In February 2023, the HRC evaluated the target total compensation level of Mr. O'Hanley and the Other NEOs as described above under "2023 Performance and Compensation Decisions—Total Compensation Approach." As discussed in last year's CD&A, the HRC approved a market-based increase to Mr. O'Hanley's 2023 target total compensation following a comprehensive review of the compensation of CEOs in our Compensation Peer Group and the broader market, and taking into consideration other factors, including time in the role and performance. The HRC also considered that this was the first increase to Mr. O'Hanley's target total compensation since 2020. The 2023 target total compensation adjustment comprised an increase to Mr. O'Hanley's base salary from $1,000,000 to $1,200,000, effective in March 2023, and to his 2023 target incentive compensation target from $13,500,000 to $14,800,000, resulting in an increase in target total compensation from $14,500,000 to $16,000,000. Mr. O'Hanley subsequently reassumed the additional role of President effective January 1, 2024. None of the Other NEOs received a target total compensation change for 2023.

2024 Target Total Compensation Changes. In October and December 2023, the HRC reviewed Mr. Aboaf's target total compensation level, taking into consideration a number of factors. The HRC considered Mr. Aboaf's performance in his current roles, competition for talent in the industry, and compensation market data from our Compensation Peer Group, supplemented with data from multiple compensation surveys. The HRC approved a market-based increase to Mr. Aboaf's 2024 target total compensation from $8,000,000 to $9,000,000, reflecting an increase of his target incentive compensation from $7,300,000 to $8,300,000. The HRC did not adjust the target compensation levels of any other NEOs.

Other Elements of Compensation

Other Awards and Agreements

Ms. Hung joined State Street in late 2022, succeeding Cyrus Taraporevala as President and CEO of State Street Global Advisors on December 5, 2022. In February 2023, the HRC granted Ms. Hung a special award in connection with her commencement of employment that was intended to compensate her for compensation forfeited from her prior employer and to encourage her to join State Street: $3,000,000 in DVAs and $5,000,000 in DSAs, each of which vest in three equal annual installments beginning in February 2024, and $1,500,000 in immediate cash that was paid in June 2023. The majority of this award represents compensation forfeited upon Ms. Hung's departure from her prior employer and it was primarily comprised of deferred equity-based compensation, providing long-term alignment with shareholders.

Adjustment and Recourse Mechanisms

Incentive compensation awards to our NEOs are subject to adjustment and recourse mechanisms, including *ex ante* adjustment, forfeiture and clawback, which may be applied jointly, or separately, as appropriate.

Ex Ante Adjustment. Before incentive compensation awards are made for a given performance year, all awards for our NEOs, including deferred incentive compensation awards and immediate cash incentive compensation, are subject to downward adjustment, in whole or in part, upon the occurrence of specified events. The HRC, in its discretion, determines whether this *ex ante* adjustment is appropriate. The events for which *ex ante* adjustment may occur include:

- if the executive's actions exposed State Street to inappropriate risks that resulted in a "significantly below expectations" rating on any of the factors on State Street's corporate multi-factor risk scorecard, which guides State Street's risk assessment process, or

- if the executive incurred significant or repeated compliance or risk-related violations of State Street's policies

Forfeiture. Before vesting and delivery to the executive, all deferred incentive compensation awards to our NEOs, including performance-based RSUs, DSAs, CRSUs and DVAs, allow reduction or cancellation of the award, in whole or in part, upon the occurrence of specified events. The HRC, in its discretion, determines whether forfeiture is appropriate. The events for which forfeiture may occur include:

- if the executive's actions exposed State Street to inappropriate risks, including in a supervisory capacity, that resulted or could reasonably be expected to result in material losses that are or would be substantial in relation to State Street's or a relevant business unit's revenue, capital and overall risk tolerance

- if the executive engaged in fraud, gross negligence or any misconduct, including in a supervisory capacity, that was materially detrimental to the interests or business reputation of State Street or any of its businesses

- if the executive engaged in conduct that constituted a violation of State Street policies and procedures or our Standard of Conduct in a manner which either caused or could have caused reputational harm that is material to State Street or either placed or could have placed State Street at material legal or financial risk, or

- if, as a result of a material financial restatement contained in an SEC filing, or miscalculation or inaccuracy in the determination of performance metrics, financial results or other criteria used in determining the amount of the incentive compensation award, the executive would have received a smaller or no award

In addition, all outstanding deferred incentive compensation awards are forfeited if an executive's employment is terminated by State Street for gross misconduct.

Clawback. All amounts delivered to our NEOs as incentive compensation awards, including immediate cash awards, performance-based RSUs, DSAs, CRSUs and DVAs, contain clawback provisions providing for the repayment of those amounts, in whole or in part, upon the occurrence of specified events. The HRC, in its discretion, determines whether clawback is appropriate, making that determination within four years (in the case of performance-based RSUs) or three years (in the case of all other incentive compensation awards) of the award's grant date. The events for which clawback may occur include:

- if the executive engaged in fraud or willful misconduct, including in a supervisory capacity, that resulted in financial or reputational harm that is material to State Street and resulted in termination of the executive's employment

- if, as a result of the occurrence of a material financial restatement by State Street contained in a filing with the SEC or miscalculation or inaccuracy in financial results, performance metrics, or other criteria used in determining the amount of the incentive compensation award, the executive would have received a smaller or no award, or

- if the executive failed to comply with the terms of any covenant not to compete entered into with State Street

In addition, in accordance with Section 303A.14 of the New York Stock Exchange Listed Company Manual, the Company has adopted the State Street Compensation Recovery Policy, which applies to incentive-based compensation received after October 2, 2023. In the event the Company is required to prepare an accounting restatement, it will attempt to recover any erroneously awarded compensation that was received by an executive officer to the extent required by Section 303A.14.

All incentive compensation awards are also subject to any compensation recovery or similar requirements under applicable laws, rules and regulations and related State Street policies and are interpreted and administered accordingly. This approach is intended to comply with applicable banking regulations and regulatory guidance on incentive compensation.

Retirement Benefits

Our U.S.-based NEOs are eligible to participate in our 401(k) retirement plan available to our U.S.-based employees generally. The plan includes a matching employer contribution of up to 6%, further capped at Internal Revenue Code limits.

Mr. Maiuri holds a balance in a nonqualified defined contribution arrangement, which was frozen in January 2017. This plan is described in further detail under the heading "2023 Nonqualified Deferred Compensation."

Deferred Compensation

We maintain a nonqualified deferred compensation plan that allows our U.S. NEOs and other senior employees to defer base salary and/or a portion of incentive compensation awards otherwise payable in immediate cash. Messrs. O'Hanley, Aboaf and Hu deferred 2023 compensation under this plan. State Street matches all deferrals made under this plan up to a maximum of 5% of a participant's match-eligible compensation, comprising the lesser of (i) base salary plus immediately payable annual cash incentive compensation or (ii) $500,000, in either case reduced by the applicable Internal Revenue Code cap on annual compensation ($330,000 in 2023). Participants receive a return based on one or more notional investment options selected by the participant. Currently, the investment options selected by Messrs. O'Hanley, Aboaf and Hu include a money market fund and three index funds. This nonqualified deferred compensation plan supplements deferrals made under our tax-qualified 401(k) plan. We provide these nonqualified deferred compensation benefits because many companies of our size provide a similar benefit to their senior employees. This plan is described under the heading "2023 Nonqualified Deferred Compensation."

Perquisites

We provide our NEOs with modest perquisites, such as annual physicals and personal liability coverage. In addition, the Board provided Messrs. O'Hanley and Maiuri with executive security packages consisting of a car and driver and other security benefits. These security measures, along with the parking benefits provided to our NEOs, promote the effectiveness of our senior executives, allowing them greater opportunity to focus their attention on our business operations and activities. In limited circumstances, our NEOs have combined personal travel with business travel, generally at no incremental cost to us. We do not provide a tax gross-up for the income attributable to any perquisite for our NEOs, other than for certain international assignment and relocation benefits.

Change-of-Control Agreements

Under a long-standing program, we have change-of-control employment agreements in place with each of our NEOs. We provide these agreements because we believe providing some protection in the event of a change of control is necessary to attract and retain high quality executives and to help address potential distractions during the period leading up to a possible change of control. Our change-of-control arrangements are further described under "Potential Payments upon Termination or Change of Control as of December 31, 2023."

Other Elements of Our Compensation-Setting Process

Peer Groups and Compensation Market Data

The HRC periodically reviews peer group data as an input into its compensation oversight decisions:

Peer Group	Purpose
Compensation Peer Group	• Comprises 20 companies with which we compete in some aspects of our businesses and for executive talent, as outlined below • Compensation data used as one factor in determining executive compensation and in structuring the design of the executive compensation program
KBW Bank Index	• As of January 1, 2023, comprised State Street, our Direct Peers and 18 other constituents with which we competed in some aspects of our businesses • Relative financial performance reviewed as one factor in the HRC's evaluation of overall financial performance. Detail on this relative performance comparison is provided under "2023 Compensation—Corporate Performance—Financial Performance" • Performance-based RSUs granted for the 2023 performance year are subject to modification based on three-year relative TSR as described under "Compensation Vehicles—Changes to our Performance-Based RSU Design"

The HRC considers few companies to be true comparators for the specific scope of our primary business activities, so we include in our Compensation Peer Group our Direct Peers and other companies with which we compete in some aspects of our businesses and for executive talent. The companies vary in size and the nature of applicable regulation, including status (like State Street) as a systemically important financial institution, which results in more stringent capital or other regulatory requirements relative to some of our peers. The Compensation Peer Group approved by the HRC for the 2023 performance year consisted of the following firms:

Ameriprise Financial, Inc. (AMP)	Franklin Resources, Inc. (BEN)	The PNC Financial Services Group, Inc. (PNC)
The Bank of New York Mellon Corporation (BK)*	The Goldman Sachs Group, Inc. (GS)*	Prudential Financial, Inc. (PRU)
BlackRock, Inc. (BLK)	Intercontinental Exchange, Inc. (ICE)	S&P Global Inc. (SPGI)
Broadridge Financial Solutions, Inc. (BR)	Invesco, Ltd. (IVZ)	SS&C Technologies Holdings, Inc. (SSNC)
Capital One Financial Corporation (COF)	JPMorgan Chase & Co. (JPM)*	U.S. Bancorp (USB)
The Charles Schwab Corporation (SCHW)	Moody's Corporation (MCO)	Truist Financial Corporation (TFC)
Fidelity National Information Services, Inc. (FIS)	Northern Trust Corporation (NTRS)	

*Indicates firms in our Compensation Peer Group which are designated as global systemically important financial institutions for 2023

During 2023, the HRC reviewed Compensation Peer Group compensation data from public sources, supplemented with data from multiple compensation surveys. This survey data generally covered large, global financial services companies with whom we may compete for executive talent. In evaluating the survey data, the HRC considers the quantum and compensation structures of these firms. In addition to the survey data, the HRC received regular updates during 2023 and the first quarter of 2024 regarding market trends and compensation actions at major financial services institutions.

The Compensation Peer Group companies vary in size and business lines and the nature of executive roles. Therefore, the HRC did not treat Compensation Peer Group data as definitive when determining executive compensation for 2023. Rather, it referenced this data, but formed its own perspective on compensation for our CEO and Other NEOs based on its subjective evaluation of many factors, including those described under the heading "2023 Performance and Compensation Decisions—Total Compensation Approach."

Roles of the HRC and the CEO

The HRC is responsible for our executive officer compensation plans and programs. The HRC performs these responsibilities for the CEO in consultation with the other independent directors. In assessing performance and compensation for our Other NEOs, the HRC considers the CEO's recommendations, as well as input from the other independent directors, and then makes final compensation decisions.

The HRC met six times from June 2023 through March 2024 regarding matters within its remit, including 2023 NEO compensation and related topics, and evaluated a broad range of corporate performance factors, individual performance updates, market information, regulatory updates and input from our shareholder engagement efforts, as well as our pay-for-performance practices and the results of our annual shareholder meeting, including "Say on Pay" results. The HRC also considered evolving trends, practices, guidance and requirements in the design, regulation, risk alignment and governance of compensation matters in the U.S. and other jurisdictions. During these meetings, the HRC received regular updates, including from the HRC's independent compensation consultant, on these and other matters, particularly with respect to the financial services industry.

Role of the Compensation Consultant

The HRC retains Meridian Compensation Partners to provide independent compensation consulting to the Board. Meridian regularly participated in meetings and executive sessions of the HRC. Meridian did not provide any other services to State Street in 2023.

The HRC believes the consultant's primary representatives advising it should be independent for the consultant to provide appropriate advice on compensation matters. Therefore, the HRC maintains a policy requiring an annual assessment of compensation consultant independence based on the requirements of the NYSE. In December 2023, the HRC reviewed the independence of Meridian and its primary representatives under the policy, and determined the primary representatives of Meridian to be independent and that no conflicts of interest were raised by the services of Meridian or its primary representatives.

The HRC reviews data prepared by Willis Towers Watson PLC and McLagan Partners as part of its consideration of compensation matters. Each of these companies, engaged by our Global Human Resources group based on its specialized expertise in the financial services industry, has provided other services to State Street in the past and may do so in the future.

Tax Deductibility of Executive Compensation

Section 162(m) of the U.S. Internal Revenue Code generally limits to $1 million the U.S. federal income tax deductibility of compensation paid to certain employees. The HRC believes that shareholder interests are best served by not restricting its discretion and flexibility in structuring compensation programs, even though such programs result in non-deductible compensation expenses. Therefore, the HRC has approved 2023 compensation for our CEO and Other NEOs that will not be fully deductible.

HRC Process Concerning Risk Alignment

The HRC is focused on aligning incentive compensation with risk management principles. We provide incentives that are designed not to encourage unnecessary or excessive risk-taking, and we maintain related process controls and oversight. These features include:

- *HRC Interaction and Overlap with the Risk Committee (RC) and Examining and Audit Committee (E&A)*. Members of the HRC regularly communicate with the RC and the E&A to integrate input from these other committees into compensation decisions. The HRC Chair also serves on the E&A and another member of the HRC serves on the RC. In addition, our Lead Director, who serves as a member of the HRC, participates in meetings of the RC and the E&A as part of her leadership role on the Board.

- *Corporate Risk Summary Review*. The HRC periodically reviews a corporate multi-factor risk scorecard, prepared by the CRO and confirmed by the RC, assessing firm-wide risk in several categories.

- *Annual Compensation Risk Review*. The HRC annually meets with our Chief Human Resources Officer, CRO and Chief Compliance Officer to evaluate our compensation programs and review an assessment of the design and operation of State Street's incentive compensation system in providing risk-taking incentives that are consistent with the organization's safety and soundness, as described in more detail under the heading "Alignment of Incentive Compensation and Risk."

- *Risk-Based Adjustments to Incentive Compensation Awards*. We use a two-pronged process for risk-based adjustments to incentive compensation awards for material risk-takers. This process allows for, as appropriate, both: (1) adjustments at the time awards are made ("*ex ante*" adjustments) and (2) adjustments after the awards are made ("*ex post*" adjustments) through recoupment of incentive compensation that has already been awarded, where applicable, via forfeiture (before vesting and delivery) or clawback (after vesting and delivery). For more detail, see the discussion under "Other Elements of Compensation—Adjustment and Recourse Mechanisms."

- *Emphasis on Deferral and Equity-Based Compensation*. We maintain significant levels of deferred and equity-based compensation for our executives to align each executive's compensation with the risks and performance results experienced by our shareholders, and the proportion of our NEOs' incentive compensation delivered in the form of deferred compensation continues to be among the highest within our Compensation Peer Group. The high level of deferral also places a significant amount of compensation at risk for *ex post* adjustments in specified circumstances.

- *Metrics and Targets for Performance-Based RSUs Designed to Drive Long-Term Strategy*. We deliver a substantial proportion of equity compensation for our executives in performance-based RSUs, using metrics designed to drive our long-term strategy. Each year, we assess target and payout ranges for new performance-based RSU awards and set targets that the HRC believes are challenging, but achievable, which mitigates excessive risk-taking incentives. In setting targets and payout ranges, the HRC considers publicly stated guidance and projections and current-year results, among other factors.

For more detail, see the discussion under "Alignment of Incentive Compensation and Risk."

Executive Equity Ownership Guidelines, Practices and Policies

We believe executive stock ownership aligns our executives' interests with those of our shareholders. It also incentivizes our executives to meet our financial, business and risk management objectives. Therefore, we maintain the following practices, policies and guidelines:

Stock Ownership Guidelines. Our stock ownership guidelines apply to all of our executive officers who are members of our management Executive Committee, including our NEOs. These guidelines require executives to own shares of common stock with a value equal to a multiple of base salary as shown below. Guideline levels are phased-in over a period of five years, with the first year starting on January 1 after the executive officer becomes subject to the guidelines. The executive officer is expected to attain the ownership level ratably over five years and is deemed to satisfy the guideline if that ratable ownership level is met.

Our stock ownership guidelines also include a holding requirement. Under this requirement, during the five-year phase-in period, each executive officer must hold 50% of the net shares received from a vesting event if the ownership requirement is not met. Following the phase-in period, if the ownership guideline is not met, that executive officer must hold 100% of the number of net shares received from a vesting event until the ownership guideline is satisfied.

Name	Common Stock Ownership Guideline Multiple of Base Salary	Executive Exceeds Ownership Guideline
Ronald P. O'Hanley	7	✓
Eric W. Aboaf	5	✓
Bradford Hu	5	On a Pro Rata Basis
Yie-Hsin Hung	5	✓

The level of ownership was calculated on March 1, 2024, which is used for the "Security Ownership of Certain Beneficial Owners and Management Table," and by reference to the closing price of our common stock on the NYSE on that date. Ownership includes shares directly owned and DSAs (on an after-tax basis), shares held under our 401(k) retirement plan, vested shares in other State Street retirement plans and certain indirectly held shares, but excludes unearned performance-based RSUs and CRSUs. This calculation differs from that under applicable SEC rules for purposes of the "Security Ownership of Certain Beneficial Owners and Management Table." As of March 1, 2024, the holding requirement does not apply to Ms. Hung or Messrs. O'Hanley or Aboaf, as each exceeded their full (not ratable) ownership guideline. Mr. Hu joined our management Executive Committee in November 2021 and exceeded his ratable ownership guideline but not the full ownership guideline as of March 1, 2024. As a result, Mr. Hu is subject to the holding requirement described above. Because Mr. Maiuri ceased serving as an executive officer on December 31, 2023, he is no longer subject to our stock ownership guidelines.

Securities Trading Policy; No Hedging, Pledging or Speculative Trading; Rule 10b5-1 Plans. State Street has a Securities Trading Policy that contains specific provisions and trading restrictions. The policy assists our directors, executive officers and other designated employees with access to sensitive information in complying with U.S. federal securities laws when trading in State Street securities. The policy prohibits the following in State Street securities: short selling, engaging in hedging transactions, pledging as collateral and engaging in speculative trading by directors and executive officers, as well as by other members of their household and their dependent family members, and certain accounts or entities over which the person has a control or a beneficial interest. The policy permits individuals, including our NEOs, to enter into trading plans designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Rule 10b5-1 allows executives to prearrange sales of their company's securities in a manner designed to avoid initiating stock transactions while in possession of material non-public information. Our NEOs and other executive officers may, from time to time, adopt trading plans under Rule 10b5-1 and effect transactions in our securities under those plans. The Securities Trading Policy is in addition to the requirement in our Standard of Conduct that all employees' trading activities must be in compliance with applicable law and may not be made on the basis of material non-public information. In addition, the Standard of Conduct prohibits all employees from engaging in options, hedging or short sales involving securities issued by State Street, and provides that anything beyond simple purchases or sales of State Street stock is strictly prohibited.

Equity Grant Guidelines. The HRC's Equity Grant Guidelines are described below:

- *Annual Equity-Based Grants.* Annual grants of equity-based incentive compensation awards to our employees are typically made by the HRC on the date of a scheduled meeting of the HRC or the Board to be held in February or March of each year following the public release of financial results for the prior fiscal year. Pursuant to authority delegated by the Board, and subject to any limitations that the Board or HRC may establish, another committee of the Board (which may consist of a single member) may make annual grants to persons other than executive officers on the date of the scheduled meeting in February or March.

- *Other Equity-Based Grants.* Grants of equity to NEOs and other executive officers in connection with new hires, promotions, special recognition, retention or other special circumstances are made by the HRC. Equity grants to other individuals may be made either by the HRC or, subject to any limitations that the Board or the HRC may establish, a committee of the Board composed of (1) the Chairman of the Board, (2) the Chief Executive Officer, if a member of the Board, (3) the HRC Chair or (4) the HRC Chair along with any other member of the HRC. This type of grant may be made on the date of a scheduled meeting of the HRC, a scheduled meeting of the Board or the last business day of a calendar month.

- The exercise price for any stock options and stock appreciation rights (SARs) will be the NYSE closing price of State Street's common stock on the grant date. We did not award any stock options or SARs as part of 2023 compensation.

There was no program, plan or practice of timing equity-based incentive compensation awards in coordination with the release of material non-public information, other than to set the February 2024 HRC meeting at which 2023 awards were granted to follow the public announcement of periodic financial results and other information in early 2024.

Other Executive Compensation Information

Human Resources Committee Report

The HRC furnishes the following report:

The HRC has reviewed and discussed the Compensation Discussion and Analysis with State Street management. Based on this review and discussion, the HRC recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by,
Sara Mathew, Chair

Amelia C. Fawcett	Julio A. Portalatin
William L. Meaney	Gregory L. Summe

CEO Pay Ratio Disclosure

This section provides an estimate under applicable SEC regulations of the ratio of total compensation for our Chief Executive Officer to the median of total compensation for our other employees. The methodology and the material assumptions, adjustments and estimates we used in identifying our median employee and calculating that employee's total compensation are set forth below. This methodology may differ from that applied by other companies, including other financial services companies, and so the information may not be comparable across companies.

For 2023:

- the estimated median of the annual total compensation of all employees of State Street (other than Mr. O'Hanley), was $51,581; and

- the annual total compensation of Mr. O'Hanley was $13,449,164

Based on the foregoing, the ratio of the annual total compensation of Mr. O'Hanley to the median of the annual total compensation of all other employees is estimated to be 261 to 1.

As permitted under SEC rules, we excluded from the above calculations a population of approximately 4,000 employees who joined State Street as part of a business combination in late 2023. As described in more detail in our 2023 Annual Report on Form 10-K, as part of ongoing transformation and productivity initiatives, we assumed full ownership of one of our operations joint ventures in India, State-Street Services Private Limited (formerly, State Street Syntel Services Private Limited), in the fourth quarter of 2023. We anticipate that the inclusion of these employees will reduce the estimated median of the annual total compensation of all employees of State Street (other than Mr. O'Hanley) for 2024.

As permitted under SEC rules, we are using the same median employee for our 2023 CEO Pay Ratio calculation as was used for the 2022 pay ratio calculation since there has been no change in our employee population (excluding the omitted employees noted above) or employee compensation arrangements that we believe would result in a significant change to our pay ratio disclosure.

We identified our median employee for 2022 based on our employee population as of October 1, 2022. State Street employees are generally eligible for base pay and incentive compensation. We therefore analyzed our employee population based on these compensation elements for the full year 2022. We annualized the base pay of all full and part-time employees in our employee population who were hired during 2022. Similarly, for all such employees who did not receive incentive compensation in 2022 due solely to their date of hire, we used a consistent methodology to impute annualized incentive compensation based on each employee's level and function. We calculated the median gross pay (as described above) and selected the employees within $100 of that value to further analyze. We then identified an employee from this group who was reasonably representative of our workforce and whose pay was a reasonable estimate of the median pay at our organization, as the median employee. For the median employee, we combined all forms of compensation that would have been reported in the "Total" column of the Summary Compensation Table had disclosure of the median employee's compensation been required in that table.

For Mr. O'Hanley, we used the amount reported in the "Total" column of the Summary Compensation Table.

Alignment of Incentive Compensation and Risk

We align incentive compensation with appropriate risk management principles, such as providing incentives designed not to encourage unnecessary or excessive risk-taking and establishing additional process controls and oversight where appropriate. We utilize broad and integrated processes to maintain this alignment, including as follows:

Risk-Based Review of Incentive Plan Design

- Incentive compensation arrangements are designed through consultation with the relevant business units, including a formalized requirement for risk review

- A management committee (the Incentive Compensation Control Committee, or ICCC), comprising generally senior representatives of our risk management, human resources and internal control functions assesses all incentive compensation arrangements to promote their consistency with the safety and soundness of State Street and with applicable regulations and guidance

- Both the HRC and a management committee focusing on compliance program oversight (the Compliance Program Oversight Committee) receive and review a report containing the ICCC's risk assessment of the design and operation of State Street's incentive compensation system in providing incentives consistent with the organization's safety and soundness

- The HRC interacts closely with our Risk Committee and Examining and Audit Committee, and our independent Lead Director is expected to attend all Committee meetings, providing governance continuity from both a compensation-risk perspective and also from a broader risk management perspective. The HRC also annually meets with our Chief Human Resources Officer, Chief Risk Officer and Chief Compliance Officer to evaluate the incentive compensation plans for all State Street employees, including the NEOs, relative to risk management principles

Identification of Material Risk-Takers

- Through a process led by our Enterprise Risk Management group, we identify the population of individuals whose normal activities may involve material risk-taking ("material risk-takers")

- Our internal compensation arrangements with these employees provide for risk-based adjustments to compensation if required, as described below

Risk-Based Adjustments to Compensation for Material Risk Takers

- Incentive compensation awarded to material risk-takers is subject to risk-based adjustments both before and after the compensation is awarded (ex ante and ex post adjustments, respectively)

- *Ex ante* adjustments are guided by a corporate multi-factor risk scorecard, prepared by the CRO and confirmed by the Risk Committee, assessing firm-wide risk in several categories

- *Ex post* adjustments include a forfeiture provision, which operates to reduce or cancel the amount remaining to be paid under the relevant award if the HRC determines that the actions of the material risk-taker exposed State Street to inappropriate risks that resulted or could reasonably be expected to result in material losses that are or would be substantial in relation to State Street's or a relevant business unit's revenue, capital and overall risk tolerance

- Additional ex post adjustment mechanisms, including our misconduct and financial restatement-related forfeiture and clawback provisions, are applicable to all Executive Vice Presidents, including our NEOs. In addition, in 2023, the Company adopted the State Street Compensation Recovery Policy, in accordance with Section 303A.14 of the New York Stock Exchange Listed Company Manual. See the discussion under the heading "Other Elements of Compensation—Adjustment and Recourse Mechanisms"

Risk-Based Adjustments to Compensation for All Employees

- Results of business unit- and corporate function-level risk assessments are used as an input to allocate bonus pools to each business unit and corporate function, as well as for further sub-allocations

- Poor risk performance, including significant or repeated compliance or risk-related violations of State Street's policies, may result in ex ante adjustments to an individual's incentive compensation as part of a progressive discipline structure to hold individual employees accountable for their performance

- All outstanding performance-based RSUs, CRSUs, DSAs and DVAs are subject to forfeiture if an employee is terminated for gross misconduct

Board Committee Review of Selected Control Function Compensation

- Committees of the Board with oversight of an area managed by specific control functions assess the performance of, and individual compensation recommendations for, the heads of the relevant control function and review the compensation for the entire control function

- Results of the Board-level Committee assessments are reported to the HRC as an input into final compensation determinations

- This process provides the relevant Committee with additional perspective on the performance of the relevant control function and whether that function is being allocated appropriate resources and compensation

As a result of these reviews and processes, we believe that our compensation policies and practices for employees do not promote excessive risk-taking and do not provide incentives to create risks that are reasonably likely to have a material adverse effect on us.

Summary Compensation Table

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	All Other Compensation[1][5] ($)	Total ($)
Ronald P. O'Hanley Chairman, Chief Executive Officer and President	2023	$1,146,154	$ —	$12,149,906	$ 16,318	$136,786	$13,449,164
	2022	1,000,000	—	15,524,952	1,358,491	121,176	18,004,619
	2021	1,000,000	—	12,999,934	—	113,726	14,113,660
Eric W. Aboaf Vice Chairman and Chief Financial Officer	2023	700,000	—	4,744,997	2,331,183	113,910	7,890,090
	2022	700,000	—	4,504,428	2,588,507	82,435	7,875,370
	2021	700,000	—	4,095,138	2,425,500	96,739	7,317,377
Bradford Hu Executive Vice President and Chief Risk Officer	2023	700,000	—	3,119,991	1,468,599	116,542	5,405,132
Yie-Hsin Hung Chief Executive Officer and President, State Street Global Advisors	2023	700,000	4,500,000	4,999,960	2,937,128	57,341	13,194,429
Louis D. Maiuri * Former President, Chief Operating Officer and Head of Investment Services	2023	700,000	—	5,395,015	2,348,542	153,047	8,596,604
	2022	700,000	—	4,504,428	2,939,168	99,055	8,242,651
	2021	700,000	—	4,387,549	2,425,500	82,367	7,595,416

*   Mr. Maiuri ceased serving in these roles and as an executive officer of State Street on December 31, 2023. Mr. Maiuri subsequently retired from State Street on March 29, 2024.

(1)   Mr. O'Hanley's 2023 salary increased from $1,000,000 to $1,200,000 effective March 27, 2023.

(2)   Reflects a cash sign-on award of $1,500,000 and a deferred value award (DVA) of $3,000,000 that Ms. Hung received in 2023 in connection with her commencement of employment at State Street.

(3)   Amounts represent the grant date fair value of CRSUs, DSAs and performance-based RSUs. The fair value of each award is computed in accordance with GAAP (FASB ASC 718), using the assumptions stated in note 18 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2023. The amounts included for the 2023 performance-based RSUs reflect target level performance, as reflected in the "2023 Grants of Plan-Based Awards" table. Based on the grant date fair value and assuming that performance results in the maximum number of shares vesting, each NEO's 2023 performance-based RSUs would have a maximum payout as follows: Mr. O'Hanley – 128,588 shares and value of $10,125,019; Mr. Aboaf – 55,626 shares and value of $4,379,991; Mr. Hu – 36,576 shares and value of $2,879,994; and Mr. Maiuri – 63,246 shares and value of $4,979,990. Based on the grant date fair value and assuming that performance results in the maximum number of shares vesting, each previously disclosed NEO's 2022 performance-based RSUs would have a maximum payout as follows: Mr. O'Hanley – 143,414 shares and value of $11,643,783; and Messrs. Aboaf and Maiuri – 51,213 shares and value of $4,157,983. Based on the grant date fair value and assuming that performance results in the maximum number of shares vesting, each previously disclosed NEO's 2021 performance-based RSUs would have a maximum payout as follows: Mr. O'Hanley – 148,515 shares and value of $9,750,010; Mr. Aboaf – 57,579 shares and value of $3,780,061; and Mr. Maiuri – 61,691 shares and value of $4,050,014.

(4)   Represents the immediate and deferred cash (granted in DVAs) portions of incentive compensation, as well as dividends credited on DVAs outstanding during 2023, as shown in the table below. DVAs are units that receive a notional investment return of a money market instrument. During the deferral period, DVAs are credited with additional notional units based on the return of the State Street Institutional U.S. Government Money Market Fund if the monthly dividend rate is at least equal to 0.001 per unit. These dividends vest and are paid at the same time and in the same form as the related DVA unit.

| | 2023 Non-Equity Incentive Plan Compensation | | | |
Name	Immediate Cash	DVAs	Dividends Credited on Outstanding DVAs	Total
Ronald P. O'Hanley	$ —	$ —	$ 16,318	$ 16,318
Eric W. Aboaf	1,551,250	620,500	159,433	2,331,183
Bradford Hu	1,020,000	408,000	40,599	1,468,599
Yie-Hsin Hung	1,950,000	780,000	207,128	2,937,128
Louis D. Maiuri	1,556,250	622,500	169,792	2,348,542

(5)   The following table describes the amounts set forth for 2023 in the "All Other Compensation" column:

Name	Executive Security[(A)]	Company Contributions to Defined Contribution Plans[(B)]	Charitable Donations and Matching Contributions[(C)]	Other Benefits[(D)]	Total
Ronald P. O'Hanley	$28,476	$28,300	$65,000	$15,010	$136,786
Eric W. Aboaf	—	28,300	80,000	5,610	113,910
Bradford Hu	—	28,300	55,000	33,242	116,542
Yie-Hsin Hung	—	3,231	48,500	5,610	57,341
Louis D. Maiuri	33,414	16,500	56,500	46,633	153,047

(A)   The Board approved executive security packages for Messrs. O'Hanley and Maiuri providing a car and driver and residential security. The car and driver were $26,980 for Mr. O'Hanley and $3,235 for Mr. Maiuri. Car and driver values are calculated by allocating the total cost of the car and driver between non-business and business use by mileage traveled. Residential security was $1,496 for Mr. O'Hanley, reflecting amounts invoiced for alarm monitoring and maintenance, and $30,179 for Mr. Maiuri, reflecting amounts invoiced for the installation of security equipment and alarm monitoring.

(B)   Company contributions to savings plans: (1) $19,800 to the Salary Savings Program (SSP) for Messrs. O'Hanley, Aboaf and Hu, $3,231 for Ms. Hung and $16,500 for Mr. Maiuri; (2) $8,500 to the Management Supplemental Savings Plan (MSSP) for Messrs. O'Hanley, Aboaf and Hu.

(C)   Messrs. O'Hanley, Aboaf, Hu and Maiuri and Ms. Hung each directed contributions of $25,000 under our Executive Leadership program, which allows Executive Vice Presidents and above serving on non-profit boards to annually recommend a financial contribution from the State Street Foundation to the non-profit. In addition, matching contributions were made in the name of Mr. O'Hanley ($40,000), Mr. Aboaf ($55,000) (includes $30,000 of prior calendar year contributions matches in 2023), Mr. Hu ($30,000), Ms. Hung ($23,500) and Mr. Maiuri ($31,500) under our matching gift program, which will match contributions made by employees to eligible charitable and educational organizations in accordance with specified annual limits.

(D)   Includes parking benefits for each of Messrs. O'Hanley and Maiuri of $9,400 and for Mr. Hu of $6,800; $2,083 for personal liability coverage and $3,527 for an executive health screening available to each NEO. For Mr. Hu, includes $20,832 for relocation benefits (including $8,458 for tax equalization and $12,374 for family expenses). For Mr. Maiuri, includes $29,828 for the use of corporate aircraft to facilitate his participation in a client meeting that conflicted with previously-scheduled personal obligations and $1,795 for a retirement gift.

The table above otherwise does not include any amounts for personal travel in connection with business travel by our NEOs because such travel had no aggregate incremental cost to the Company.

2023 Grants of Plan-Based Awards

Name	Award	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]		Estimated Future Payouts Under Equity Incentive Plan Awards[2]		All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards[3] ($)
			Target ($)	Maximum ($)	Target (#)	Maximum (#)		
Ronald P. O'Hanley	2023 Cash-Based Incentive		$3,700,000	$7,400,000	—	—	—	$ —
	CRSU[4]	2/24/2023	—	—	—	—	24,164	2,024,943
	Performance-Based RSU[4]	2/24/2023	—	—	85,725	128,588	—	6,749,987
	DSA[4]	2/24/2023	—	—	—	—	42,103	3,374,976
Eric W. Aboaf	2023 Cash-Based Incentive		2,555,000	5,110,000	—	—	—	—
	Performance-Based RSU[4]	2/24/2023	—	—	37,084	55,626	—	2,919,994
	DSA[4]	2/24/2023	—	—	—	—	22,767	1,825,003
Bradford Hu	2023 Cash-Based Incentive		1,680,000	3,360,000	—	—	—	—
	Performance-Based RSU[4]	2/24/2023	—	—	24,384	36,576	—	1,919,996
	DSA[4]	2/24/2023	—	—	—	—	14,970	1,199,995
Yie-Hsin Hung	2023 Cash-Based Incentive		2,730,000	5,460,000	—	—	—	—
	DSA[5]	2/24/2023	—	—	—	—	61,229	4,999,960
Louis D. Maiuri	2023 Cash-Based Incentive		2,905,000	5,810,000	—	—	—	—
	Performance-Based RSU[4]	2/24/2023	—	—	42,164	63,246	—	3,319,993
	DSA[4]	2/24/2023	—	—	—	—	25,886	2,075,022

(1) The 2023 cash-based incentive did not have a threshold amount. The amounts shown above reflect the target and maximum amounts payable following the Committee's approval of final incentive compensation targets for 2023. The cash-based incentive amounts earned for 2023 were made in the form of immediate cash and DVAs, and are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. For the 2023 performance year, the HRC awarded an equity grant in the form of CRSUs to Mr. O'Hanley. The CRSUs will be reported as 2024 compensation in the Summary Compensation Table and in the 2024 Grants of Plan-Based Awards table.

(2) Performance-based RSUs granted in 2023 do not have a threshold payout.

(3) Fair value of the awards is computed in accordance with FASB ASC Topic 718, using the assumptions stated in note 18 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2023.

(4) CRSUs, performance-based RSUs and DSAs were granted in 2023 as a part of 2022 compensation.

(5) DSAs granted to Ms. Hung were sign-on awards granted in connection with her commencement of employment at State Street.

Narrative Disclosure Accompanying Grants of Plan-Based Awards Table

The awards set forth in the "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" column of the 2023 Grants of Plan-Based Awards table above were the cash-based portion of the target and maximum (200% of target) incentive compensation awards that were granted as part of 2023 incentive compensation. The actual cash-based incentive compensation awards earned by each NEO are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. DVAs granted in February 2024, under the State Street Corporation Supplemental Cash Incentive Plan, for 2023 performance are deferred cash units that are treated as notionally invested in the State Street Institutional U.S. Government Money Market Fund and receive dividends when the monthly dividend rate is at least equal to 0.001 per unit. These awards vest in quarterly installments over four years from the date of grant.

The CRSUs set forth in the "All Other Stock Awards" column of the 2023 Grants of Plan-Based Awards table, were awarded to Mr. O'Hanley as a component of his 2022 performance year incentive compensation. These awards vest in 12 quarterly installments (50% in three equal installments beginning in May 2023 and the balance in nine equal installments from February 2024 to February 2026). CRSUs are paid in cash upon vesting, and the vesting price is based on the average closing price of our common stock during the 30 trading days occurring on or immediately prior to the applicable vesting date.

The awards set forth in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column of the 2023 Grants of Plan-Based Awards table, are performance-based RSUs. These awards were granted in 2023 as a component of each NEO's 2022 performance year incentive compensation. The percent at which these awards are earned will be determined based on three equally weighted metrics over a three-year performance period (January 1, 2023 to December 31, 2025): (a) the simple average of each calendar year's return on equity (ROE); (b) the simple average of each calendar year's pre-tax margin; and (c) the compound annual growth rate for fee revenue, with each subject to adjustment by the Human Resources Committee for pre-established factors, as well as based on a fourth metric, State Street's relative total shareholder return (TSR) versus the KBW Bank Index over the performance period. For ROE, pre-tax margin and fee revenue growth, the earned percentage will be determined using linear interpolation to adjust between the points shown in the table below. For relative TSR performance in the top or bottom quartile, the relative TSR modifier shown below is added or subtracted to the earned percentage outcome calculated based on the three weighted metrics to determine the final earned percentage, with a maximum payout of 150%.

Core Performance Metrics (equally weighted)									Relative TSR Modifier		Total Payout Range
	ROE	2023-2025 Payout %		Pre-tax Margin	2023-2025 Payout %		Fee Revenue Growth	2023-2025 Payout %	Three-year Relative TSR Percentile Rank	Overall Modifier %	
No Payout	<8.0%	0%		No Payout	<24.0%	0%	No Payout	<1.0%	0%	0th – ≤10th %ile	-25%	0 – 150%
Threshold	8.0%	50%	**+**	Threshold	24.0%	50%	**+**	Threshold	1.0%	50%	**+/-**	>10th – ≤25th %ile	-10%	**=**
Target	12.0%	100%		Target	29.0–30.0%	100%	Target	3.0%	100%	>25th – <75th %ile	0%	
Maximum	≥ 16.0%	150%		Maximum	≥ 34.0%	150%	Maximum	≥ 5.0%	150%	≥75th – <90th %ile	+10%	
										≥90th – 100th %ile	+25%	

After certification by the Human Resources Committee following the end of the performance period, earned performance-based RSUs will vest in one installment.

The DSAs set forth in the "All Other Stock Awards" column of the 2023 Grants of Plan-Based Awards table for NEOs other than Ms. Hung were awarded in 2023 as a component of each NEO's 2022 performance year incentive compensation. These awards vest ratably in annual installments over four years from the date of grant. The DSAs granted to Ms. Hung in February 2023 set forth in the "All Other Stock Awards" column of the 2023 Grants of Plan-Based Awards table above were granted in connection with her commencement of employment at State Street and will vest ratably in annual installments over three years from the date of grant.

All CRSUs, performance-based RSUs, and DSAs were granted under the 2017 Stock Incentive Plan and are subject to "double-trigger" change-of-control vesting. Service-based restrictions lapse and vesting is accelerated if the executive incurs a qualified termination following a change of control. For more details, refer to "Potential Payments upon Termination or Change of Control as of December 31, 2023" below.

All DVAs, CRSUs, performance-based RSUs, and DSAs have a qualifying retirement provision. Under the retirement provision, service-based restrictions lapse after the participant attains the age of 55 and completes five years of service with State Street, with awards continuing to vest according to their original terms. Service-based restrictions lapse on all DVAs, CRSUs and DSAs in the event a participant dies, becomes disabled and terminates employment or is involuntarily terminated without cause, and vesting is accelerated in the event of death or disability. Service-based restrictions lapse on all performance-based RSUs in the event a participant dies or becomes disabled and terminates employment or is involuntarily terminated without cause, but vesting continues according to the original terms.

None of the CRSUs, performance-based RSUs, or DSAs receive dividends or dividend equivalents. DVAs are credited with notional units based on the return of the State Street Institutional U.S. Government Money Market Fund if the monthly dividend rate is at least equal to 0.001 per unit. These dividends vest and are paid at the same time and in the same form as the related DVA unit.

All incentive compensation awarded to our NEOs is subject to recourse mechanisms, including clawback, forfeiture and *ex ante* adjustments, as described under the heading "Compensation Discussion and Analysis—Other Elements of Compensation—Adjustment and Recourse Mechanisms."

Outstanding Equity Awards at Fiscal Year-End, December 31, 2023[1]

Name	Grant Date	Stock Awards[2]		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)		
Ronald P. O'Hanley	02/27/20[3]	10,822	$ 838,272		$
	02/26/21[4]	2,582	200,002		
	02/26/21[5]	24,308	1,882,898		
	02/26/21[6]	63,762	4,939,005		
	02/25/22[7]	12,580	974,447		
	02/25/22[8]	35,306	2,734,803		
	02/25/22[9]			95,609	7,405,873
	02/24/23[10]	12,082	935,872		
	02/24/23[11]	42,103	3,261,298		
	02/24/23[12]			85,725	6,640,259
Eric W. Aboaf	02/27/20[3]	5,534	428,664		
	02/26/21[5]	11,781	912,556		
	02/26/21[6]	24,721	1,914,889		
	02/25/22[8]	15,759	1,220,692		
	02/25/22[9]			34,142	2,644,639
	02/24/23[11]	22,767	1,763,532		
	02/24/23[12]			37,084	2,872,527
Bradford Hu	12/17/21[13]	4,417	342,141		
	02/25/22[8]	1,774	137,414		
	02/25/22[9]			3,843	297,679
	02/24/23[11]	14,970	1,159,576		
	02/24/23[12]			24,384	1,888,785
Yie-Hsin Hung	02/24/23[14]	61,229	4,742,798		
Louis D. Maiuri	02/27/20[3]	5,952	461,042		
	02/26/21[5]	12,622	977,700		
	02/26/21[6]	26,486	2,051,606		
	02/25/22[8]	15,759	1,220,692		
	02/25/22[9]			34,142	2,644,639
	02/24/23[11]	25,886	2,005,130		
	02/24/23[12]			42,164	3,266,023

(1) All outstanding equity awards are subject to recourse mechanisms, including clawback and forfeiture, as described under the heading "Compensation Discussion and Analysis—Other Elements of Compensation."

(2) Stock award values in the table above are based on the closing share price of our common stock on the NYSE on December 29, 2023 ($77.46).

(3) DSAs vest in four equal annual installments (25% per year) starting on February 15, 2021. The last installment vested on February 15, 2024.

(4) CRSUs vest in 12 quarterly installments; 50% in three equal installments beginning in May 2021 and 50% in nine equal installments from February 2022 to February 2024. The last installment vested on February 15, 2024.

(5) DSAs vest in four equal annual installments (25% per year) starting on February 15, 2022. The balance of the award will vest in two equal installments, one of which vested on February 15, 2024; the remaining installment will vest on February 15, 2025.

(6) Performance-based RSUs with a three-year performance measurement period (January 1, 2021-December 31, 2023). The awards were earned at 64.4% of target and vested in one installment on February 15, 2024.

(7) CRSUs vest in 12 quarterly installments; 50% in three equal installments beginning in May 2022 and 50% in nine equal installments from February 2023 to February 2025. The balance of the award will vest in five equal installments, one of which vested on February 15, 2024; the remaining four installments will vest quarterly from May 15, 2024 to February 15, 2025.

(8) DSAs vest in four equal annual installments (25% per year) starting on February 15, 2023. The balance of the award will vest in three equal installments, one of which vested on February 15, 2024; the remaining two installments will vest on February 15, 2025 and 2026.

(9) Performance-based RSUs with a three-year performance measurement period (January 1, 2022-December 31, 2024) that will vest in one installment based on the satisfaction of applicable performance criteria and on certification by the Human Resources Committee following the end of the performance period. Awards have been included in the table above at target (i.e., 100%).

(10) CRSUs vest in 12 quarterly installments; 50% in three equal installments beginning in May 2023 and 50% in nine equal installments from February 2024 to February 2026. The balance of the award will vest in nine equal installments, one of which vested on February 15, 2024; the remaining eight installments will vest quarterly from May 15, 2024 to February 15, 2026.

(11) DSAs vest in four equal annual installments (25% per year). The first installment vested on February 15, 2024; the remaining three installments will vest on February 15, 2025, 2026 and 2027.

(12) Performance-based RSUs with a three-year performance measurement period (January 1, 2023-December 31, 2025) that will vest in one installment based on the satisfaction of applicable performance criteria and on certification by the Human Resources Committee following the end of the performance period. Awards have been included in the table above at target (i.e., 100%).

(13) DSAs granted to Mr. Hu in connection with his commencement of employment at State Street; these DSAs vest in four equal annual installments (25% per year) starting on February 15, 2023. The balance of the award will vest in three equal installments, one of which vested on February 15, 2024; the remaining two installments will vest on February 15, 2025 and 2026.

(14) DSAs granted to Ms. Hung in connection with her commencement of employment at State Street; these DSAs will vest in three equal annual installments (33.33% per year), one of which vested on February 15, 2024; the remaining two installments will vest on February 15, 2025 and 2026.

2023 Stock Vested

	Stock Awards	
Name	**Number of Shares Acquired on Vesting[1] (#)**	**Value Realized on Vesting[2] ($)**
Ronald P. O'Hanley	155,911	$14,001,003
Eric W. Aboaf	53,805	5,063,589
Bradford Hu	2,063	194,149
Yie-Hsin Hung	—	—
Louis D. Maiuri	56,576	5,324,367

(1) Includes DSAs, performance-based RSUs and CRSUs as follows:

— The number of shares underlying DSAs that vested in 2023: Mr. O'Hanley: 42,036, Mr. Aboaf: 20,502, Mr. Hu: 2,063 and Mr. Maiuri: 20,757.

— The number of performance-based RSUs earned for the performance period ending in 2022 that vested and settled in shares in 2023: Mr. O'Hanley: 81,407, Mr. Aboaf: 33,303 and Mr. Maiuri: 35,819.

— The number of CRSUs that vested and were paid in cash in 2023: Mr. O'Hanley: 32,468.

(2) For CRSUs granted in 2021 and 2022, DSAs and performance-based RSUs, the value realized on vesting is based on the closing price of our common stock on the NYSE on the relevant vesting date. For CRSUs granted in 2023, the value realized on vesting is based on the average closing price of our common stock during the 30 trading days occurring on or immediately prior to the applicable vesting date.

2023 Nonqualified Deferred Compensation[1]

Name	Executive Contributions in Last FY[2] ($)	Registrant Contributions in Last FY[3] ($)	Aggregate Earnings in Last FY ($)	Aggregate Balance at Last FYE[4] ($)
Ronald P. O'Hanley	$101,885	$8,500	$38,689	$506,966
Eric W. Aboaf	14,000	8,500	34,761	204,377
Bradford Hu	14,000	8,500	1,498	23,999
Yie-Hsin Hung	—	—	—	—
Louis D. Maiuri	—	—	89,192	469,364

(1) Messrs. O'Hanley, Aboaf and Hu hold balances under the Management Supplemental Savings Plan (MSSP); Mr. Maiuri holds a defined contribution balance under our Executive Supplemental Retirement Plan (ESRP-DC).

(2) Employee deferrals under the MSSP.

(3) Company contributions made under the MSSP for the 2023 plan year. These amounts are included in the Summary Compensation Table.

(4) Of the total amounts shown in this column, MSSP company contributions of $40,250 for Mr. O'Hanley and $61,750 for Mr. Aboaf have been reported in the Summary Compensation Table in this proxy statement and prior years' proxy statements.

State Street maintains the MSSP for a select group of U.S. managerial or highly compensated employees. All NEOs other than Ms. Hung were eligible to participate in 2023. The MSSP provides eligible employees with savings and Company matching contribution opportunities beyond the Internal Revenue Code limits imposed under the tax qualified Salary Savings Program (SSP). Under the MSSP, eligible employees may elect, prior to the beginning of a year, to defer (a) from 1% to 50% of base salary for the year, and/or (b) a whole percentage, from 5% to 100%, of otherwise immediately payable annual cash-based incentives (net of FICA withholding) or a flat dollar amount of at least $1,000.

State Street matched all deferrals made under the MSSP for 2023 up to a maximum of 5% of a participant's MSSP match-eligible compensation, comprising the lesser of (i) base salary plus immediate cash or (ii) $500,000, in either case reduced by the applicable Internal Revenue Code cap on annual compensation ($330,000 in 2023).

MSSP participants have several time and form of payment options for their deferrals. They may elect to receive a lump sum payment either (i) on the first business day of the month following the six-month anniversary of the participant's termination of employment, or (ii) on a specified date that falls at least three years from the election date; if, however, termination of employment occurs before the specified date, the lump sum is paid on the first business day of the month following the six-month anniversary of the participant's termination of employment. Participants may also elect to receive deferrals in installments over two to ten years commencing on the six-month anniversary of the participant's termination of employment. Participants may change distribution elections consistent with limitations set forth in the MSSP and tax rules applicable to nonqualified deferred compensation. Company contributions are automatically paid in a lump sum on the first day of the month following the six-month anniversary of the participant's termination of employment. A participant's account is payable in a lump sum upon death or disability. A participant who experiences a severe and unanticipated financial need may request a withdrawal of amounts deferred under the plan subject to certain restrictions.

The ESRP-DC was generally frozen effective January 1, 2017, and no contribution credits have been made to any current employee's balance since the 2014 compensation year.

All ESRP-DC benefits are subject to retirement eligibility and vesting. The ESRP-DC requires a participant to attain age 53 and have a combined age and years of service equaling at least 60 at termination of employment; otherwise, the ESRP-DC benefits are forfeited upon termination, except in the event of death or total disability. ESRP-DC participants become fully vested at age 55. Vested ESRP-DC benefits are payable in three equal installments with payments on the first day of the month coinciding with or following each of the six-month, one-year and two-year anniversaries of the participant's termination of employment. A participant's account is payable in a lump sum upon death or total disability. Outstanding ESRP-DC benefits are forfeited if the participant engages in certain competitive activities within two years of termination of employment. Further, ESRP-DC benefits are subject to forfeiture if the participant is terminated for certain willful failures to perform job duties, or for certain willful illegal conduct or gross misconduct.

Based on age and service to State Street as of December 31, 2023, Mr. Maiuri was fully vested in the ESRP-DC. Mr. Maiuri would have received $469,364 under the ESRP-DC if he had retired on December 31, 2023.

A bookkeeping account is maintained for each participant in the MSSP and for each participant with an ESRP-DC deferred cash balance. MSSP and ESRP-DC deferred cash holdings reflect increases or decreases based on the performance of notional investments selected by the participant. The notional investments selected by NEO participants for 2023 and the rate of return for the year were as set forth below. The notional investments selected by our NEO participants are investment options offered under the SSP.

Notional Investment	2023 Rate of Return
MSSP and ESRP-DC Investments	
SSGA U.S. Bond Index Fund	5.6%
Vanguard CR Federal Money Market Admin Fund	5.1%
State Street World Developed ex U.S. Index Securities Lending Series Fund	18.4%
SSGA S&P 500 Index Fund	26.3%

Potential Payments upon Termination or Change of Control as of December 31, 2023

Shown and described below are certain potential payments that would have been made to an NEO if the NEO's employment had terminated on December 31, 2023 under various scenarios. For Mr. Maiuri, the actual payments due following his retirement on March 29, 2024 are described below. In all cases, the summaries below exclude nonqualified deferred compensation that may be paid to an NEO upon termination as described in the "2023 Nonqualified Deferred Compensation" section. All severance payments due to NEOs identified as "specified employees" following a separation from service are delayed until six months after separation in accordance with Section 409A of the Internal Revenue Code.

Our NEOs do not receive any payments or continued vesting of deferred incentive compensation awards if their employment is terminated for gross misconduct, and all deferred incentive compensation awards are forfeited if an NEO voluntarily terminates employment prior to reaching age 55 and completing five years of service. Messrs. O'Hanley, Aboaf and Maiuri had satisfied this retirement provision as of December 31, 2023. In addition, all outstanding deferred incentive compensation awards shown below remain subject to our recourse mechanisms described under the heading "Compensation Discussion and Analysis—Other Elements of Compensation—Adjustment and Recourse Mechanisms." The tables below are intended only for illustrative purposes; the rights and benefits due to any NEO upon an actual termination of employment or change of control can only be determined at the time of the payment, based on circumstances then existing and the arrangements then in effect.

Ronald P. O'Hanley	Retirement[1][2] ($)	Death[1][3] ($)	Disability[1][4] ($)	Involuntary Termination without Cause[1][5] ($)	Termination in Connection with Change of Control[6] ($)
Cash Severance	$ —	$ —	$ —	$ 553,846	$ 4,360,404
Accelerated Vesting of Deferred Incentive Compensation Awards					
Accelerated Vesting and Payment of Deferred Stock Awards (DSAs)	—	8,717,271	8,717,271	—	8,717,271
Accelerated Vesting and Payment of Cash-Settled RSUs (CRSUs)	—	2,069,362	2,069,362	—	2,069,362
Accelerated Vesting and Payment of Performance-Based RSUs	—	—	—	—	19,892,274
Accelerated Vesting and Payment of Deferred Value Awards (DVAs)	—	109,370	109,370	—	109,370
Continued Vesting of Deferred Incentive Compensation Awards					
Continued Vesting and Payment of Deferred Stock Awards (DSAs)	8,717,271	—	—	8,717,271	—
Continued Vesting and Payment of Cash-Settled RSUs (CRSUs)	2,110,320	—	—	2,110,320	—
Continued Vesting and Payment of Performance-Based RSUs	15,229,720	15,229,720	15,229,720	15,229,720	—
Continued Vesting and Payment of Deferred Value Awards (DVAs)	109,370	—	—	109,370	—
Additional Benefits					
Current Year Incentive Compensation	—	—	—	3,375,000	1,350,000
Defined Contribution Retirement Cash Equivalent	—	—	—	—	56,600
Health & Welfare Benefits	—	13,986	—	8,517	36,907
Salary Continuation	—	100,000	—	—	—
Outplacement Services	—	—	—	40,000	40,000
Total Value	26,166,681	26,239,709	26,125,723	30,144,044	36,632,188

Eric W. Aboaf	Retirement[1][2] ($)	Death[1][3] ($)	Disability[1][4] ($)	Involuntary Termination without Cause[1][5] ($)	Termination in Connection with Change of Control[6] ($)
Cash Severance	$ —	$ —	$ —	$ 282,692	$ 2,524,496
Accelerated Vesting of Deferred Incentive Compensation Awards					
Accelerated Vesting and Payment of Deferred Stock Awards (DSAs)	—	4,325,444	4,325,444	—	4,325,444
Accelerated Vesting and Payment of Performance-Based RSUs	—	—	—	—	7,822,429
Accelerated Vesting and Payment of Deferred Value Awards (DVAs)	—	2,880,854	2,880,854	—	2,880,854
Continued Vesting of Deferred Incentive Compensation Awards					
Continued Vesting and Payment of Deferred Stock Awards (DSAs)	4,325,444	—	—	4,325,444	—
Continued Vesting and Payment of Performance-Based RSUs	6,013,839	6,013,839	6,013,839	6,013,839	—
Continued Vesting and Payment of Deferred Value Awards (DVAs)	2,880,854	—	—	2,880,854	—
Additional Benefits					
Current Year Incentive Compensation	—	—	—	1,825,000	2,555,000
Defined Contribution Retirement Cash Equivalent	—	—	—	—	56,600
Health & Welfare Benefits	—	19,903	—	9,028	44,711
Salary Continuation	—	58,333	—	—	—
Outplacement Services	—	—	—	40,000	40,000
Total Value	13,220,137	13,298,373	13,220,137	15,376,857	20,249,534

Bradford Hu	Death[1][3] ($)	Disability[1][4] ($)	Involuntary Termination without Cause[1][5] ($)	Termination in Connection with Change of Control[6] ($)
Cash Severance	$ —	$ —	$ 161,538	$ 4,760,000
Accelerated Vesting of Deferred Incentive Compensation Awards				
Accelerated Vesting and Payment of Deferred Stock Awards (DSAs)	1,639,131	1,639,131	—	1,639,131
Accelerated Vesting and Payment of Performance-Based RSUs	—	—	—	2,168,296
Accelerated Vesting and Payment of Deferred Value Awards (DVAs)	926,483	926,483	—	926,483
Continued Vesting of Deferred Incentive Compensation Awards				
Continued Vesting and Payment of Deferred Stock Awards (DSAs)	—	—	1,639,131	—
Continued Vesting and Payment of Performance-Based RSUs	1,785,763	1,785,763	1,785,763	—
Continued Vesting and Payment of Deferred Value Awards (DVAs)	—	—	926,483	—
Additional Benefits				
Current Year Incentive Compensation	—	—	1,200,000	1,680,000
Defined Contribution Retirement Cash Equivalent	—	—	—	56,600
Health & Welfare Benefits	1,219	—	1,099	9,527
Salary Continuation	58,333	—	—	—
Outplacement Services	—	—	40,000	40,000
Total Value	4,410,929	4,351,377	5,754,014	11,280,037

Yie-Hsin Hung	Death[1][3] ($)	Disability[1][4] ($)	Involuntary Termination without Cause[1][5] ($)	Termination in Connection with Change of Control[6] ($)
Cash Severance	$ —	$ —	$ 161,538	$ 4,200,000
Accelerated Vesting of Deferred Incentive Compensation Awards				
Accelerated Vesting and Payment of Deferred Stock Awards (DSAs)	4,742,798	4,742,798	—	4,742,798
Accelerated Vesting and Payment of Performance-Based RSUs	—	—	—	—
Accelerated Vesting and Payment of Deferred Value Awards (DVAs)	5,207,128	5,207,128	—	5,207,128
Continued Vesting of Deferred Incentive Compensation Awards				
Continued Vesting and Payment of Deferred Stock Awards (DSAs)	—	—	4,742,798	—
Continued Vesting and Payment of Performance-Based RSUs	—	—	—	—
Continued Vesting and Payment of Deferred Value Awards (DVAs)	—	—	5,207,128	—
Additional Benefits				
Current Year Incentive Compensation	—	—	—	1,400,000
Defined Contribution Retirement Cash Equivalent	—	—	—	6,462
Health & Welfare Benefits	19,903	—	5,411	46,895
Salary Continuation	58,333	—	—	—
Outplacement Services	—	—	40,000	40,000
Total Value	10,028,162	9,949,926	10,156,875	15,643,283

(1) The DSAs, CRSUs, unearned performance-based RSUs and DVAs shown in the columns for Retirement, Death, Disability and Involuntary Termination without Cause are valued as follows:

- *DSAs and CRSUs:* Represents the value of outstanding awards based on the closing share price of our common stock on the NYSE on December 29, 2023 ($77.46), except for Death and Disability in relation to CRSUs granted in 2023, for which the value is based on the average closing price of our common stock during the 30 trading days occurring on or immediately prior to December 31, 2023 ($74.07).
- *Performance-based RSUs:* Represents the value of 2021 performance-based RSUs, which were earned at 64.4% of target, plus the estimated value of unearned performance-based RSUs granted in 2022 and 2023 based on Company ROE performance, pre-tax margin performance, fee revenue growth and relative TSR through December 31, 2023 and performance at 100% of target for future years, based on the closing share price of our common stock on the NYSE on December 29, 2023 ($77.46). The actual percent at which the 2022 and 2023 awards are earned will be determined at the end of the three-year performance period.
- *DVAs:* Represents the value of outstanding DVAs as of December 31, 2023.
- Outstanding DSAs, outstanding CRSUs, unearned performance-based RSUs and outstanding DVAs include post-termination restrictive covenants concerning: non-competition for a period of 12 months; non-solicitation for a period of six to 18 months; and ongoing obligations of confidentiality and non-disparagement.

(2) Retirement: For purposes of the deferred incentive compensation awards (DSAs, CRSUs, performance-based RSUs and DVAs), a qualifying retirement requires attainment of age 55 and completion of five years of service at State Street.

- *Deferred incentive compensation awards:* Service-based restrictions lapse and the awards continue to vest according to their original terms.
- *Health & welfare benefits:* State Street provides a retiree medical benefit if the NEO was participating in the State Street medical plan at the time of retirement. The retirement eligible NEOs would pay the full cost of the retiree medical coverage at State Street's retiree group rate. The table does not include any amount for this benefit because there is no incremental cost to State Street.

(3) Death:

- *Deferred incentive compensation awards:* Service-based restrictions lapse. The vesting of DSAs, CRSUs and DVAs accelerates upon death to become fully vested, while performance-based RSUs continue to vest according to their original terms.

- *Health & welfare benefits:* State Street will bear the full cost of health and welfare insurance for the NEO's spouse/ domestic partner and/ or dependents for a one-year period if the NEO and family were participating in State Street's health and welfare plans at the time of death.

- *Salary continuation:* State Street continues to pay the NEO's salary for one month following death.

(4) Termination due to Disability:

- *Deferred incentive compensation awards:* Service-based restrictions lapse. Vesting is accelerated for DVAs, CRSUs and DSAs upon a termination due to disability, while performance-based RSUs continue to vest according to their original terms.

(5) Involuntary Termination without Cause: Our NEOs are covered by State Street's U.S. Severance Plan, which provides benefits to all eligible employees upon specified involuntary separations from service due to an organizational change, such as a reduction in force. The severance plan requires employees to execute a separation agreement and release acceptable to State Street in order to receive benefits under the plan. Amounts above assume a qualifying termination of employment on December 31, 2023. For these purposes, the severance amounts are not discounted for payment over time, and health and welfare benefits are valued at 2023 rates.

- *Cash severance:* The U.S. Severance Plan provides for a cash payment amount equal to a specified number of weeks of base salary based on employment title. For all eligible U.S. employees who hold an Executive Vice President title, including our NEOs, the plan provides for a severance period equal to three weeks of base salary per completed year of service with a minimum of 12 weeks and a maximum of 52 weeks of base salary. Severance benefits are subject to the employee's compliance with restrictive covenants that are determined at the time of separation, but typically include non-solicitation for a period of 18 months following termination and an ongoing obligation of confidentiality and non-disparagement.

- *Deferred incentive compensation awards:* Service-based restrictions lapse and the awards continue to vest according to their original terms.

- *Current year incentive compensation:* Under the U.S. Severance Plan, employees are eligible to receive an additional lump sum cash severance payment equal to 25% of the employee's prior year incentive compensation award for a termination occurring on December 31, 2023.

- *Health & welfare benefits:* The U.S. Severance Plan provides for continued participation in State Street's health and welfare benefit plan for the severance period at active employee rates and with continued coverage after the severance period, paid in full by the employee, subject to timely enrollment in COBRA.

- *Outplacement services:* Personal outplacement and career consulting services by a third-party provider.

(6) Termination in Connection with Change of Control: Calculations assume a change of control occurred on December 31, 2023 and a qualifying termination of employment entitling the NEO to the specified benefits occurred on that date (double-trigger mechanism). For additional details regarding a termination in connection with change of control, refer to the "Change of Control" section below.

- *Cash Severance:* A lump sum payment equal to two times the sum of base salary and the prior year's cash-based incentive (immediate cash and DVAs), subject to a maximum of $10 million.

- *DSAs and CRSUs:* Service-based restrictions lapse and vesting is accelerated. The value of outstanding DSAs and CRSUs is based on the closing share price of our common stock on the NYSE on December 29, 2023 ($77.46), except that for CRSUs granted in 2023, the value is based on the average closing price of our common stock during the 30 trading days occurring on or immediately prior to December 31, 2023 ($74.07).

- *Performance-based RSUs:* Service-based restrictions lapse on unearned performance-based RSUs and vesting is accelerated. The estimated value of unearned performance-based RSUs is calculated as follows:

    i) Performance-based RSUs granted in 2021 is based on actual Company ROE performance and pre-tax margin performance for 2021 and 2022 and 100% of target for 2023.

    ii) Performance-based RSUs granted in 2022 is based on actual Company ROE performance, pre-tax margin performance and fee revenue growth for 2022 and 100% of target for 2023 and 2024.

    iii) Performance-based RSUs granted in 2023 is based on 100% of target for 2023 - 2025.

    Performance-based RSUs performance has not been certified and is therefore subject to adjustment based on the terms of the relevant awards. The actual amount of the payout would be based on satisfaction of the performance criteria as certified by the HRC following a change of control. Performance-based RSUs are valued using an "adjusted fair market value" ($78.57), which is the highest average of the reported daily high and low prices per share of our common stock on the NYSE during the sixty (60)-day period prior to the first date of actual knowledge by the Board of the circumstances that resulted in a change in control, which is assumed to be December 31, 2023.

- *DVAs:* Service-based restrictions lapse and vesting is accelerated.

- *Current year incentive compensation:* The prior year's cash-based incentive award (immediate cash and DVA) paid to each NEO in February 2023 for the 2022 performance year.

- *Defined contribution retirement cash equivalent:* A lump sum payment equal to two times State Street's annual contributions to the defined contribution retirement plans applicable to the NEO.

- *Health & welfare benefits:* Continued employee health and welfare benefits for two years after the date of termination.

- *Outplacement services:* Personal outplacement and career consulting services by a third-party provider.

- Assumes zero for the legal fee benefit in connection with the enforcement of the NEO's rights under the agreement.

Change of Control

State Street has entered into change-of-control agreements with each of our NEOs. Each agreement has a two-year term that automatically extends for an additional year at the end of each calendar year, unless State Street gives notice of nonrenewal with at least 60 days' advance notice. The agreements become effective upon a change of control of State Street or upon a termination of employment arising in connection with or in anticipation of such change of control. A change of control is defined to include:

- The acquisition of 25% or more of our outstanding stock;

- The failure of incumbent directors (or their designated successors) to constitute a majority of the Board;

- A reorganization, merger, consolidation, sale or other disposition of all or substantially all of our assets in which State Street shareholders do not retain a majority of the voting power of the surviving or successor corporation and incumbent directors do not constitute a majority of the Board; or

- Approval by shareholders of a complete liquidation or dissolution of the Company.

Each agreement provides for two years of continued employment after a change of control on terms commensurate with those previously in effect. The cessation of employment under a double-trigger mechanism requires the occurrence of both a change of control and either the termination of employment without cause or by the NEO for good reason during the two-year period.

Each agreement provides that, in the event change-of-control benefits would exceed 110% of the maximum amount that the NEO can receive without any of the payments being subject to the excise tax imposed under Section 4999 of the Internal Revenue Code (the golden parachute excise tax), then the value of such benefits shall be either (i) subject to a cutback or (ii) delivered in full, whichever of the foregoing provides the executive the greatest benefit on an after-tax basis (with the NEO required to pay the golden parachute excise tax). If benefits are below the 110% threshold, the NEO would be subject to an automatic cutback to the extent necessary to assure that the change-of-control benefits are not subject to the golden parachute excise tax. Accordingly, assuming a change of control with a double trigger occurred on December 31, 2023, Messrs. O'Hanley's and Aboaf's benefits are subject to cutbacks and the following payments were eliminated from the table above: cash severance of $739,596 for Mr. O'Hanley and cash severance of $3,985,504 for Mr. Aboaf. Assuming a change of control with a double trigger occurred on December 31, 2023, Mr. Hu and Ms. Hung do not have a cutback to their benefits.

The change-of-control agreements include restrictive covenants concerning non-solicitation for a period of 18 months following termination, and ongoing obligations of confidentiality, cooperation and non-disparagement.

Refer to "Potential Payments upon Termination or Change of Control as of December 31, 2023" table footnote 6 for a detailed description of payments and benefits under a termination in connection with change of control.

Payments upon Termination of Employment

Mr. Maiuri retired from State Street on March 29, 2024. Mr. Maiuri received his base salary through his retirement date and his outstanding deferred incentive compensation awards will continue to vest according to their original terms and schedule because he had attained age 55 and completed five years of service prior to his retirement and State Street deemed his notice period to have been satisfied. In addition to the equity awards set forth under "Outstanding Equity Awards at Fiscal Year-End, December 31, 2023," Mr. Maiuri had outstanding DVAs worth $3,093,964 as of December 31, 2023. For his service during 2023, and as described above under the heading "Compensation Discussion and Analysis—Individual Performance Compensation Decisions," on February 23, 2024 Mr. Maiuri was awarded $6,225,000 of incentive compensation in the form of immediate cash and deferred incentive compensation awards, which included: $1,556,250 in immediate cash; $622,500 in DVAs; $1,556,250 in DSAs; and $2,490,000 in performance-based RSUs. At retirement, these DSAs and performance-based RSUs were worth $1,820,654 and $2,980,299, respectively, based on the closing share price of our common stock on the NYSE on March 28, 2024 ($77.32). Mr. Maiuri did not receive severance or other retirement enhancements. Following his retirement, Mr. Maiuri received a payment for 2024 unused vacation ($16,121).

Pay Versus Performance

Shown and described below is information about the relationship between certain financial performance measures and executive "compensation actually paid" as determined in accordance with Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K. For further information regarding our pay-for-performance philosophy and how our Human Resources Committee seeks to align executive compensation with the Company's performance, refer to "Executive Compensation—Compensation Discussion and Analysis."

| Year[1] | Summary Compensation Table (SCT) Total for PEO | Compensation Actually Paid (CAP) to PEO[2] | Average Summary Compensation Table (SCT) Total for Non-PEO NEOs[3] | Average Compensation Actually Paid (CAP) to Non-PEO NEOs[2][3] | Value of Initial Fixed Investment Based on: | | Net Income (GAAP) | Company Selected Measure |
					State Street (STT) TSR[4]	Peer Group TSR (KBW Bank Index)[4]		ROE (Non-GAAP)[5]
2023	$13,449,164	$10,603,887	$8,771,564	$ 7,995,951	111.4	96.7	$1,943,630,434	11.3%
2022	18,004,619	10,071,943	7,633,068	4,733,007	107.6	97.5	2,774,105,680	12.5%
2021	14,113,660	22,684,590	8,719,980	12,311,262	124.7	124.1	2,693,086,657	11.5%
2020	9,309,980	8,579,981	7,972,141	7,465,987	95.2	89.7	2,420,321,971	10.6%

(1) The closing share price of our common stock on the NYSE was $77.46 on December 29, 2023, $77.57 on December 30, 2022, $93.00 on December 31, 2021, $72.78 on December 31, 2020, and $79.10 on December 31, 2019. The Principal Executive Officer (PEO) was Mr. O'Hanley for all years in the table. The non-PEO NEOs were Messrs. Aboaf and Maiuri (all years), plus Messrs. Aristeguieta and Erickson (2020, 2021 and 2022), Mr. Taraporevala (2022), and Mr. Hu and Ms. Hung (2023).

(2) The following table describes the adjustments, each of which is prescribed by SEC rules, to calculate the CAP amount from the SCT amount for 2023. There were no adjustments with respect to defined benefit and actuarial pension plans. The SCT amount and the CAP amount do not reflect the actual amount of compensation earned by or paid during 2023, but rather are amounts determined in accordance with Item 402(v) of Regulation S-K.

| Adjustments[1] | 2023 | |
	PEO	Non-PEO NEOs[3]
Total Compensation from SCT	$ 13,449,164	$ 8,771,564
Adjustments for defined benefit and actuarial pension plans: Not Applicable		
Adjustments for stock awards		
(Subtraction): Stock Awards from SCT	(12,149,906)	(4,564,991)
Addition: Fair value at year end of awards granted during the covered fiscal year that are outstanding and unvested at year end	9,089,166	3,838,287
Addition (Subtraction): Year-over-year change in fair value of awards granted in any prior fiscal year that are outstanding and unvested at year end	(2,845,762)	(554,729)
Addition: Vesting date fair value of awards granted and vesting during such year	847,709	—
Addition (Subtraction): Change as of the vesting date (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year for which vesting conditions were satisfied during such year	2,213,516	505,820
Compensation Actually Paid (as calculated)	10,603,887	7,995,951

The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

(3) Amounts presented are averages for the entire group of non-PEO NEOs in each respective year.

(4) Total Shareholder Return (TSR) data is calculated based on an initial investment on December 31, 2019 and reflects: for 2023 – four-year cumulative TSR (December 31, 2019 – December 31, 2023); for 2022 – three-year cumulative TSR (December 31, 2019 – December 31, 2022); for 2021 – two-year cumulative TSR (December 31, 2019 – December 31, 2021); and for 2020 – one-year TSR (December 31, 2019 – December 31, 2020). When comparing our annual and long-term performance to that of our peers for compensation purposes and for purposes of disclosure under Item 201(e) of Regulation S-K, we utilize the KBW Bank Index, which comprises State Street, our Direct Peers, and 18 other constituents with which we competed in some aspects of our businesses as of January 1, 2023.

(5) Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. For a reconciliation of the non-GAAP ROE presented in the table above, see *Appendix C*.

Financial Performance Measures

As described in greater detail under "Executive Compensation—Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, not all of those measures are presented in the Pay Versus Performance table. Moreover, the Company's executive compensation program is designed to incentivize long-term performance and shareholder value creation. The Human Resources Committee did not consider the Pay Versus Performance disclosure when making its incentive compensation decisions.

The metrics that the Company uses in determining annual incentive compensation awards and in the payout of our long-term performance-based RSUs are selected based on the objective of incentivizing our PEO and Non-PEO NEOs to increase the value of the Company for our shareholders. The following table lists the four performance measures that we believe represent the most important performance measures we used to link the CAP amounts for our NEOs for 2023 to Company performance, all of which are metrics used in our performance-based RSUs. Of these measures, we identified return on average common equity (non-GAAP), which we refer to as ROE (Non-GAAP) in the table above, as the most important of our financial performance measures.

| Return on Average Common Equity (non-GAAP) |
| Fee Revenue Growth (non-GAAP) |
| Pre-Tax Margin (non-GAAP) |
| Total Shareholder Return |

Analysis of the Information Presented in the Pay Versus Performance Table

In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

Overview. The HRC reviews, evaluates and approves our executive compensation program annually, and designs the program to effectively align pay with performance and shareholder interests over time. The design elements supporting this goal include our use of shareholder return-based metrics in assessing annual financial performance, heavy reliance on deferred equity-based compensation vehicles (substantially delivered in the form of performance-based equity) and the use of relative TSR in our long-term incentive design. In the Pay Versus Performance table above:

- Equity-based vehicles comprised 90% of incentive compensation awarded to our PEO in 2023 for the 2022 performance year and in 2022 for the 2021 performance year, 100% in 2021 for the 2020 performance year and 75% in 2020 for the 2019 performance year

- Equity-based vehicles comprised 65% of incentive compensation awarded to our Non-PEO NEOs in 2023, 2022, 2021 and 2020 for the 2022, 2021, 2020 and 2019 performance years, respectively

Because we maintain significant levels of deferred equity-based compensation for our executives, the change in value over time of CAP for our PEO and Non-PEO NEOs in the table above is driven primarily by the change in our stock price and our performance against metrics aligned to our long-term strategy contained in our performance-based RSUs.

Relationship between CAP and ROE (non-GAAP). ROE (GAAP) is a component of the HRC's assessment of annual financial performance, and is one driver of annual pay decisions. Additionally, for awards granted in 2023 and earlier years, ROE (non-GAAP) was a core metric in our performance-based RSU program, impacting the value of this long-term equity vehicle over time. As a result, CAP for our PEO and Non-PEO NEOs is influenced by ROE (non-GAAP).

Compensation Actually Paid (CAP) Versus ROE (Non-GAAP) (2020 – 2023)



Relationship between CAP and State Street TSR and CAP and Peer Group/KBW Bank Index TSR. TSR, for both State Street itself and relative to the KBW Bank Index, is a component of the HRC's assessment of financial performance, driving annual pay decisions. For 2023, CAP for our PEO is $10.6 million and the average CAP for our Non-PEO NEOs is $8.0 million, below the SCT compensation of $13.4 million for our PEO and the average SCT compensation of $8.8 million for our Non-PEO NEOs, respectively, despite the slight increase of TSR from 107.6 in 2022 to 111.4 in 2023. For 2022, CAP for our PEO is $10.1 million and the average CAP for our Non-PEO NEOs is $4.7 million, significantly below the SCT compensation of $18.0 million for our PEO and the average SCT compensation of $7.6 million for our Non-PEO NEOs, respectively, consistent with the decline of TSR from 124.7 in 2021 to 107.6 in 2022. For 2021, CAP for our PEO is $22.7 million and average CAP for our Non-PEO NEOs is $12.3 million, significantly higher than the SCT compensation of $14.1 million for our PEO and the average SCT compensation of $8.7 million for Non-PEO NEOs, respectively, consistent with the increase of TSR from 95.2 in 2020 to 124.7 in 2021. Additionally, because TSR is substantially driven by equity appreciation or depreciation, and because we maintain significant levels of deferred equity-based compensation for our executives, the increase or decrease in CAP versus SCT compensation is strongly aligned with State Street's TSR performance, linking CAP to the shareholder experience (i.e., when TSR is flat, CAP and SCT compensation tend to converge, when TSR increases, CAP tends to increase relative to SCT compensation and when TSR declines, SCT compensation tends to decrease relative to CAP).

Summary Compensation Table (SCT) and Compensation Actually Paid (CAP) Versus TSR - PEO



Summary Compensation Table (SCT) and Compensation Actually Paid (CAP) Versus TSR - Non-PEO NEOs



Relationship between CAP and Net Income (GAAP). Although Net Income (GAAP) is not itself included in our Financial Scorecard, the HRC reviews its primary components, Revenue and Expenses, as well as Net Interest Income on a standalone basis, as part of its annual assessment of financial performance. Likewise, although Net Income (GAAP) is not a metric in our performance-based RSU vehicle, other performance-based RSU metrics, including Pre-Tax Margin and Fee Revenue Growth, are related to Net Income (GAAP). As a result, CAP for our PEO and Non-PEO NEOs is indirectly impacted by Net Income (GAAP).

Compensation Actually Paid (CAP) Versus Net income (GAAP) (2020 – 2023)



Item 2: Approval of Advisory Proposal on Executive Compensation

**The Board of Directors unanimously recommends that you vote
FOR
this proposal (Item 2 on your proxy card)**

The Board believes that shareholder feedback on executive compensation is important and annually provides shareholders the opportunity to vote on an advisory executive compensation proposal.

The advisory proposal is provided in accordance with Section 14A of the Securities Exchange Act of 1934 (Exchange Act) and is non-binding. The outcome of this advisory proposal does not overrule any decision by, create or imply any change to the fiduciary duties of, or create or imply any additional fiduciary duties for State Street or the Board of Directors (or any of its committees). Though this vote is non-binding, the Human Resources Committee will consider vote results in making executive compensation decisions. More information about executive compensation at State Street, including detail on the Human Resources Committee of the Board's process for determining executive pay, is described under the heading "Compensation Discussion and Analysis."

The text of the proposal presented for your approval is as follows:

VOTED: That the compensation of State Street's executives, as disclosed pursuant to the SEC's compensation disclosure rules, as set forth in this proxy statement under the heading "'Executive Compensation," including the Compensation Discussion and Analysis, the compensation tables and related material, is approved; provided that this resolution shall not be binding on State Street's Board of Directors or any of its committees and may not be construed as overruling any decision by the Board of Directors or any of its committees.

Examining and Audit Committee Matters

Examining and Audit Committee Pre-Approval Policies and Procedures

State Street's Examining and Audit Committee has established pre-approval policies and procedures applicable to all services provided by State Street's independent registered public accounting firm, pursuant to which the Committee reviews for approval each particular service expected to be provided. In connection with that review, the Committee is provided with detailed information so that it can make well-reasoned assessments of the impact of the services on the independence of the independent auditor. Pre-approvals could include pre-approved cost levels or budgeted amounts or a range of cost levels or budgeted amounts. Pre-approval is also required for substantive changes in terms, conditions and fee arrangements resulting from changes in the scope, structure or other items. The pre-approvals include services in categories of audit services, audit-related services, tax services and other services permissible under the SEC's auditor independence rules. The services shown in the table below were approved by the Committee in accordance with these pre-approval policies and procedures.

Audit and Non-Audit Fees

Ernst & Young LLP (EY), was State Street's independent registered public accounting firm for each of the fiscal years ended December 31, 2023 and December 31, 2022. Fees incurred by State Street and its subsidiaries for professional services rendered by EY with respect to 2023 and 2022 were as follows:

| Description
(In millions)	2023	2022
Audit Fees	$15.0	$15.5
Audit-Related Fees	18.3	17.9
Tax Fees	3.1	5.6
All Other Fees	—	—

Services provided under Audit Fees primarily included statutory and financial statement audits, the requirement to opine on the design and operating effectiveness of internal control over financial reporting and accounting consultations billed as audit services. Services provided under Audit-Related Fees consisted principally of reports on the processing of transactions by servicing organizations, non-statutory audits and due diligence procedures. Services provided under Tax Fees consisted principally of compliance and corporate tax advisory services.

In addition to the services described above, EY provides audit and tax compliance services to certain mutual funds, exchange-traded funds (ETFs) and foreign-based private investment funds for which State Street is the sponsor and investment adviser or manager. The mutual funds and ETFs have boards of directors or similar bodies that make their own determinations as to selection of the funds' audit firms and approval of any fees paid to such firms. In the case of certain foreign-based private investment funds, State Street participates in the selection of the audit firm to provide the audit and tax compliance services. All of the fees for such services are paid by the mutual funds, ETFs and foreign-based private investment funds—not by State Street—and are not included in the table above.

Report of the Examining and Audit Committee

The Examining and Audit Committee consists entirely of members who meet the independence requirements of the listing standards of the NYSE and the rules and regulations of the SEC, as determined by the Board. Further, all of the members of the Committee are financially literate, based upon their education and experience, as such qualification under the listing standards of the NYSE is interpreted by the Board. The Board has determined, based upon education and experience as a principal accounting or financial officer or public accountant, or experience actively supervising a principal accounting or financial officer or public accountant, or other relevant experience, that each member of the Committee satisfies the definition of "audit committee financial expert," as set out in the rules and regulations under the Exchange Act, and has accounting or related financial management expertise, as such qualification under the listing standards of the NYSE is interpreted by the Board. The Committee operates under a written charter that is reviewed and approved annually by the Board. The Committee furnishes the following report:

On behalf of State Street's Board, the Committee oversees the operation of a system of internal controls designed to ensure the integrity of State Street's financial statements and reports, compliance with laws, regulations and corporate policies and the qualifications, performance and independence of State Street's independent registered public accounting firm. The role of the independent registered public accountant is to independently audit the consolidated financial statements and effectiveness of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board or PCAOB. Additionally, the Committee oversees the Company's efforts to promote and advance a culture of compliance and ethical business practices including the Company's efforts to identify, manage and eliminate material conduct and reputational issues. It is management's responsibility to prepare State Street's consolidated financial statements and establish and maintain internal control over financial reporting. The Committee acts on behalf of the Board in monitoring and overseeing the implementation, independence and performance of State Street's internal corporate audit function, under the direction of the General Auditor. The General Auditor reports directly to the Examining and Audit Committee (and administratively to State Street's CEO).

Consistent with this oversight responsibility, the Committee has reviewed and discussed with management the audited consolidated financial statements for the year ended December 31, 2023 and their assessment of internal control over financial reporting as of December 31, 2023. EY, State Street's independent registered public accounting firm, issued its unqualified report on State Street's consolidated financial statements and the design and operating effectiveness of State Street's internal control over financial reporting.

The Committee has discussed with EY the matters required to be discussed by applicable requirements of the PCAOB and the SEC. The Committee has also received the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding EY's communications with the Committee concerning independence. The Committee has actively monitored the relationship between audit and non-audit services provided by EY in evaluating the firm's continued independence.

Based on these reviews and discussions, the Committee recommended to the Board that State Street's audited consolidated financial statements for the year ended December 31, 2023, be included in State Street's annual report on Form 10-K for the fiscal year then ended.

Submitted by,

William C. Freda, Chair
Marie A. Chandoha
DonnaLee A. DeMaio
Patrick de Saint-Aignan
Sara Mathew
John B. Rhea

Item 3: Ratification of the Selection of the Independent Registered Public Accounting Firm

**The Board of Directors unanimously recommends that you vote
FOR
this proposal (Item 3 on your proxy card)**

The Board of Directors recommends that shareholders approve the ratification of the selection of the independent registered public accounting firm described below. The Examining and Audit Committee has appointed Ernst & Young LLP as State Street's independent registered public accounting firm for the year ending December 31, 2024. EY has acted as our independent auditor since 1972. We have been advised by EY that it is a registered public accounting firm with the PCAOB and that it complies with the auditing, quality control and independence standards and rules of the PCAOB and the SEC.

Committee Responsibilities and Duties

The Examining and Audit Committee has direct responsibility for the engagement, termination, compensation, retention, evaluation and oversight of the work of our independent registered public accounting firm, including the sole authority for the establishment of pre-approval policies and procedures for all audit and non-audit engagements. The Committee also oversees the internal controls and procedures covering the integrity of our accounting and financial reporting processes, the preparation, audit and disclosure of financial statements and regulatory reports and the qualifications, performance and independence of State Street's independent registered public accounting firm. Further, the Committee oversees the internal corporate audit function, compliance program effectiveness and certain of State Street's sustainability and impact obligations, initiatives and activities, including climate, within the Committee's scope of responsibilities. For more information, see the description in this Proxy Statement of the Examining and Audit Committee under the heading "Committees of the Board of Directors."

Committee Considerations and Audit Firm Assessment

In connection with the annual appointment of EY, the Committee undertook a comprehensive assessment and review of EY, and considered among other factors:

- Whether the retention of EY is in the best interests of State Street and its shareholders

- The results of an annual survey and interviews conducted by management on the performance of EY

- EY's technical expertise, geographical footprint, knowledge level and quality of service

- The recent performance of EY and the lead audit partner, including quality of communication, competence and responsiveness

- The independence of EY

- Known legal risks and significant proceedings involving EY

- The fees incurred by State Street for the services rendered

In accordance with SEC rules and EY policies, the lead audit partner must be rotated at least every five years. During this rotation process, the Committee and the Committee Chair are involved in the selection of the lead audit partner by vetting potential candidates, analyzing candidate qualifications and conducting interviews. The Committee is also consulted regarding the final selection of the lead audit partner.

Recommendation and Voting

After conducting this annual assessment and taking into consideration, among other things, the benefits of fresh perspective gained through the mandatory lead audit partner rotation, the Committee and the Board of Directors believe that the continued retention of EY as our independent registered public accounting firm is in the best interest of State Street and its shareholders. For more information, see the discussion in this proxy statement under the heading "Examining and Audit Committee Matters."

While shareholder ratification of the selection of EY as our independent registered public accounting firm is not required, the Board is submitting the selection of EY to the shareholders for ratification to learn the opinion of shareholders on the selection. Should the selection of EY not be ratified by the shareholders, the Committee will reconsider the matter. Even in the event the selection of EY is ratified, the Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it believes such a change is in the best interests of State Street and its shareholders. Representatives of EY will be present at the annual meeting to respond to appropriate questions, and they will have the opportunity to make a statement if they desire.

General Information About the Annual Meeting

Questions and Answers About Voting

Why am I receiving these materials?

State Street's Board is soliciting your vote by proxy at the 2024 annual meeting of shareholders. This proxy statement includes information that we are required to provide to you under the rules of the SEC and is designed to assist you in voting your shares.

Can I access State Street's proxy materials and annual report electronically?

This proxy statement and our annual report, including our audited consolidated financial statements for the year ended December 31, 2023, are available to our shareholders on the Internet. On April 3, 2024, we mailed to our U.S. shareholders as of March 18, 2024, the record date for the annual meeting, a notice containing instructions on how to access these proxy materials online and how to submit a proxy online. Also, on April 3, 2024, we began mailing printed copies of these proxy materials to shareholders that have requested printed copies and to shareholders outside the United States. If you received a notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you request a copy. Instead, the notice instructs you on how to access and review online all of the important information contained in the proxy statement and annual report. The notice also instructs you on how you may submit your proxy over the Internet. If you received a notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in that notice.

How do I request a printed copy of the proxy materials?

To request a printed copy of the proxy statement, annual report and form of proxy relating to this shareholder meeting or future shareholder meetings, visit *www.proxyvote.com*, call 1-800-579-1639 or send an email to *sendmaterial@proxyvote.com*. You must have available the 16-digit control number from the notice described above.

How do I change my preference and only receive materials electronically?

If you currently receive printed copies of the proxy materials and would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards, annual reports and related materials electronically via email or the Internet visit *www.proxyvote.com*, call 1-800-579-1639 or send an email to *sendmaterial@proxyvote.com*. You must have available the 16-digit control number from the notice described above. To sign up for electronic delivery, please follow the instructions on the proxy card using the Internet and, when prompted, indicate that you agree to receive or access proxy and related materials electronically in future years.

What is the record date for the meeting?

Our Board has fixed the record date for the annual meeting as of the close of business on March 18, 2024.

How many votes can be cast by all shareholders?

As of the record date, 301,772,251 shares of our common stock were outstanding and entitled to be voted at the meeting. Each share of common stock is entitled to one vote on each matter.

How do I vote?

If your shares are registered in your name, you may vote online while virtually attending the annual meeting by visiting *www.virtualshareholdermeeting.com/STT2024* or by proxy without attending the meeting. Registered shareholders may also vote by proxy, by telephone or on the Internet by following the instructions included with your proxy card or the notice we mailed to you on April 3, 2024. In addition, if you received a printed proxy card, you may mark, sign, date and mail the proxy card you received from State Street in the postage-paid return envelope. If you vote or submit a proxy in accordance with any of the available methods, your shares will be voted at the meeting pursuant to your instructions. If you sign and return the proxy card or vote by proxy by telephone or on the Internet but do not provide voting instructions on some or all of the proposals, your shares will be voted by the persons named in the proxy card on all uninstructed proposals in accordance with the recommendations of the Board given below.

If your shares are held in "street name" by a broker, bank or other nominee, that person, as the record holder of your shares, is required to vote your shares according to your instructions. Your bank, broker or other nominee will send you directions on how to vote those shares, which may include the ability to instruct the voting of your shares by telephone or on the Internet.

If your shares are held by a broker, bank or other nominee and you wish to vote online while virtually attending at the meeting, you will need to access the live audio webcast of the meeting at *www.virtualshareholdermeeting.com/STT2024* and follow the instructions for shareholder voting.

What are the Board's recommendations on how to vote my shares?

The Board of Directors recommends a vote:

- Item 1—**FOR** election of the 12 nominees named herein as directors (page 23)
- Item 2—**FOR** approval of the advisory proposal on executive compensation (page 88)
- Item 3—**FOR** ratification of the selection of the independent registered public accounting firm (page 91)

Additionally, if other matters are presented at the annual meeting, the persons named in the proxy card as proxy holders are authorized to vote on the additional matters as they determine.

Who pays the cost for soliciting proxies by State Street?

State Street will pay the cost for the solicitation of proxies by the Board. The solicitation of proxies will be made primarily by mail and electronic means. State Street has retained Morrow Sodali, LLC to aid in the solicitation of proxies for a fee of $17,500, plus expenses. Proxies may also be solicited by employees of State Street and its subsidiaries personally, or by mail, telephone, fax or email, without any remuneration to such employees other than their regular compensation. State Street will reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to their principals to obtain authorization for the execution of proxies.

What is householding?

Some banks, brokers and other nominee record holders may be "householding" our proxy statements, annual reports and related materials. "Householding" means that only one copy of these documents may have been sent to multiple shareholders in one household. If you would like to receive your own set of State Street's proxy statements, annual reports and related materials, or if you share an address with another State Street shareholder and together both of you would like to receive only a single set of these documents, please contact your bank, broker or other nominee.

May I change my vote?

If you are a registered shareholder, you may change your vote or revoke your proxy at any time before it is voted by notifying the Secretary in writing, by returning a signed proxy with a later date, by submitting an electronic proxy as of a later date or by virtually attending the meeting and voting online during the meeting. If your shares are held in "street name," you must contact your bank, broker or other nominee for instructions on changing your vote.

What constitutes a quorum?

A majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter. A share represented for any purpose at the annual meeting will be deemed present for determination of a quorum for the entire meeting and for any adjournment of the meeting; unless (1) a shareholder attends solely to object to lack of notice, defective notice or the conduct of the meeting on other grounds and the shareholder does not vote the shares or otherwise consent that they are to be deemed present or (2) in the case of an adjournment, a new record date is set for that adjourned meeting. Shares present virtually during the annual meeting will be considered shares represented in person at the meeting.

What vote is required to approve each item?

Since it is an uncontested election of directors at the annual meeting, a nominee for director will be elected to the Board if the votes cast "for" the nominee's election exceed the votes cast "against" the nominee's election (Item 1). If the votes cast "against" the nominee's election exceed the votes cast "for" the nominee's election, the nominee will not be elected to the Board. However, under Massachusetts law, if an incumbent director is not elected to the Board, that incumbent director will "hold over" in office as a director until their successor is elected or until there is a decrease in the number of directors. Under our Corporate Governance Guidelines, in an uncontested election of directors, any incumbent director who does not receive more votes cast "for" their election than votes cast "against" their election will submit to the Board a letter of resignation for consideration by the Nominating and Corporate Governance Committee. After consideration, that Committee would make a recommendation to the Board on the action to be taken regarding the resignation. No such tendered resignation will be deemed effective unless and until it is accepted by an action of the Board.

The actions concerning the advisory proposal on executive compensation (Item 2) and the ratification of the selection of the independent registered public accounting firm (Item 3) will be approved if the votes cast "for" the action exceed the votes cast "against" the action. Items 2 and 3 are non-binding proposals.

How is the vote counted?

Votes cast by proxy or at the annual meeting will be counted by the persons appointed by State Street to act as tellers for the meeting.

"Abstentions" and "broker non-votes" are not counted as votes with respect to any of the items to be voted on at the annual meeting.

Stock exchange rules permit a broker to vote shares held in a brokerage account on certain proposals if the broker does not receive voting instructions from you. Stock exchange and SEC rules, however, prohibit brokers from voting uninstructed shares in the case of election of directors, executive compensation matters and certain other matters. Accordingly, of the matters to be voted on at the annual meeting, we believe the only proposal on which brokers will have discretionary voting authority is the ratification of the selection of the independent registered public accounting firm (Item 3).

Where is the meeting held?

The annual meeting will be conducted via live audio webcast at *www.virtualshareholdermeeting.com/STT2024*. Please allow ample time for the online check-in process. If you encounter difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the login page hosting the virtual meeting.

How do I submit a question at the annual meeting?

If you wish to submit a question on the day of the annual meeting, beginning at 9:00 am Eastern Time on May 15, 2024, you may login using the 16-digit control number provided with the voting instructions. You will be able to participate, submit questions and vote electronically at *www.virtualshareholdermeeting.com/STT2024*.

The annual meeting will be governed by our meeting guidelines posted at *www.virtualshareholdermeeting.com/STT2024* in advance of the meeting. The meeting guidelines will address the ability of shareholders to ask questions or otherwise comment during the meeting, including rules on permissible topics, and rules for how questions and comments will be recognized and disclosed to meeting participants.

What happens if the meeting is postponed or adjourned?

Your proxy may be voted at the postponed or adjourned meeting. You will still be able to change your proxy until it is voted.

May I see a list of shareholders entitled to notice of the meeting as of the record date?

A list of our registered shareholders as of the close of business on the record date will be made available to shareholders during the meeting at *www.virtualshareholdermeeting.com/STT2024*. To access such list of registered holders at our principal offices beginning April 5, 2024 and until the meeting, shareholders should email State Street Investor Relations at IR@statestreet.com.

What are my rights as a participant in the Salary Savings Program?

As part of its employee benefits program, State Street maintains a 401(k) plan called the Salary Savings Program (SSP). If you participate in the SSP and have invested part or all of your account in the Employee Stock Ownership Plan fund, you are considered a named fiduciary and may direct the voting of the State Street Corporation common stock allocated to your account as of the record date.

You may give direction on the Internet, by telephone or by mail. If you do not provide timely direction as to how to vote your allocated share, your allocated share will be voted on the same proportional basis as the shares that are directed by other participants. If a matter arises at the meeting, or such other time as affords no practical means for securing participant direction, the trustee will follow the direction of the committee designated by the Plan Sponsor, or its designee. Voting of your allocated share will occur as described above unless the trustee or plan administrator (or its designee), as applicable, determines that doing so would result in a breach of its fiduciary duty.

You must direct your vote in advance of the annual meeting so that the trustee, the registered owner of all of the shares held in the SSP, can vote in a timely manner. Regardless of the method you use to direct the trustee, the trustee must receive your direction no later than 11:59 p.m. Eastern Time on May 13, 2024 for your direction to be counted. Your direction will be held in confidence by the trustee. You may not provide this direction at the annual meeting. You may change your direction to the trustee by timely submitting a new direction. The last direction the trustee receives by 11:59 p.m. Eastern Time on May 13, 2024, will be the only one counted. If your direction by mail is received on the same day as the one received electronically, the electronic direction will be followed.

The trustee is providing the annual report, the notice of annual meeting and the proxy statement electronically to SSP participants with State Street stock in the SSP who are active employees and have a State Street-provided email account and Internet access. Instead of receiving these materials in paper form mailed to your home, you will have online access to these materials over the Internet, thus expediting the delivery of materials and reducing printing and mailing costs. An email will be sent to all such participants with detailed instructions on how to access materials and give your direction to the trustee. You may request that paper copies be sent to you, thereby permitting you to send in your direction by mail if you prefer that method. All other participants will receive their materials in the mail.

Other Matters

The Board does not know of any other matters that may be presented for action at the annual meeting. Under our by-laws, the deadline for shareholders to notify us of any proposals or director nominations to be presented for action at the 2024 annual meeting has passed. Should any other business properly come before the meeting, the persons named on the enclosed proxy will, as stated therein, have discretionary authority to vote the shares represented by such proxies in accordance with their judgment. See the discussion in this proxy statement under the heading "General Information About the Annual Meeting—Questions and Answers About Voting."

Proposals and Nominations by Shareholders

Shareholders who wish to present proposals for inclusion in State Street's proxy materials for the 2025 annual meeting of shareholders may do so by following the procedures prescribed in Rule 14a-8 under the Exchange Act and State Street's by-laws. To be eligible for inclusion in State Street's proxy materials, the shareholder proposals must be received by the Secretary on or before December 4, 2024.

State Street's proxy access provision permits a shareholder, or a group of up to 20 shareholders, to include director nominees in State Street's proxy materials; provided that: (1) the nominating shareholder(s) own a number of shares representing 3% or more of the total voting power of State Street's outstanding shares of capital stock entitled to vote on the election of directors; (2) the nominating shareholder(s) have owned that number of shares continuously for at least 3 years; and (3) the nominating shareholder(s) and their director nominee(s) satisfy the requirements of Article I, Section 7(c) of the by-laws, including its requirement of timely written notice. To be timely, a proxy access notice with respect to the 2025 annual meeting must be delivered to the Secretary no earlier than December 16, 2024 and no later than January 15, 2025 unless the date of the 2025 annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the 2024 annual meeting, in which event Article I, Section 7(c) of the by-laws provides different notice requirements.

Under State Street's by-laws, nominations for directors and proposals of business other than those to be included in State Street's proxy materials as described above may be made by shareholders entitled to vote at the meeting if notice is timely given, contains the information required by the by-laws, including information required by Rule 14a-19 under the Exchange Act, and such business is within the purposes specified in our notice of meeting. Except as noted below, to be timely, a notice with respect to the 2025 annual meeting must be delivered to the Secretary no earlier than January 15, 2025 and no later than February 14, 2025 unless the date of the 2025 annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the 2024 annual meeting, in which event the by-laws provide different notice requirements.

State Street's by-laws specify requirements relating to the content of the notice that shareholders must provide to the Secretary, including a shareholder nomination for director, to be properly presented at a shareholder meeting.

Any proposal of business or nomination should be mailed to:

Office of the Secretary
State Street Corporation
One Congress Street
Boston, Massachusetts 02114
Proposals can also be submitted by email to: corporatesecretary@statestreet.com

Security Ownership of Certain Beneficial Owners and Management

Beneficial Owners

The table below sets forth the number of shares of common stock of State Street by each person or entity known to State Street to beneficially own five percent or more of our outstanding common stock. As of March 1, 2024, there were 302,376,573 shares of State Street common stock outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	37,066,919[1]	12.26%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	24,910,069[2]	8.24%
Dodge & Cox 555 California Street, 40th Floor San Francisco, CA 94104	20,414,894[3]	6.75%

(1)   This information is based on a Schedule 13G filed with the SEC on February 13, 2024 by The Vanguard Group, in which it reported, as of December 29, 2023, shared voting power of 396,211 shares, sole dispositive power of 35,696,179 shares and shared dispositive power of 1,370,740 shares.

(2)   This information is based on a Schedule 13G filed with the SEC on January 25, 2024 by BlackRock, Inc., in which it reported, as of December 31, 2023, sole voting power of 22,286,392 shares and sole dispositive power of 24,910,069 shares.

(3)   This information is based on a Schedule 13G filed with the SEC on February 13, 2024 by Dodge & Cox, in which it reported, as of December 31, 2023, sole voting power of 19,365,019 shares and sole dispositive power of 20,414,894 shares.

Management

The table below sets forth the number of shares of State Street common stock beneficially owned as of the close of business on March 1, 2024 by (1) each director, (2) the NEOs as identified in the Summary Compensation Table in this proxy statement and (3) all directors and current executive officers as a group. For this purpose, beneficial ownership is determined under the rules of the SEC. As of March 1, 2024, there were 302,376,573 shares of State Street common stock outstanding. On March 1, 2024 each director and NEO listed below individually, and the directors and current executive officers as a group, owned beneficially less than 1% of the outstanding shares of common stock.

Name	Amount and Nature of Beneficial Ownership[1]
Eric W. Aboaf	92,119
Marie A. Chandoha	14,027
DonnaLee A. DeMaio	6,222
Patrick de Saint-Aignan	37,214
Amelia C. Fawcett	54,945
William C. Freda	26,871
Bradford Hu	4,949
Yie-Hsin Hung	11,999
Sara Mathew	17,517
Louis D. Maiuri	111,744[2]
William L. Meaney	18,406
Ronald P. O'Hanley	272,982[3]
Sean P. O'Sullivan	20,525
Julio A. Portalatin	8,740
John B. Rhea	13,777
Gregory L. Summe	107,935[4]
All directors and current executive officers as a group (26 persons)	939,442[3][4]

(1) Information in this table includes shares that the individual or group has the right to acquire within 60 days of March 1, 2024. Shares granted to non-management directors vest immediately and are included in the total amounts above, and are not subject to a vesting schedule, even if deferred.

(2) Includes 31,863 shares held in trust for which Mr. Maiuri disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(3) Includes 152,656 shares held in trust for which Mr. O'Hanley disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(4) Includes 3,000 shares held in trust for which Mr. Summe disclaims beneficial ownership except to the extent of his pecuniary interest therein.

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Appendix A

Excerpt from State Street's Corporate Governance Guidelines

The Board will have a majority of directors who meet the criteria for independence required by the New York Stock Exchange (NYSE) corporate governance standards. The Board has adopted the following guidelines to assist it in determining director independence in accordance with the NYSE standards. To be considered independent, the Board must determine, after review and recommendation by the Nominating and Corporate Governance Committee, that the director has no direct or indirect material relationship with the Company. The Board has established the following categorical guidelines to assist it in determining independence:

a. A director will not be independent if he or she does not satisfy any of the bright-line tests set forth in Section 303A.02(b) of the NYSE Listed Company Manual.

b. The following commercial or charitable relationships will not be considered to be material relationships that would impair a director's independence: (i) if the State Street director or a member of such director's immediate family (as defined in Section 303A of the NYSE Listed Company Manual) is a director or owner of less than a 10% ownership interest of another company (including a tax-exempt organization) that does business with the Company; provided such State Street director is not involved in negotiating the transaction; (ii) if the State Street director or a member of such director's immediate family is a current employee, consultant or executive officer of another company (including a tax-exempt organization) that does business with the Company; provided that, (x) where the State Street director is an employee, consultant or executive officer of the other company, neither the director nor any of his or her immediate family members receives any special benefits as a result of the transaction and (y) the annual payments to, or payments from, the Company from, or to, the other company, for property or services in any completed fiscal year in the last three fiscal years are equal to or less than the greater of $1 million, or two percent of the consolidated gross annual revenues of the other company during the last completed fiscal year of the other company; and (iii) if the State Street director or member of such director's immediate family is a director, trustee, employee or executive officer of a tax-exempt organization that receives discretionary charitable contributions from the Company; provided such State Street director and his or her Immediate Family Members do not receive any special benefits as a result of the transaction; and further provided that, where the director or immediate family member is an executive officer of the tax-exempt organization, the amount of discretionary charitable contributions in any completed fiscal year in the last three fiscal years are not more than the greater of $1 million, or two percent of that organization's consolidated gross revenues in the last completed fiscal year of that organization (in applying this test, State Street's automatic matching of employee charitable contributions to a charitable organization will not be included in the amount of State Street's discretionary contributions).

c. The following commercial relationships will not be considered to be a material relationship that would impair a director's independence: lending relationships, deposit relationships or other banking relationships (such as depository, transfer, registrar, indenture trustee, trusts and estates, private banking, investment management, custodial, securities brokerage, cash management and similar services) between State Street and its subsidiaries, on the one hand, and a company with which the director or such director's immediate family member is affiliated by reason of being a director, employee, consultant, executive officer, general partner or an equity holder thereof, on the other, provided that: (i) such relationships are in the ordinary course of the Company's business and are on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons; (ii) with respect to a loan by the Company to such company or its subsidiaries, such loan has been made in compliance with applicable law, including Regulation O of the Board of Governors of the Federal Reserve and Section 13(k) of the Securities Exchange Act of 1934, such loan did not involve more than the normal risk of collectability or present other unfavorable features, and no event of default has occurred under the loan; and (iii) payments to the Company for property or services (including fees and interest on loans but not including principal repayments) from such company does not exceed the limit provided in (b)(ii) above.

If a relationship is described by the categorical guidelines contained in both paragraphs b. and c. above, it will not be considered to be a material relationship that would impair a director's independence if it satisfies all of the applicable requirements of either paragraph b. or c. For relationships not covered by the categorical guidelines (either because they involve a different type of relationship or a different dollar amount), the determination of whether the relationship is material or not, and therefore whether the director would be independent or not, shall be made by the directors who satisfy the independence guidelines set forth above. The Company will explain in the next proxy statement the basis for any Board determination that a relationship was immaterial despite the fact that it did not meet the categorical guidelines of immateriality set forth above.

Appendix B

State Street's Governance Standards Relative to the Investor Stewardship Group's (ISG) Corporate Governance Framework

ISG Principle (for U.S. Listed Companies)	State Street's Governance Standards
Principle 1 Boards are accountable to shareholders	• All directors stand for shareholder election annually • Majority voting standard in uncontested director elections, and incumbent directors not receiving majority support must tender their resignation for consideration by the Board • Proxy access for shareholders • Board annually reviews and approves Corporate Governance Guidelines to assist in the exercise of duties and responsibilities. These Guidelines, along with Board committee charters, standards of conduct and other governance information, are posted on State Street's website
Principle 2 Shareholders should be entitled to voting rights in proportion to their economic interest	• One class of common stock, with each share carrying equal voting rights (a "one-share, one-vote" standard)
Principle 3 Boards should be responsive to shareholders and be proactive in order to understand their perspectives	• Process in place for shareholders and interested parties to communicate with independent Lead Director • Proactive annual shareholder engagement with director participation for select meetings, provides feedback to participating directors and relevant Board committees
Principle 4 Boards should have a strong, independent leadership structure	• Strong independent Lead Director with clearly defined duties that are disclosed to shareholders • Annual public disclosure of the Board's reasoning underlying its leadership structure and affirmation that the current leadership structure is appropriate • Each of the Board's Examining and Audit, Human Resources, Nominating and Corporate Governance, Risk and Technology and Operations Committees has an independent chair
Principle 5 Boards should adapt structures and practices that enhance their effectiveness	• 11 out of 12 director nominees are independent • Directors reflect a diverse mix of industry, regulatory, management, technology, risk and other backgrounds, experience and skills relevant to State Street's businesses and strategies • 4 of 12 director nominees are female and 3 out of 12 directors are racially diverse • Active Board refreshment with four new independent directors in the last five years • Board committees (Examining and Audit Committee; Human Resources Committee; Nominating and Corporate Governance Committee and Technology and Operations Committee) are fully independent. State Street also has a Risk Committee, on which the Chairman and CEO, serves along with five independent directors • Annual Board-level assessment of each director's contributions, skills, committee assignments and tenure when analyzing the overall composition and effectiveness of the Board • Board has full and free access to officers and employees • During 2023, each of the directors attended at least 75% of the total of all meetings of the Board and committees on which the director served during their service as a director, and each of the 12 nominees attended the 2023 annual shareholder meeting

Principle 6
Boards should develop management incentive structures that are aligned with the long-term strategy of the company
	• In determining incentive compensation award amounts for executive officers, the Human Resources Committee evaluates overall company performance as a primary factor and individual performance as a potential modifier. The Committee also considers market compensation levels and expected trends. Overall company performance drives the final incentive compensation award amount unless individual performance and/or market considerations warrant an adjustment, which is limited to an addition to or subtraction from the corporate performance factor of up to 30%
	   - The Committee's evaluation of overall company performance is based on a review of financial, business and risk management performance relative to corporate goals set at the beginning of each year to drive our long-term strategy
	   - The Committee's evaluation of individual performance is based on a review of financial, business and risk management scorecards derived from the associated corporate goals, and based on each executive's role and responsibilities. The Committee also evaluates performance against human capital-related goals for each executive
	• Corporate and individual performance assessments for Named Executive Officers are described under the heading "Compensation Discussion and Analysis"

(1) ISG is an investor-led effort that includes some of the largest U.S.-based institutional investors and global asset managers, along with several of their international counterparts. State Street Global Advisors, State Street's investment management line of business, is a member of ISG. The corporate governance framework articulates six principles that ISG believes are fundamental to good corporate governance at U.S. listed companies. The Principles reflect the common corporate governance beliefs of each ISG member and are designed to establish a foundational set of investor expectations about corporate governance practices in U.S. publicly-listed companies.

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Appendix C

Reconciliation of Non-GAAP Financial Information

In addition to presenting State Street's financial results in conformity with U.S. generally accepted accounting principles, or GAAP, management also presents certain financial information on a basis that excludes or adjusts one or more items from GAAP. This latter basis is a non-GAAP presentation. In general, our non-GAAP financial results adjust selected GAAP-basis financial results to exclude the impact of revenue and expenses outside of State Street's normal course of business or other notable items, such as acquisition and restructuring charges, repositioning charges and gains/losses on sales. Management believes that this presentation of financial information facilitates an investor's further understanding and analysis of State Street's financial performance and trends with respect to State Street's business operations from period-to-period, including providing additional insight into our underlying margin and profitability.

Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP.

(Dollars in millions)	2023	2022	%Change 2023 vs. 2022
Total Revenue:			
Total revenue, GAAP-basis	**$11,945**	$12,148	(1.7)%
Less: Fee revenue	**—**	(23)	nm
Add: (Gains) losses related to investment securities, net[1]	**294**	—	nm
Total revenue, excluding notable items	**$12,239**	$12,125	0.9%
Fee Revenue:			
Total fee revenue, GAAP-basis	**$ 9,480**	$ 9,606	(1.3)%
Less: Fee revenue	**—**	(23)	nm
Total fee revenue, excluding notable items	**$ 9,480**	$ 9,583	(1.1)%
Servicing Fees:			
Servicing fees, GAAP-basis	**$ 4,922**	$ 5,087	(3.2)%
Servicing fees, excluding notable items	**$ 4,922**	$ 5,087	(3.2)%
Management Fees:			
Management fees, GAAP-basis	**$ 1,876**	$ 1,939	(3.2)%
Management fees, excluding notable items	**$ 1,876**	$ 1,939	(3.2)%
Foreign Exchange Trading Services:			
Total FX trading services, GAAP-basic	**$ 1,265**	$ 1,376	(8.1)%
Less: FX litigation resolution	**—**	(23)	nm
Total FX trading services, excluding notable items	**$ 1,265**	$ 1,353	(6.5)%
Front Office Software and Data:			
Front office software and data, GAAP-basis	**$ 580**	$ 550	5.5%
Front office software and data, excluding notable items	**$ 580**	$ 550	5.5%
Net Interest Income:			
Net interest income, GAAP-basis	**$ 2,759**	$ 2,544	8.5%
Net interest income, excluding notable items	**$ 2,759**	$ 2,544	8.5%

(Dollars in millions)	2023	2022	%Change 2023 vs. 2022
Expenses:			
Total expenses, GAAP-basis	**$ 9,583**	$ 8,801	8.9%
Less: Notable expense items:			
Acquisition and restructuring costs	**15**	(65)	nm
Repositioning charges [2]	**(203)**	(70)	nm
FDIC special assessment[3]	**(387)**	—	nm
Other notable items[4]	**(45)**	—	nm
Total expenses, excluding notable items	**$ 8,963**	$ 8,666	3.4%
Average Common Shareholders' Equity:			
Average common shareholders' equity, GAAP-basis	**$22,201**	$23,910	(7.1)%
Less:			
Common share issuance and repurchase suspension	**—**	(1,900)	nm
Adjusted average common shareholders' equity - Non-GAAP	**$22,201**	$22,010	0.9%

(Dollars in millions, except Earnings per share, or where otherwise noted)	2023	2022	% Change 2023 vs. 2022
Net Income Available to Common Shareholders			
Net income available to common shareholders, GAAP-basis	**$ 1,821**	$2,660	(31.5)%
Less: Notable items			
Fee revenue	**—**	(23)	
(Gains) losses related to investment securities, net[1]	**294**	—	
Acquisition and restructuring costs	**(15)**	65	
Repositioning charges [2]	**203**	70	
FDIC special assessment[3]	**387**	—	
Other notable items[4]	**45**	—	
Tax impact of notable items	**(235)**	(29)	
Net income available to common shareholders, excluding notable items	**$2,500**	$2,743	(8.9)%
Diluted Earnings per Share:			
Diluted earnings per share, GAAP-basis	**$ 5.58**	$ 7.19	(22.4)%
Less: Notable items			
Fee revenue	**—**	(0.05)	
(Gains) losses related to investment securities, net[1]	**0.66**	—	
Acquisition and restructuring costs	**(0.03)**	0.13	
Repositioning charges[2]	**0.47**	0.14	
FDIC special assessment[3]	**0.89**	—	
Other notable items[4]	**0.09**	—	
Diluted earnings per share, excluding notable items	**$ 7.66**	$ 7.41	3.4%

	2023	2022	% Change 2023 vs. 2022	2021
Return on Average Common Equity:				
Return on average common equity, GAAP-basis	**8.2%**	11.1%	(2.9)% pts	10.7%
Less: Notable items				
Fee revenue	**—**	(0.1)		—
(Gains) losses related to investment securities, net[1]	**1.3**	—		(0.5)
Acquisition and restructuring costs	**(0.1)**	0.3		0.3
Repositioning charges[2]	**0.9**	0.3		—
FDIC special assessment[3]	**1.7**	—		0.6
Other notable items[4]	**0.3**	—		0.1
Tax impact of notable items	**(1.0)**	(0.1)		(0.1)
Return on average common equity, excluding notable items	**11.3**	11.5	(0.2)% pts	11.1
Common share issuance and repurchase suspension	**—**	1.0		0.4
Return on average common equity, excluding notable items and security issuance	**11.3%**	12.5%	(1.2)% pts	11.5%

(Dollars in millions)	2023	2022	% Change 2023 vs. 2022
Total Revenue:			
Total revenue, GAAP-basis	**$11,945**	$12,148	(1.7)%
Less: Fee revenue	**—**	(23)	nm
Add: (Gains) losses related to investment securities, net[1]	**294**	—	nm
Total revenue, excluding notable items	**12,239**	12,125	0.9%
Provision for credit losses	**46**	20	nm
Expenses:			
Total expenses, GAAP-basis	**9,583**	8,801	8.9%
Less: Notable expense items:			
Acquisition and restructuring costs	**15**	(65)	nm
Repositioning charges [2]	**(203)**	(70)	nm
FDIC special assessment[3]	**(387)**	—	nm
Other notable items[4]	**(45)**	—	nm
Total expenses, excluding notable items	**8,963**	8,666	3.4%
Income before income tax expense, excluding notable items	**$ 3,230**	$ 3,439	(6.1)%
Income before income tax expense, GAAP-basis	**$ 2,316**	$ 3,327	(30.4)%
Pre-tax margin, excluding notable items	**26.4%**	28.4%	(2.0)% pts
Pre-tax margin, GAAP-basis	**19.4%**	27.4%	(8.0)% pts

(Dollars in millions)	2023	2022	% Change 2023 vs. 2022
Pre-tax Margin:			
Pre-tax margin, GAAP-basis	**19.4%**	27.4%	(8.0)% pts
Less: Notable items			
Fee revenue	**—**	(0.1)	
(Gains) losses related to investment securities, net[1]	**2.3**	—	
Acquisition and restructuring costs	**(0.1)**	0.5	
Repositioning charges[2]	**1.6**	0.6	
FDIC special assessment[3]	**3.0**	—	
Other notable items[4]	**0.2**	—	
Pre-tax margin, excluding notable items	**26.4%**	28.4%	(2.0)% pts
Operating Leverage:			
Operating Leverage, GAAP-basis:			
Total revenue, GAAP-basis	**$11,945**	$12,148	(1.7)%
Total expenses, GAAP-basis	**9,583**	8,801	8.9%
Operating leverage, GAAP-basis			(10.6)% pts
Operating Leverage, excluding notable items:			
Total revenue, excluding notable items (as reconciled above)	**$12,239**	$12,125	0.9%
Total expenses, excluding notable items (as reconciled above)	**8,963**	8,666	3.4%
Operating leverage, excluding notable items			(2.5)% pts

(1) Loss on the sale of investment securities of $294 million related to the investment portfolio repositioning.

(2) Amount in 2023 includes $182 million of compensation and benefits expenses related to workforce rationalization, and $21 million of occupancy charges related to real estate footprint optimization.

(3) FDIC special assessment of $387 million, related to FDIC's recovery of estimated losses to the Deposit Insurance Fund associated with the closures of Silicon Valley Bank and Signature Bank, which is reflected in other expenses.

(4) Other net expenses of $45 million including $41 million in information systems and communications and $4 million in other expenses, primarily associated with operating model changes.

nm   Denotes not meaningful

Reconciliation of Non-GAAP 3 year average Return on Equity (ROE) - for the 2021-2023 Performance-based RSUs

2021-2023 ROE - 3 year average, GAAP basis	**10.0%**
Less: Pre-established Performance-based RSU adjustments:	
Acquisitions and dispositions / Other Income	(0.1)
Merger and integration expenses	0.1
Restructuring expenses	0.8
Legal and regulatory	0.4
Common share issuance and repurchase suspension	0.5
2021-2023 ROE - 3 year average, Adjusted ROE	**11.7 %**

Reconciliation of Non-GAAP 3 year average Pre-Tax Margin - for the 2021-2023 Performance-based RSUs

2021-2023 Pre-tax Margin - 3 year average, GAAP basis	**24.4%**
Less: Pre-established Performance-based RSU adjustments:	
Acquisitions and dispositions / Other Income	(0.3)
Merger and integration expenses	0.3
Restructuring expenses	2.0
Legal and regulatory	1.0
2021-2023 Pre-tax Margin - 3 year average, Adjusted Pre-tax Margin	**27.4%**

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State Street Corporation
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Boston, MA 02114-2900